05045880

Orig

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street
Washington, D.C. 20549

P.E. 2-1-05

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 17, 2005

By:/s/ RASHA EL SISSI

Name: Rasha El Sissi
Title: Associate Vice President, Legal

Our Vision:

To be the better bank

Our Guiding Principles:

Be customer driven

Respect each other

Execute with excellence

Know our business

Enhance our brand

Increase shareholder value

THE YEAR AT A GLANCE[1]

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES
(millions of Canadian dollars)



$3,000
2,500
2,000
1,500
1,000
500
0
-500
95 96 97 98 99 00 01 02 03 04

(millions of Canadian dollars)	2004
Net income applicable to common shares – reported basis	$2,232
Net income applicable to common shares – before amortization of intangibles	2,709

DILUTED EARNINGS[4] AND DIVIDENDS PER SHARE
(Canadian dollars)



$5
4
3
2
1
0
-1
95 96 97 98 99 00 01 02 03 04

(Canadian dollars)	2004
■ Diluted earnings per share – reported basis	$3.39
Diluted earnings per share – before amortization of intangibles	4.11
Dividends per share	1.36

FINANCIAL HIGHLIGHTS[1]

(millions of Canadian dollars)	2004	2003
Results of operations		
Total revenue – reported basis	**$ 10,826**	$ 10,040
Net income (loss) applicable to common shares – reported basis	**2,232**	989
Net income applicable to common shares – before amortization of intangibles	**2,709**	1,480
Economic profit[2]	**1,116**	(50)
Financial position at year end		
Total assets	**$ 311,027**	$ 273,532
Total risk-weighted assets	**100,306**	108,217
Total shareholders' equity	**13,978**	13,111
Total common equity	**12,668**	11,576
Market capitalization	**32,126**	28,784
Per common share[3]		
Diluted net income[4] – reported basis	**$ 3.39**	$ 1.51
Diluted net income[4] – before amortization of intangibles	**4.11**	2.26
Dividends	**1.36**	1.16
Book value	**19.31**	17.64
Closing market price	**48.98**	43.86
Total shareholder return	**14.8%**	53.4%
Financial ratios		
Return on total common equity – reported basis	**18.5%**	8.7%
Return on invested capital[2]	**18.2**	10.5
Return on total assets	**.7**	.3
Return on risk-weighted assets – before amortization of intangibles	**2.7**	1.4
Tier 1 capital to risk-weighted assets	**12.6**	10.5
Common equity to total assets	**4.1**	4.2
Tangible common equity[5] as a % of risk-weighted assets	**9.0**	6.9
Efficiency ratio – reported basis	**74.0**	83.3
Efficiency ratio – before amortization of intangibles	**68.2**	75.6
Provision for credit losses as a % of net average loans[6]	**(.3)**	.2

[1] Earnings before amortization of intangibles, economic profit and return on invested capital are not defined terms under Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar terms used by other issuers. Further explanations about these measures are discussed in the "How the Bank Reports" and "Economic Profit (Loss) and Return on Invested Capital" sections of the Management's Discussion and Analysis, including a reconciliation between the Bank's earnings before amortization of intangibles and results determined in accordance with GAAP ("reported basis" results), and for the Bank's economic profit (loss) and return on invested capital.
[2] As the information is not reasonably determinable, amounts for years prior to 2001 have not been calculated.

ECONOMIC PROFIT (LOSS)[2]
(millions of Canadian dollars)


$1,500
750
0
-750
-1,500
01
02
03
04

(millions of Canadian dollars)	2004
Economic profit	**$1,116**

TOTAL SHAREHOLDER RETURN
(percent)


60%
50
40
30
20
10
0
-10
-20
00
01
02
03
04

(percent)	2004
Average of four other major Canadian banks	**18.9%**
TD Bank	**14.8**

2002	2001	2000	1999	1998	1997	1996	1995	inc./(dec.) 2004/2003
$ 10,229	$ 10,838	$ 10,005	$ 8,913	$ 6,138	$ 5,472	$ 4,216	$ 3,839	7.8%
(160)	1,300	969	2,938	1,076	1,057	882	756	100+
474	1,740	1,558	2,940	1,076	1,057	882	756	83.0
(1,100)	214							100+
$278,040	$287,838	$264,818	$214,417	$181,831	$163,852	$130,297	$115,345	13.7%
120,633	127,118	130,160	108,484	105,106	102,885	90,396	82,134	(7.3)
13,041	13,404	12,350	11,533	8,533	7,303	6,679	6,053	6.6
11,556	11,912	11,099	10,700	7,688	6,757	6,145	5,518	9.4
18,942	22,587	26,119	20,937	13,638	15,337	9,490	7,158	11.6
$ (.25)	$ 2.05	$ 1.53	$ 4.81	–	–	–	–	100+%
.73	2.74	2.46	4.81	–	–	–	–	81.9
1.12	1.09	.92	.72	.66	.56	.50	.44	17.2
17.91	18.97	17.83	17.25	12.94	11.38	10.15	9.16	9.5
29.35	35.94	41.95	33.75	22.95	25.83	15.68	11.88	11.7
(15.2)%	(11.7)%	27.0%	50.2%	(8.6)%	68.3%	36.2%	20.1%	–
(1.3)%	11.3%	8.9%	34.3%	15.0%	16.6%	15.4%	14.3%	9.8%
3.4	13.7							7.7
–	.5	.4	1.4	.6	.7	.8	.7	.4
.5	1.4	1.4	2.7	1.1	1.1	1.1	1.0	1.3
8.1	8.4	7.2	10.1	7.2	6.6	6.8	7.4	2.1
4.2	4.1	4.2	5.0	4.2	4.1	4.7	4.8	(.1)
5.1	5.3	4.3	9.0	6.4	6.1	6.2	6.7	2.1
75.8	79.8	81.2	51.2	64.5	61.8	62.9	62.9	(9.3)
66.0	67.9	69.2	51.2	64.5	61.8	62.9	62.9	(7.4)
2.2	.7	.4	.3	.5	.4	.2	.2	(.5)

[3] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.
[4] As the information is not reasonably determinable, amounts for years prior to 1999 have not been calculated to give effect to dilution under the treasury stock method.
[5] Tangible common equity is total common equity (as disclosed above) less net intangibles and goodwill of $3,668 million for 2004 (2003 – $4,160 million; 2002 – $5,395 million; 2001 – $5,193 million; 2000 – $5,497 million; 1999 – $909 million; 1998 – $958 million; 1997 – $522 million; 1996 – $522 million; 1995 – nil).
[6] Includes customers' liability under acceptances.

TD Bank Financial Group

149TH ANNUAL REPORT 2004



Keeping Commitments

< THE YEAR AT A GLANCE
2 CHAIRMAN OF THE BOARD'S MESSAGE
4 PRESIDENT AND CEO'S MESSAGE
7 CORPORATE GOVERNANCE
11 MANAGEMENT'S DISCUSSION AND ANALYSIS
60 FINANCIAL RESULTS
103 GLOSSARY
104 TEN-YEAR STATISTICAL REVIEW
108 QUARTERLY RESULTS
MORE ABOUT US
109 *Shareholder & Investor Information*
110 *Senior Officers*
112 *The Future Matters*

Our Annual Report provides our shareholders, customers and employees with an overview of the year. It describes how our businesses performed in 2004. But most importantly, the report reaffirms the importance of keeping commitments to all of our stakeholders.

CHAIRMAN OF THE BOARD'S MESSAGE

John M. Thompson

AT A GLANCE OVERVIEW

- **CONTINUED BOARD OF DIRECTORS' CONFIDENCE IN THE BANK'S EARNINGS STRENGTH**
- **EXTENDED CORPORATE GOVERNANCE LEADERSHIP POSITION**
- **ESTABLISHED A NEW EXECUTIVE AND DIRECTOR COMPENSATION PLAN TO ENSURE GOOD GOVERNANCE AND BETTER ALIGNMENT WITH THE LONG TERM INTERESTS OF SHAREHOLDERS**
- **INTRODUCED TERM LIMITS FOR DIRECTORS**

The theme of this year's annual report is "keeping commitments." It's also an appropriate theme for what we do on the Board. Our most fundamental commitment to you the shareholder, is to act as your voice and ensure that your interests drive the Bank's strategic direction.

2004 Bank Performance

TD Bank Financial Group delivered very strong financial results in 2004. The market rewards clarity of strategy and resulting performance and we were witness to that in the appreciation of our stock price over the last year.

The Board has confidence in the strategic direction of the Bank and its ability to deliver consistent and sustainable earnings. As a result, the Board increased the total annual dividend per share this year to $1.36, an increase of 17.2% over 2003.

Strategic Review

The Board plays a vital role in advising and supporting the management team on strategic direction. This guidance is particularly valuable when reviewing large transactions such as the proposed acquisition of 51% of Banknorth Group, Inc.

An engaged, inquisitive Board ensures that shareholders' interests are always top of mind. Diverse business, professional and industry backgrounds prove invaluable in identifying potential opportunities and risks involved in such complex transactions.

Corporate Governance

We recognize that good governance is much more than having a state-of-the-art framework in place, such as the best charters and systems. It's also about cultivating a mindset based on transparency and openness among the Board, management and shareholders. We believe that sound governance fosters a well-run business where people consistently work to put shareholders and customers first.

We measure our governance performance by benchmarking ourselves against other leaders in governance from all sectors, and by constantly reviewing the business environment for emerging trends and best practices that would be appropriate for us. We carefully review shareholder proposals and feedback, and provide regular opportunities for shareholders to communicate with us. All of these inputs help us understand how we're doing and guide our future governance innovations. Ultimately we know that the more robust our governance is, the more competitive we will be.

2004 Governance Enhancements

We believe one of our strongest governance enhancements in 2004 was the reform of executive compensation. The Board introduced a set of compensation measures that included reduced use of stock options, increased use of restricted share units and reduced annual cash incentives in favour of long term equity awards. In addition, we increased share ownership requirements for executives and directors including an increase from five to ten times base salary for the President and CEO, and a requirement for all directors to hold Bank shares worth six times their annual retainer.

We recently became the first major Canadian bank to implement specified term limits for Board members. This policy represents a new approach to Board renewal and supports the Bank's goal to bring diversity of age as well as gender, region and experience to the boardroom. Another new governance guideline now requires any executive officer of the Bank to resign as a director of the Board on retirement, unless the Board feels there is a specific need to retain the director's expertise.

We bolstered our long-standing Board feedback process by expanding the scope of director input to include feedback to peers gathered through confidential surveys and one-on-one interviews I conduct with each director. This robust peer feedback process helps to raise issues and identify opportunities for continuous improvement by individual directors.

A Word of Thanks

The demands on our directors continue to increase. Current and prospective directors are expected to make stronger commitments than ever before in terms of time, accountability, shareholdings, ongoing education and independence.

For this reason, I would like to recognize the service of Dick Thomson and Ted Rogers, directors who retired this year. I would also like to welcome new directors Donna Hayes, William Bennett, John Bragg and Harold MacKay who joined the Board.

Finally, on behalf of the Board, I would like to sincerely thank the Bank's employees and management team led by Ed Clark for their continued dedication. As we prepare for the upcoming 150th anniversary celebrations, I would also like to recognize the contributions of many generations of TDBFG employees who have helped make this Bank the success it is today.

John M. Thompson

John M. Thompson
Chairman of the Board

"THOSE OF US WHO PARTICIPATE IN THE MARKETPLACE ... WHETHER INVESTORS OR BUSINESSES ... ALL WANT THE SAME THINGS IN THE END ... CONFIDENCE IN THE MARKETS ... AND LOWER RISK FOR SHAREHOLDERS. SO, VIGILANCE, CLARITY AND PROGRESS IN GOVERNANCE BENEFIT US ALL." CHAIRMAN OF THE BOARD OF DIRECTORS, JOHN THOMPSON AT THE ANNUAL MEETING OF THE CANADIAN COALITION FOR GOOD GOVERNANCE.

Bottom: John Thompson, Chairman of the Board of Directors; Bharat Masrani, Executive Vice President, Risk Management; Fred Tomczyk, Vice Chair, Corporate Operations.





PRESIDENT AND CEO'S MESSAGE

W. Edmund Clark

AT A GLANCE OVERVIEW

- **DELIVERED ON OUR COMMITMENTS TO SHAREHOLDERS**
- **TOTAL SHAREHOLDER RETURN IMPROVEMENT OF 30% OVER TWO YEARS**
- **THREE STRONG AND GROWING BUSINESSES DEMONSTRATING SOLID FINANCIAL PERFORMANCE**
- **UNIQUELY ADVANTAGED TO DELIVER FUTURE GROWTH**

Two years ago we made a big commitment to shareholders. After very disappointing results in 2002, we said we would aggressively reposition TD Bank Financial Group to be a producer of consistent, sustainable earnings growth.

In 2004 we clearly demonstrated that we keep our commitments. Shareholders with the patience to stay with us over the past 24 months have seen diluted earnings per share before amortization of intangibles grow from $.73 to $4.11, or a loss per share of $.25 to diluted earnings per share of $3.39 on a reported basis, dividends rise 21.4% and total shareholder return jump 30%. We've accomplished this phenomenal growth while also having the lowest risk profile among the Big Five banks.

2004 Financial Performance

I am extremely pleased with our performance in 2004. Each of our businesses grew earnings and contributed to shareholder value. We've also built up our capital position and have one of the strongest balance sheets in the industry. Clearly we're on strategy, and our strategy is working.

We generated net income of $2.8 billion this year before the amortization of intangibles, or $2.3 billion on a reported basis, on the strength of these strategies, an increase of 78% over last year or 115% on a reported basis. Economic profit, our most important financial measure of business performance, grew from a loss of $50 million in 2003 to $1.1 billion in 2004. In simple terms, economic profit assigns a cost to the capital we invest in our business and is the difference between our earnings and the cost assigned to capital. Companies that manage to grow economic profit truly create lasting shareholder value.

A detailed report on our individual business performance is available on page 23 so instead of focusing on how we did last year, I'd like to tell you where we're going next. While we have clearly enjoyed a great deal of success this year there are many challenges ahead.

TDBFG's Strategies

- Investing in our core businesses
- Reducing risk profile and improving returns to provide a solid foundation for future growth
- Strategically re-deploying capital for value, long term growth and flexibility
- Executing with excellence – delivering on what we've promised

Seizing Unique Advantages In Our Individual Businesses

We believe that each of our three businesses has unique advantages or opportunities to allow for future growth.

Personal and Commercial Banking Strategy

TD Canada Trust will continue to build on a superior customer service model to improve customer retention and increase the amount of business we have with each customer at the same time. TD Canada Trust is an industry leader in cost management and will remain focused on investing in efficiencies aimed at permanently lowering costs while improving the customer experience.

We also see significant opportunity in growing businesses where we are underrepresented in terms of market share. We believe that our strong retail advantages such as longer banking hours and leading customer service can be extended into the small business market, allowing us to grow market share. In addition, we have implemented a more segmented approach to serving our large commercial banking base and plan on growing this business aggressively. Finally, we see strong upside in growing our insurance business. Our low-cost, direct insurance model through TD Insurance and TD Meloche Monnex offers superior returns and growth prospects.

Wealth Management Strategy

In Canada we continue to integrate our wealth management offerings under the TD Waterhouse brand and enhance the customer experience. We are committed to aggressively building our advice-based network with an emphasis on growing assets. While TD Waterhouse is clearly recognized as a discount brokerage leader, we are underrepresented in the advice-based businesses. We are in the midst of an aggressive recruitment plan aimed at growing our roster of Financial Planners and Investment Advisors.

Internationally, we plan on aggressively and organically growing the TD Waterhouse discount brokerage business, with a strong emphasis on the United States. TD Waterhouse USA truly occupies a sweet spot in the marketplace based on the strength of our branch infrastructure and our independent financial advisory business.

Wholesale Banking

Our focused Wholesale Banking strategy has proven very successful over the last two years. We remain committed to growing our leading full-service investment bank in Canada. Internationally, we are a niche bank focused on providing structured products for the needs of our institutional client base.

Growing and deepening client relationships, expanding our product and service suite, and operating with excellence are our priorities for 2005.

"…URE OUT WHAT YOU DO WELL AND WHERE THE MARKET WILL REWARD YOU. OCCUPY THAT SPACE BY JUST DOING …ETTER. KEEP IT SIMPLE. WORRY ABOUT OPERATIONAL EXCELLENCE AND CORRECT YOUR MISTAKES. THINK ABOUT …E CUSTOMER. ADD NEW CUSTOMERS EVERY DAY. AND THANK YOUR PEOPLE." PRESIDENT AND CEO ED CLARK AT THE …NUAL MEETING IN EDMONTON, ALBERTA

…ght: Bernie Dorval, Executive Vice President, Deputy Chair, TD Canada Trust; Ed Clark, President and CEO; and Don Drummond, Senior …sident, TD Economics. Below: Barb Merhi, Branch Manager, TD Canada Trust; Stella Partipilo, Branch Manager, TD Canada Trust; Ed Clark, President and CEO; Chris Stamper, District Vice President, TD Canada Trust.





Leaders
in Business



Moving to *Four* Businesses – Banknorth

The challenge for any business in a mature market such as ours is to identify new areas of growth. When we looked beyond investing in the organic growth of our existing businesses at TDBFG, we asked ourselves how we could best invest our excess capital in a way that adds long-term value.

To achieve the balance of investing excess capital now while ensuring sustained growth in the future, we ultimately decided that entering the United States made the most sense. As a result, in August we announced a deal to acquire 51% of Portland, Maine-based Banknorth Group, Inc.

This acquisition provides us with a significant personal and commercial banking footprint in the U.S. while maintaining our strong capital ratios and preserving capital for further acquisitions. We also gain access to an experienced management team with a solid understanding of their market. It is in keeping with our business mix strategy heavily weighted on retail and commercial banking.

We see tremendous opportunity with Banknorth becoming our fourth key business. We hope to receive regulatory and shareholder approval for this deal in early 2005.

2005 Targets

An important part of keeping future commitments is communicating goals. The following targets are our strategic priorities for 2005. We will report on our success in meeting these goals in my message next year.

Shareholder Targets
- Grow economic profit.
- Deliver above peer average total return to shareholders.
- Grow earnings per share by 7-10%.
- Grow revenue faster than expenses in each of our businesses.
- Earn a return on risk weighted assets that exceeds that of all other banks.

Individual Business Targets
- Deliver consistent double digit earnings growth over time in Personal and Commercial Banking.
- Grow assets in Wealth Management by 10%.
- Earn a return on invested capital of 15-22% in Wholesale Banking.

Employee Target
- Enhance the employee experience to create an increasingly engaged workforce.

Customer Target
- Enhance the customer experience as measured by achieving 86% in our overall Customer Satisfaction Index.

Community Target
- Support the communities in which we work and live through all of our actions including supporting employee volunteerism and donating a minimum of 1% of domestic, pre-tax profits (three year average) to Canadian charitable and nonprofit organizations.

In Summary

In 2005 we will celebrate our 150th anniversary. We have provided banking services to Canadian consumers, businesses and institutions since the days before Confederation. We are proud of the trust we have earned over our first 149 years.

Looking forward, our vision is to be the *better* bank. What does it mean? It's a recognition that our work is never done. There is no end game at being "better." It's a relentless pursuit of excellence and a commitment to continual improvement. Great companies are never satisfied with the status quo and constantly seek out new processes, products and efficiencies aimed at making things better for customers. It drives everything we do at TD Bank Financial Group.

Our enduring success is attributable to the dedication of our employees and our continued focus on keeping commitments to our shareholders, customers, employees and communities. We recognize that we are only as good as our last commitment and my pledge to you as President and CEO of this Bank is to build on our heritage of success and to make TDBFG truly the *better* bank for today and the next generation.

W. Edmund Clark
President and Chief Executive Officer

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

AT A GLANCE OVERVIEW

- **WE HAVE A STRONG, INDEPENDENT CHAIRMAN WITH A CLEAR LEADERSHIP MANDATE IN CORPORATE GOVERNANCE**
- **THE BOARD OVERSEES MANAGEMENT AND MAJOR STRATEGIC POLICY DECISIONS FOR TDBFG**
- **THE BOARD, ITS COMMITTEES AND THE CHAIRMAN OF THE BOARD OPERATE UNDER WRITTEN CHARTERS SETTING OUT THEIR RESPONSIBILITIES**
- **THE BOARD CONTINUOUSLY RENEWS ITSELF WITH HIGH CALIBRE CANDIDATES WITH DIVERSE SKILLS AND EXPERIENCE**
- **THE AUDIT COMMITTEE OF THE BOARD, NOT MANAGEMENT, IS RESPONSIBLE FOR THE RELATIONSHIP WITH THE SHAREHOLDERS' AUDITORS**

The Board of Directors and the management of TD Bank Financial Group are committed to leadership in corporate governance. We have designed our corporate governance policies and our practices to ensure that we are focused on our responsibilities to our shareholders and on creating long term shareholder value.

We can assure you that TDBFG's policies and practices meet or exceed applicable legal requirements. We monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below. The next few pages explain the roles and responsibilities of each important part of this structure as well as other key facts about corporate governance at TDBFG.

Overview of Corporate Governance Structure at TDBFG
This diagram is a simple overview of the corporate governance structure at TDBFG.



Shareholders
appoint
Shareholders' Auditors
elect
report
Corporate Governance Committee
Audit Committee
appoint
Board of Directors
appoint
Management Resources Committee
Risk Committee
appoint
Management

Other Places to Find Information about Corporate Governance at TDBFG

- Read our Chairman of the Board's Message to Shareholders page 2;
- Go to the Corporate Governance section of our web site – www.td.com/governance – there you will also find a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange;
- Read our Proxy Circular – in February 2005 it will be mailed to shareholders and be available on our web site;
- Attend our Annual Meeting – March 23, 2005 in Ottawa, Ontario – or watch the webcast through our web site (details will be posted on our web site in March).

Role of the Chairman of the Board
John Thompson
Mr. John Thompson is the Chairman of the Board at TDBFG. He is not and has never been an executive at TDBFG. His role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TDBFG. His key responsibilities are set out below. He also serves as Chair of the Corporate Governance Committee.

Mr. Thompson served as Vice Chairman of IBM Corporation until 2002, having previously been the Chairman and Chief Executive Officer of IBM Canada Ltd. In addition to being a director of Robert Mondavi Corporation, Royal Philips Electronics and The Thomson Corporation, Mr. Thompson is a trustee of the Hospital for Sick Children in Toronto. Mr. Thompson has been a member of the Board of TDBFG since 1988.

Chairman of the Board
Key Responsibilities

- Manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities;
- Facilitate the functioning of the Board independently of management and maintain and enhance the quality of the Board's governance and that of TDBFG;
- Regular interaction with the President and Chief Executive Officer on governance and performance issues including providing feedback of other Board members as well as acting as a 'sounding board' for the President and Chief Executive Officer;
- Lead a formal evaluation of the Chief Executive Officer's performance at least annually;
- Lead the Board in the execution of its responsibilities to shareholders.

THE BOARD OF DIRECTORS

Who Are They?

Our directors* are listed below. Additional biographical information about the directors is included on our web site at www.td.com/governance. Our Proxy Circular for the 2005 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other principal directorships, TDBFG committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and
Retired President and
Chief Executive Officer
Draper & Kramer, Inc.
Chicago, Illinois

Hugh J. Bolton
Chair of the Board
EPCOR Utilities Inc.
Edmonton, Alberta

John L. Bragg
President and
Co-Chief Executive Officer
Oxford Frozen Foods Limited
Oxford, Nova Scotia

W. Edmund Clark
President and
Chief Executive Officer
The Toronto-Dominion Bank
Toronto, Ontario

Marshall A. Cohen
Counsel
Cassels Brock & Blackwell LLP
Toronto, Ontario

Wendy K. Dobson
Professor and Director
Institute for International Business
Joseph L. Rotman School of
Management, University of Toronto
Toronto, Ontario

Darren Entwistle
President and
Chief Executive Officer
TELUS Corporation
Vancouver, British Columbia

Donna M. Hayes
Publisher and
Chief Executive Officer
Harlequin Enterprises Limited
Toronto, Ontario

Henry H. Ketcham
Chairman of the Board, President
and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

Pierre H. Lessard
President and
Chief Executive Officer
METRO INC.
Montréal, Québec

Harold H. MacKay
Senior Partner
MacPherson Leslie & Tyerman LLP
Regina, Saskatchewan

Brian F. MacNeill
Chairman of the Board
Petro-Canada
Calgary, Alberta

Roger Phillips
Corporate Director and
Retired President and
Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Wilbur J. Prezzano
Corporate Director and
Retired Vice Chairman
Eastman Kodak Company
Charleston, South Carolina

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc.
Toronto, Ontario

Donald R. Sobey
Chairman Emeritus
Empire Company Limited
Stellarton, Nova Scotia

Michael D. Sopko
Corporate Director and
Retired Chairman and
Chief Executive Officer
Inco Limited
Oakville, Ontario

John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
Toronto, Ontario

*as of December 1, 2004. As announced on August 26, 2004, William J. Ryan, Chairman, President and Chief Executive Officer of Banknorth Group, Inc. will join the Board of Directors of TDBFG upon the conclusion of TDBFG's acquisition of 51% of the outstanding shares of Banknorth. Subject to shareholder and regulatory approval, the acquisition is expected to close February, 2005.

What is the Role of the Board of Directors?

The Board is responsible for overseeing our management and business affairs and major policy decisions for TDBFG. The Board operates under a written charter describing in plain language its key responsibilities. The main responsibilities in the Board's charter are as follows:

Board Charter:
Main Responsibilities
Provide the supervision necessary for:

1. Disclosure of reliable and timely information to shareholders:
   - The shareholders depend on the Board to get them the right information.
2. Approval of strategy and major policy decisions of TDBFG:
   - The Board must understand and approve where TDBFG is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.
3. Evaluation, compensation and succession for key management roles:
   - The Board must be sure that the key roles have the right people, that they are monitored and evaluated by the Board and that they are appropriately compensated to encourage TDBFG's long-term success.
4. Oversight of the management of risks and the implementation of internal controls:
   - The Board must be satisfied that the assets of TDBFG are protected and that there are sufficient internal checks and balances.
5. Effective Board governance:
   - To excel in their duties the Board needs to be functioning properly as a board – strong members with the right skills and the right information.

How Are Directors Selected?

Each year, the Board recommends the director nominees to shareholders and the shareholders can vote on each new director nominee. The Corporate Governance Committee has the responsibility to determine what skills, qualities and backgrounds the Board needs to fulfill its many responsibilities with a view to diverse representation on the Board. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate's ability to make a valuable contribution to the Board. In addition to having the requisite skills and experience, all non-management directors must meet the qualifications for directors set out in the Position Description for Directors of TDBFG. Those key qualities are set out below.

Key Qualities for Directors at TDBFG

To serve TDBFG and the long-term interests of its shareholders by supervising the management of the business and affairs of TDBFG in a manner that:

- Meets the highest ethical and fiduciary standards;
- Demonstrates independence from management;
- Is knowledgeable and inquisitive about the issues facing TDBFG;
- Applies good sense and sound judgment to help make wise decisions;
- Displays commitment through attendance at, preparation for and participation in meetings.

All directors are encouraged to identify possible candidates to join the Board. In addition, the Corporate Governance Committee has engaged an independent consultant to help identify candidates who meet the qualifications being sought and to ensure that the Committee is considering a large and diverse pool of talent.

Committee	Members*	Key Responsibilities
Corporate Governance Committee	**John M. Thompson** (Chair) **Wendy K. Dobson** **Brian F. MacNeill** **Donald R. Sobey** **Michael D. Sopko**	**Responsibility for corporate governance of TDBFG:** • Set the criteria for selecting new directors, including independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and recommend to the Board a set of corporate governance principles aimed at fostering a healthy governance culture at TDBFG; • Review and recommend the compensation of the directors of TDBFG; • Ensure TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Oversee the evaluation of the Board and committees.
Management Resources Committee	**Brian F. MacNeill** (Chair) **Marshall A. Cohen** **Pierre H. Lessard** **Wilbur J. Prezzano** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Set performance objectives for the CEO, which encourage TDBFG's long-term financial success in a way that is also compatible with depositors' interests, and regularly measure the CEO's performance against these objectives; • Determine the recommended compensation for the CEO and certain executive officers in consultation with independent advisors who help us set competitive compensation for the CEO that meets TDBFG's hiring, retention and performance objectives; • Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on executive compensation for the benefit of shareholders, which is published in TDBFG's annual proxy circular.
Risk Committee	**Roger Phillips** (Chair) **William E. Bennett** **Hugh J. Bolton** **Marshall A. Cohen** **Harold H. MacKay** **Wilbur J. Prezzano**	**Supervising the management of risk of TDBFG:** • Identify and monitor the key risks of TDBFG and evaluate their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Ensure policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, regulatory, reputational and strategic risk; • Ensure a forum for "big-picture" analysis of future risks including considering trends; • Critically assess TDBFG's business strategies and plans from a risk perspective.
Audit Committee	**Hugh J. Bolton** (Chair) **John L. Bragg** **Darren Entwistle** **Donna M. Hayes** **Henry H. Ketcham** **Helen K. Sinclair** *as of December 1, 2004	**Supervising the quality and integrity of TDBFG's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Monitor internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditors – the shareholders' auditors report directly to this Committee; • Listen to the shareholders' auditors and internal auditor, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally regulated financial institutions; • Receive reports on and approve, if appropriate, transactions with related parties.

The Committee is also responsible for assessing the contribution of the current directors to determine if they should be recommended for re-election. For many years, we have had guidelines for Board composition that include considering:

- The director's record of attendance;
- Whether the director has had a material change in his or her circumstances, such as a change of principal occupation, in which case the director must resign (the Board will decide to accept or reject the director's resignation); and
- Other significant changes in the ability of a director to contribute to the Board.

The Board's goal is to bring a diversity of age, as well as gender, region and experience to the Board. The Board has a long standing retirement age of 70 years. This year, the Board also introduced specific term limits for directors. Directors are expected to serve up to ten years, subject to solid annual performance assessments, annual re-election by the shareholders, and the guidelines for board composition described above. On the Corporate Governance Committee's recommendation, the Board may extend a director's initial ten-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director's term limit for a further five years.

The Board also has an annual, consolidated feedback process that covers the Board, the Chairman of the Board, the committees, individual directors (through both self-review and peer review), and the Chief Executive Officer, and includes input from selected management. The Chair of the Management Resources Committee leads the evaluation of the Chairman of the Board. This comprehensive feedback process helps the Chairman of the Board, the Corporate Governance Committee and the Board to provide constructive comments to improve the effectiveness of each Board member, with a view to the nomination process.

How Does the Board Ensure that it is Independent of Management?

Independence is Key

Our Board of Directors understands the need for independence from management. In addition to ensuring that the composition of the Board enhances its independent functioning, the Board has implemented the following:

- The Corporate Governance Committee receives periodic reports on the independence status of directors and considers material relationships between TDBFG and individual directors;
- The Board and its committees meet independently of management at every regularly scheduled meeting;
- The Board and its committees have the authority to hire and fire their own independent advisors;
- A strong independent Chairman of the Board role with a clear mandate to provide leadership in governance matters;
- The Chairman of the Board is responsible for setting the agenda for each Board meeting;
- A policy requiring all directors to acquire, over a set period of time, Bank shares worth six times the annual retainer;
- The provision of high-quality information for directors – a comprehensive educational session for new directors (also serving as a refresher for current directors), periodic educational presentations on topics of importance to particular committees and the Board as a whole, access to management, and sufficient time to review material in advance of meetings.

Board members understand that independence requires more – it requires preparation for meetings, understanding the issues, strength, integrity and an inquiring mind. You can read more about how the Board evaluates the independence of its members in the Proxy Circular for the 2005 Annual Meeting.

Committees of the Board of Directors

We have four committees of the Board of Directors. They are the Corporate Governance Committee, the Management Resources Committee, the Risk Committee and the Audit Committee. Each committee operates under a written charter that sets out its responsibilities and composition requirements.

All committee members are directors who are not current or former executives of TDBFG. The chair of each committee spends significant additional time on the duties of the committee and meets more extensively with members of management. The committee chairs set the agenda for committee meetings and report to the full Board following committee meetings. Minutes of each committee meeting are circulated to the whole Board.

In addition, the committees review their charters each year to ensure they meet or exceed the regulatory obligations and the obligations to shareholders. The committees evaluate themselves each year to ensure that they are meeting their charter responsibilities and operating effectively. The committees also annually set objectives for the year and monitor their progress against them.

Committees can meet independently of management at any time and each committee has established its own additional practices. For example, the Audit Committee meets independently with each of the Chief Financial Officer, the shareholders' auditors, the head of Internal Audit and on its own at each of its regularly scheduled quarterly meetings. Each committee also has unfettered authority to retain its own independent consultant to provide expert advice to the committee.

The key responsibilities from the charter of each committee, as well as the members of each committee are detailed on page 9. There is additional information regarding the committees in our other corporate governance disclosure (see page 7, Other Places to Find Information about Corporate Governance at TDBFG).

The Audit Committee and the Shareholders' Auditors

At the last annual meeting in March 2004, the shareholders appointed Ernst & Young LLP and PricewaterhouseCoopers LLP as the shareholders' auditors to hold office until the next annual meeting.

The shareholders' auditors review each quarterly financial statement and audit the annual financial statements. Each year in the annual report, the shareholders' auditors report to the shareholders on the audit of TDBFG and give the shareholders their opinion on the financial statements (see page 61). The audit and this report to shareholders are very important elements of TDBFG's financial reporting process.

The Audit Committee, not management, is responsible for the relationship with the shareholders' auditors. The Audit Committee's processes reinforce this structure. The Audit Committee reviews the shareholders' auditors' plans, and the results of their audits and reviews. The Committee also meets with the shareholders' auditors at every quarterly meeting without management present. This meeting provides a forum for the shareholders' auditors to raise any concerns they may have and to confirm that they are being provided adequate access and cooperation by the management of TDBFG.

The shareholders' auditors confirm annually their independence to the Audit Committee. In addition, the Audit Committee has in place a policy to restrict the provision of non-audit services by the shareholders' auditors. Any such services must be permitted services and must be pre-approved by the Audit Committee pursuant to the policy. The Audit Committee also pre-approves the audit services and the fees to be paid. Additional information regarding audit and non-audit services can be found on page 54.

The Audit Committee has established a formal evaluation process to review the performance of the shareholders' auditors prior to making a recommendation to the shareholders regarding the auditors to be appointed at the next annual meeting.

The members of TDBFG's Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert. Hugh Bolton, Chair of TDBFG's Audit Committee, is an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act. Mr. Bolton has over 40 years of experience in the accounting industry, including as a former partner, Chairman and CEO of Coopers & Lybrand Canada, Chartered Accountants. He remains a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants and has significant experience with accounting and auditing issues relating to financial service corporations such as TDBFG. The Board's determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) GIVES YOU MANAGEMENT'S PERSPECTIVE ON PERFORMANCE OF THE BANK'S BUSINESSES, THE ECONOMY AND HOW THE BANK MANAGES RISK AND CAPITAL. THE MD&A IS AS OF DECEMBER 9, 2004.

13 **HOW WE PERFORMED**
18 **OFF-BALANCE SHEET ARRANGEMENTS**
19 **CRITICAL ACCOUNTING POLICIES AND ESTIMATES**
22 **ACCOUNTING AND REPORTING CHANGES**
23 **HOW OUR BUSINESSES PERFORMED**
25 *Personal and Commercial Banking*
29 *Wholesale Banking*
32 *Wealth Management*
35 *Corporate*
37 **FACTORS THAT MAY AFFECT FUTURE RESULTS**
38 **MANAGING RISK**
39 *Strategic Risk*
39 *Credit Risk*
41 *Market Risk*
43 *Asset Liability Management*
45 *Liquidity Risk*
46 *Operational Risk*
47 *Regulatory Risk*
47 *Reputational Risk*
48 **MANAGING CAPITAL**
50 **CONTROLS AND PROCEDURES**
51 **SUPPLEMENTARY INFORMATION**

Additional information relating to the Bank, including the Bank's Annual Information Form for the year ended October 31, 2004, is on SEDAR at www.sedar.com.

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions, including the acquisition of a 51% interest in Banknorth Group, Inc.; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 37 of this report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

TD WATERHOUSE'S COMMITMENT TO FRANCES WARDLAW WAS TO HELP BUILD A FINANCIAL PLAN THAT WOULD ALLOW HER TO TAKE RESPONSIBILITY FOR HER FINANCIAL AFFAIRS. FOLLOWING A SIGNIFICANT CHANGE IN HOME LIFE, FRANCES WAS LOOKING TO FORM A PARTNERSHIP WITH AN INVESTMENT ADVISOR THAT WOULD NOT ONLY OFFER HER WEALTH MANAGEMENT EXPERTISE, BUT ALSO HELP EDUCATE HER IN THE PROCESS. KATHRYN DEL GRECO HAS WORKED WITH FRANCES FOR MORE THAN THREE YEARS AND AS A RESULT, FRANCES IS MUCH MORE COMFORTABLE WITH HER FINANCIAL POSITION AND IN DISCUSSING HER PERSONAL FINANCES WITH CONFIDENCE.

Below: Frances Wardlaw and Kathryn Del Greco, Investment Advisor, TD Waterhouse



AT A GLANCE OVERVIEW

HOW WE PERFORMED

- **REPORTED NET INCOME WAS $2,310 MILLION IN 2004, COMPARED WITH REPORTED NET INCOME OF $1,076 MILLION IN 2003 AND REPORTED NET LOSS OF $67 MILLION IN 2002**
- **IN 2004, NET INCOME BEFORE AMORTIZATION OF INTANGIBLES WAS $2,787 MILLION, COMPARED WITH $1,567 MILLION IN 2003 AND $567 MILLION IN 2002**
- **REPORTED DILUTED EARNINGS PER SHARE WERE $3.39 IN 2004 COMPARED WITH REPORTED DILUTED EARNINGS PER SHARE OF $1.51 IN 2003 AND LOSS PER SHARE OF $.25 IN 2002**
- **DILUTED EARNINGS PER SHARE BEFORE AMORTIZATION OF INTANGIBLES WERE $4.11 IN 2004 COMPARED WITH $2.26 IN 2003 AND $.73 IN 2002**

How the Bank Reports

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), relevant aspects of which are presented on pages 60 to 102 of this Annual Report. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. Previously the Bank reported operating cash basis earnings. Since the only distinction between operating cash basis and reported basis earnings beginning in 2003 was the amortization of intangibles (as there were no special items), the Bank now refers to earnings before amortization of intangibles as it is a better description of this measure. Fiscal 2002 operating cash basis earnings have been restated to reflect this new basis.

The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach is how the Bank manages the businesses internally. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this Annual Report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

Reconciliation of Earnings Before Amortization of Intangibles to Reported Results

(millions of Canadian dollars)	**2004**	2003	2002
Net interest income	**$ 5,943**	$ 5,616	$ 5,300
Provision for (reversal of) credit losses	**(386)**	186	2,925
Other income	**4,883**	4,424	4,929
Non-interest expenses	**7,381**	7,592	6,754
Income before provision for income taxes and non-controlling interest	**3,831**	2,262	550
Provision for (benefit of) income taxes	**952**	603	(81)
Non-controlling interest	**92**	92	64
Net income before amortization of intangibles and preferred dividends	**$ 2,787**	$ 1,567	$ 567
Amortization of intangibles, net of income taxes	**477**	491	634
Net income (loss)	**$ 2,310**	$ 1,076	$ (67)
Preferred dividends	**78**	87	93
Net income (loss) applicable to common shares – reported basis	**$ 2,232**	$ 989	$ (160)
(Canadian dollars)			
Basic net income (loss) per common share – reported basis	**$ 3.41**	$ 1.52	$ (.25)
Diluted net income (loss) per common share – reported basis	**3.39**	1.51	(.25)
Basic net income per common share – before amortization of intangibles	**4.14**	2.28	.74
Diluted net income per common share – before amortization of intangibles	**4.11**	2.26	.73

Certain comparative amounts have been reclassified to conform with current year presentation.

NET INCOME (LOSS)
(millions of Canadian dollars)


$3,000
2,500
2,000
1,500
1,000
500
0
-500
02
03
04
Net income – before amortization of intangibles
Net income (loss) – reported basis

ECONOMIC PROFIT (LOSS)
(millions of Canadian dollars)


$3,000
2,000
1,000
0
-1,000
-2,000
02
03
04
Net income before amortization of intangibles less preferred dividends
Economic profit (loss)

Net Income (Loss)

Net income is revenues (net interest income plus other income) less loan losses, expenses, income taxes and non-controlling interest.

Reported net income was $2,310 million in 2004, compared with reported net income of $1,076 million in 2003 and a reported net loss of $67 million in 2002. Reported basic earnings per share were $3.41 in 2004 compared with reported basic earnings per share of $1.52 in 2003 and a loss per share of $.25 in 2002. Reported diluted earnings per share were $3.39 in 2004 compared with reported diluted earnings per share of $1.51 in 2003 and a loss per share of $.25 in 2002. Reported return on total common equity was 18.5% in 2004 compared with 8.7% in 2003 and (1.3)% in 2002.

In 2004, net income before amortization of intangibles was $2,787 million, compared with $1,567 million in 2003 and $567 million in 2002. Basic earnings per share before amortization of intangibles were $4.14 in 2004 compared with $2.28 in 2003 and $.74 in 2002. Diluted earnings per share before amortization of intangibles were $4.11 in 2004 compared with $2.26 in 2003 and $.73 in 2002.

Economic Profit (Loss) and Return on Invested Capital

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less preferred dividends and a charge for average invested capital. Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the Capital Asset Pricing Model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is net income before amortization of intangibles less preferred dividends, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's economic profit (loss), return on invested capital and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Net Interest Income

The Bank calculates net interest income by adding the interest and dividends it earns from loans and securities, and subtracting the interest it pays on deposits and other liabilities.

See supplementary information pages 51 and 52, tables 2, 3 and 4

Net interest income was $5,943 million in 2004, a year-over-year increase of $327 million. The increase in net interest income primarily related to Wholesale Banking, where numerous factors contributed to the increase, including the mix of interest earning securities and derivatives within the trading businesses of Wholesale Banking. Personal and Commercial Banking also contributed to this increase due to continued growth in lending volumes. Wealth Management net interest income increased due to higher margin lending and higher spreads on loans and deposits in Wealth Management's Discount Brokerage business. Partially offsetting this increase was a decline in interest income earned on reduced assets in the non-core lending portfolio in the Corporate segment.

Reconciliation of Economic Profit (Loss), Return on Invested Capital and Net Income Before Amortization of Intangibles

(millions of Canadian dollars)	**2004**	2003	2002
Average common equity	**$ 12,050**	$ 11,396	$ 12,144
Average cumulative amount of goodwill/intangible amortization, net of income taxes	**2,834**	2,396	1,881
Average invested capital	**$ 14,884**	$ 13,792	$ 14,025
Rate charged for invested capital	**10.7%**	10.9%	11.2%
Charge for invested capital[1]	**(1,593)**	(1,530)	(1,574)
Net income before amortization of intangibles less preferred dividends	**2,709**	1,480	474
Economic profit (loss)[1]	**$ 1,116**	$ (50)	$ (1,100)
Return on invested capital[1]	**18.2%**	10.5%	3.4%
Return on total common equity – reported basis	**18.5%**	8.7%	(1.3)%

[1] Includes a charge of $26 million after-tax for the past amortization of goodwill that became impaired during the second quarter of 2003.

NET INTEREST INCOME
(millions of Canadian dollars)



$6,000
5,750
5,500
5,250
0
02
03
04

OTHER INCOME
(millions of Canadian dollars)



$2,500
1,250
1,000
750
500
250
0
02
03
04
Investment and securities services
Credit fees
Service charges
Loan securitizations
Insurance
Other

Net interest income was $5,616 million in 2003, an increase of $316 million compared with 2002. The increase in net interest income was related to Personal and Commercial Banking where average personal loan volumes – excluding securitizations – increased $7 billion from the previous year; however this growth was partially offset by a 14 basis point reduction in the net interest margin to 3.28%. The increase was also related to higher invested balances in Wealth Management combined with higher yields on these investments. In addition, the increase in net interest income related to interest income from income tax refunds and securitization adjustments in 2003.

Beginning in fiscal 2004, the Bank no longer discusses net interest income on a taxable equivalent basis (TEB) at the total Bank level, as it is not useful at that level. However, on a segmented basis, the Bank continues to report net interest income on a TEB. For further details, see the introductory discussion in the "How Our Businesses Performed" section on page 23.

Other Income

Other income represents all of the Bank's income other than net interest income. Sources of other income include revenues from trading activities, brokerage fees, mutual fund management fees, service fees, income from loan securitizations and other revenue.

See supplementary information page 52, tables 5 and 6

Other income on a reported basis was $4,883 million in 2004, an increase of $459 million from 2003.

Insurance revenues, net of claims increased by $173 million compared with last year, primarily due to the acquisition of business from Liberty Mutual Group, organic volume growth and lower claims. Income from loan securitizations increased by $140 million whereas card services decreased by $80 million as compared with fiscal 2003.

Mutual fund management fees increased by $65 million due to higher assets under management relating to higher sales volumes. Full service brokerage and certain other securities services revenues increased by $48 million due to increased business volumes. Self-directed brokerage revenues increased $28 million compared with a year ago due to an overall increase in trading volumes. During fiscal 2003, the Bank recorded write downs of $39 million in other income as a result of other than temporary impairments in certain international wealth management joint ventures. There were no such write downs in fiscal 2004.

The investment securities portfolio realized net gains of $192 million this year compared with net gains of $23 million last year. The improvement is largely a result of stronger market conditions resulting in improved exit opportunities in the Bank's private and public equity portfolios. Gains or losses on derivatives and loan sales in the non-core lending portfolio improved from a loss of $113 million last year to a gain of $71 million as a result of improved credit conditions which have resulted in higher market valuations of the derivative positions and loans sold during the year. However, trading income reported in other income decreased by $257 million compared with the same period last year as a result of weaker results in both the Bank's interest and credit portfolios and equities. Trading-related income (which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income) decreased by $109 million. This was primarily a result of weaker results in the equity trading businesses. Corporate credit fees decreased by $80 million due to a reduction in assets as well as outstanding commitments in the core and non-core lending portfolios. The Bank also recognized $77 million of losses, net of accrual costs, related to derivatives not afforded hedge accounting subsequent to the adoption of the new hedging relationships accounting guideline in fiscal 2004.

Also, non-trading foreign exchange income improved from $48 million in fiscal 2003 to $129 million in fiscal 2004 as a result of the Bank resolving a previously unhedged non-trading U.S. dollar exposure arising from its U.S. dollar Visa business.

Other income was $4,424 million in 2003, a decrease of $505 million from 2002.

Trading income reported in other income decreased by $425 million as compared with 2002, while trading-related income generated by Wholesale Banking was $993 million for 2003, a decrease of $208 million compared with 2002. The decrease reflected a decline in market activity levels across equity and interest rate structured products compared with fiscal 2002. The investment securities portfolio realized net gains of $23 million in 2003 compared with net gains of $26 million in 2002. The decrease was primarily attributable to market conditions. The decline in other income was also due to losses on derivative and loan sales in Wholesale Banking of $113 million in 2003.

In addition, the decline in other income related to write downs of $39 million in 2003, resulting from other than temporary impairments in certain international wealth management joint ventures. Somewhat offsetting the decline in other income were increases in self-directed brokerage revenues of $35 million due to an overall increase in trading volumes.

Non-trading foreign exchange income decreased by $61 million in 2003 after the resolution of a previously unhedged non-trading U.S. dollar exposure in the Bank's U.S. dollar Visa business. During fiscal 2002, the Bank sold its mutual fund record keeping and custody business and recorded pre-tax gains of $40 million. No such gains were recorded in fiscal 2003. Somewhat offsetting the decline was a year-over-year increase in fees from card services and service charges of $48 million, an increase in insurance revenues of $45 million and an increase in income from loan securitizations of $32 million as compared with 2002.


EXPENSES
(millions of Canadian dollars)
$10,000
8,000
6,000
4,000
2,000
0
02
03
04
Expenses – reported basis
Expenses – before amortization of intangibles


EFFICIENCY RATIO
(percent)
100%
80
60
40
20
0
02
03
04
Efficiency ratio – reported basis
Efficiency ratio – before amortization of intangibles

Expenses

Expenses include non-interest expenses, such as salaries, occupancy and equipment costs, amortization of intangibles and other operating expenses.

See supplementary information page 53, table 7

On a reported basis, expenses for fiscal 2004 were $8,007 million compared with $8,364 million in fiscal 2003. The decline in expenses is primarily a result of $624 million in goodwill write downs and $92 million of restructuring costs included in prior period figures that related to the international unit of the Bank's wealth management business and its U.S. equity options business in Wholesale Banking. During the second quarter of 2003, the Bank reviewed the value of goodwill assigned to these businesses and determined that an impairment had occurred. This decrease was partially offset by litigation loss accruals of $354 million recorded in fiscal 2004. Several actions are pending and given the litigious environment the Bank has accrued for the most likely amounts that may be expended. Also, Personal and Commercial Banking expenses increased primarily due to the Liberty Mutual and Laurentian branch acquisitions and higher insurance business volumes. Also, underlying expenses in Wealth Management increased as a result of increases in mutual fund trailer payments due to higher assets under management, growth in business volumes in Private Investment Advice, Financial Planning and Private Client Services and increased levels of investment in upgrading technology, product training and marketing platforms. The impact of the amortization of intangibles on the Bank's reported before tax expenses was $626 million, compared with $772 million in fiscal 2003. Expenses before amortization of intangibles in fiscal 2004 decreased $211 million from $7,592 million in 2003 to $7,381 million.

On a reported basis, expenses increased by $612 million from 2002 to $8,364 million in 2003. The increase in expenses is primarily a result of $624 million in goodwill write downs and $92 million of restructuring costs recognized in fiscal 2003, as discussed above. The fiscal 2003 increase in expenses is also related to increased variable compensation expenses and charges related to systems write-offs, real estate downsizing, legal provisions in the non-core portfolio and costs of streamlining core operations in Wholesale Banking. The impact of the amortization of intangibles on the Bank's reported before tax expenses was $772 million in fiscal 2003, compared with $998 million in fiscal 2002. Expenses before amortization of intangibles in fiscal 2003 increased $838 million to $7,592 million compared with 2002. Beginning in fiscal 2003, the Bank applied the fair value method of accounting for stock options and recorded an expense of $9 million.

Efficiency Ratio

The efficiency ratio measures the efficiency of operations. It's calculated by taking expenses as a percentage of total revenue. The lower the percentage, the greater the efficiency.

See supplementary information page 53, table 7

On a reported basis, the Bank's overall efficiency ratio improved to 74.0% from 83.3% in 2003 and 75.8% in 2002. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio of 58.3% this year compared with 58.8% in 2003 and 60.7% in 2002. The Bank's efficiency ratio before amortization of intangibles improved to 68.2% from 75.6% in 2003 and 66.0% in 2002.

Taxes

The Bank's effective tax rate, on a reported basis, was 25.1% for fiscal 2004, compared with 21.6% in fiscal 2003. Based on earnings before amortization of intangibles, the effective tax rate was 24.8% for fiscal 2004, compared with 26.7% in fiscal 2003. The 2004 effective tax rates were affected by an additional $52 million future tax liability that arose from a change in the scheduled Ontario statutory rates in the first quarter 2004, while the 2003 rates were affected by goodwill and other than temporary impairments with a tax effect of $114 million.

On a reported basis, the Bank's effective tax rate was 21.6% for fiscal 2003 as compared with 99.3% in fiscal 2002. The Bank's effective tax rate based on earnings before amortization of intangibles was 26.7% in fiscal 2003 compared with nil in fiscal 2002. The Bank earned net income in fiscal 2003 compared with a net loss in fiscal 2002. This resulted in a reduction in the effective tax rate. In addition, the reduction was a result of a change in the Bank's business mix and a decrease in statutory tax rates in fiscal 2003.

Balance Sheet

See Consolidated Balance Sheet page 62

Total assets were $311 billion at the end of fiscal 2004, $37 billion higher than October 31, 2003. Increased positions in securities and securities purchased under resale agreements represented $19 billion and $4 billion of the increase, respectively. Also, as compared with last year, personal loans, including securitizations, increased by $7 billion to reach $56 billion, primarily attributable to a solid performance in the personal loan portfolio at TD Canada Trust. At the end of the year, residential mortgages, including securitizations, increased by $1 billion to reach $64 billion as compared with last year. Bank-originated securitized assets not included on the balance sheet amounted to $20 billion, compared with $19 billion last year.

Wholesale deposits increased by $14 billion and securities sold short or under repurchase agreements increased by $4 billion as compared with October 31, 2003. Personal non-term deposits increased by $6 billion while personal term deposits remained relatively unchanged.

Total assets were $274 billion as at October 31, 2003, $4 billion lower than as at October 31, 2002. A decline in investment securities activity resulted in a $4 billion decrease and business and government loans decreased by $12 billion as compared with October 31, 2002. However, securities purchased under resale agreements increased by $4 billion to $17 billion due to increased securities volumes. Also, compared with last year, personal loans, including securitizations, increased by $6 billion to reach $49 billion. At the end of the year, residential mortgages, including securitizations, decreased by $3 billion to reach $64 billion at the end of 2003. Bank-originated securitized assets not included on the balance sheet amounted to $19 billion, compared with $15 billion at October 31, 2002.

Wholesale deposits decreased by $14 billion as compared with October 31, 2002. However, personal non-term deposits increased by $3 billion to $53 billion and personal term deposits increased by $2 billion to $53 billion compared with October 31, 2002.

The Bank also enters into structured transactions on behalf of clients which results in assets recorded on the Bank's Consolidated Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at October 31, 2004, assets under such arrangements amounted to $14 billion compared with $13 billion in 2003 and $11 billion in 2002. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at October 31, 2004 compared with $6 billion in 2003 and $6 billion in 2002. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required. The assets sold under these arrangements (excluding equity derivatives) discussed in the Other Financial Transactions section on page 19 are included in this amount. See Note 17 of the Bank's Consolidated Financial Statements for more details of derivative contracts.

Fourth Quarter Analysis

Net Income

Reported net income was $612 million for the fourth quarter, compared with $501 million in the same quarter last year. Reported basic earnings per share were $.91, compared with $.74 in the same quarter last year. Reported diluted earnings per share were $.90 for the quarter, compared with $.73 in the same quarter last year. Reported return on total common equity, on an annualized basis was 19.1% for the quarter compared with 16.7% last year.

Net income before amortization of intangibles for the fourth quarter was $704 million, compared with $613 million for the same quarter last year. Basic earnings per share before amortization of intangibles were $1.05, compared with $.91 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $1.04 for the quarter, compared with $.90 in the same quarter last year. Return on total common equity before amortization of intangibles, on an annualized basis was 22.1% for the quarter compared with 20.6% last year.

Net Interest Income

Net interest income on a reported basis was $1,475 million for the fourth quarter, an increase of $96 million from the same quarter last year. The increase related primarily to Personal and Commercial Banking, due to volume growth in real estate secured lending along with small business and core deposits, partially offset by lower margins. Net interest income in Wealth Management also increased due to higher margin lending and higher spreads on loans and deposits in Wealth Management's Discount Brokerage business.

Other Income

Other income on a reported basis was $1,118 million for the fourth quarter, an increase of $24 million from the same quarter last year.

Insurance revenues, net of claims increased by $56 million compared with the same quarter last year, due to the acquisition of business from Liberty Mutual, organic volume growth and lower claims. However, income from card services decreased by $27 million due to adjustments relating to credit card customer reward programs.

Mutual fund management fees increased by $9 million due to higher assets under management relating to higher sales volumes. Full service brokerage and certain other securities services revenues increased by $15 million from the same period in the prior year due to increased business volumes. However, self-directed brokerage revenues decreased $75 million compared with the same quarter a year ago due to lower trading volumes. Average trades per day decreased 25% to 83,000 from 111,000 in the same period a year ago.

The investment securities portfolio realized net gains of $44 million for the fourth quarter compared with $23 million in the same quarter last year. The improvement is largely a result of stronger market conditions resulting in improved exit opportunities for the Bank's private and public equity portfolios. Gains or losses on derivative and loan sales in the non-core lending portfolio improved from a $19 million loss last year to a $19 million gain this quarter, a result of improved credit conditions which have resulted in higher market valuations of the derivatives and loans sold during the fourth quarter. However, trading income reported in other income decreased by $53 million compared with the same quarter last year, largely as a result of reduced trading revenue in the equity businesses. Trading-related income also decreased by $82 million. This was primarily a result of weaker results in the equity, and interest rate and credit portfolios. The Bank also recognized $17 million of losses, net of accrual costs, in the fourth quarter related to derivatives not afforded hedge accounting subsequent to the adoption of the new hedging relationships guideline at the beginning of fiscal 2004.

Also, non-trading foreign exchange income improved from a loss of $31 million in the fourth quarter of 2003 to a gain of $45 million this quarter. The loss in the prior year was the result of the Bank resolving a previously unhedged non-trading U.S. dollar exposure arising from its U.S. dollar Visa business.

Expenses

Expenses before amortization of intangibles for the fourth quarter decreased by $23 million to $1,762 million from the same quarter last year. The decrease in expenses this quarter is primarily attributable to lower severance costs, lower variable compensation expenses in Wholesale Banking and higher expenses in the same quarter last year due to charges related to systems write-offs, real estate downsizing and legal provisions in the non-core portfolio. The decrease was partially offset by litigation loss accruals of $54 million and increases in expenses in Personal and Commercial Banking and Wealth Management. Personal and Commercial Banking expenses increased due to the Liberty Mutual and Laurentian branch acquisitions, higher insurance business volumes and the upgrading of the Bank's automated banking machines through an outsourcing arrangement. Expenses in Wealth Management increased mainly due to increased mutual fund trailer payments due to higher assets under management, increases in sales commissions reflecting business growth, and increased investment in technology, hiring of sales staff and marketing costs.

The Bank's efficiency ratio before amortization of intangibles improved to 67.9% in the fourth quarter from 72.2% in the same quarter a year ago. Personal and Commercial Banking had an efficiency ratio before amortization of intangibles of 58.2% for the fourth quarter, unchanged from a year ago. On a reported basis, the Bank's overall efficiency ratio improved to 73.4% from 79.3% in the same quarter a year ago.

Taxes
On a reported basis, the Bank's effective tax rate was 16.7% for the fourth quarter, compared with 12.1% in the same quarter a year ago. The Bank's effective tax rate based on earnings before amortization of intangibles was 19.6% for the quarter compared with 17.5% a year ago. The change in the effective tax rates is due to a change in the Bank's business mix.

For summary information related to the Bank's eight most recently completed quarters, please see supplementary table 19 on page 59 of this Annual Report.

Acquisition of Banknorth Group, Inc.
On August 26, 2004, the Bank announced a definitive agreement to acquire a 51% interest in Banknorth Group, Inc. (Banknorth) for total consideration of approximately $5 billion. Consideration will be 60% cash and 40% common shares of the Bank. Banknorth is a public company with approximately $35 billion in assets. The acquisition is subject to approval by regulators and Banknorth shareholders, and if approved, is expected to close in February 2005. Banknorth and the Bank filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission containing additional information about this transaction. A copy may be obtained by contacting the Shareholder Relations department as set out on page 109 of this Annual Report. In addition, the Bank has hedged the cash portion of the purchase price for the proposed Banknorth acquisition using foreign exchange forward contracts. The fair value of this hedge was a loss of $226 million as at October 31, 2004. If the Banknorth transaction does not proceed, the Bank will record an after-tax loss of $217 million in connection with these forward contracts, based on October 31, 2004 foreign exchange rates.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of operations, the Bank engages in a variety of financial transactions that, under Canadian generally accepted accounting principles, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 38 to 47 of this Annual Report. Off-balance sheet arrangements are generally undertaken for risk management, capital management and/or funding management purposes and include securitizations, commitments, guarantees, and contractual obligations.

Securitizations
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to a variable interest entity (VIE) and the VIE funds the purchase of those assets by issuing securities to investors. VIEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the VIE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in VIEs through the securitization of its own assets, securitization of third party assets and other financial transactions. Certain of the Bank's securitizations of its own assets and of third party assets are structured through qualifying special purpose entities (QSPEs). QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by the Bank.

Securitization of Bank-originated Assets
The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance its liquidity position, diversify its sources of funding and to optimize the management of its balance sheet. Details of these securitizations are as follows.

The Bank securitizes residential mortgages through the creation of mortgage-backed securities and transfers to VIEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages that are government guaranteed (99.9% of all securitized residential mortgages). As at October 31, 2004, the Bank had outstanding securitized residential mortgages of $13.1 billion as compared with $11.3 billion in fiscal 2003.

The Bank securitizes real estate secured personal loans through sales to VIEs. These securitizations are revolving securitizations. The Bank provides credit enhancement through its retained interest in the excess spread of the VIEs and by funding cash collateral accounts. The Bank's interest in the excess spread of the VIEs and the cash collateral account is subordinate to the VIE's obligations to the holders of its asset-backed securities and absorbs losses with respect to the personal loans before payments to noteholders are affected. As at October 31, 2004, the Bank had outstanding securitized personal loans of $4.0 billion as compared with $4.6 billion in fiscal 2003.

The Bank securitizes credit card loans through sales to VIEs. These securitizations are revolving securitizations. The Bank provides credit enhancement to the VIEs through its retained interest in the excess spread. The Bank's interest in the excess spread of the VIEs is subordinate to the VIE's obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card receivables before payments to the noteholders are affected. As at October 31, 2004, the Bank had outstanding securitized credit card receivables of $1.3 billion as compared with $1.5 billion in fiscal 2003.

The Bank also securitizes commercial mortgages, which in addition to providing a source of liquidity and capital efficient funding, may reduce the Bank's credit exposure, i.e. exposure to credit, liquidity and operational risks associated with these loans. As at October 31, 2004, the Bank had outstanding securitized commerical mortgages of $1.8 billion as compared with $1.4 billion in fiscal 2003.

Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $20.2 billion compared with $18.8 billion a year ago. Further details are provided in Note 4 of the Bank's Consolidated Financial Statements. If these securitizations were to be terminated, the Bank would experience capital implications of maintaining the assets on the Consolidated Balance Sheet and be exposed to the assets' full operational, financial and market risks.

Securitization of Third Party Originated Assets
The Bank assists its clients in securitizing their financial assets through VIEs administered by the Bank. The Bank may provide

credit enhancement, swap facilities or liquidity facilities to the resulting VIEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide employees to the VIEs, nor does it have ownership interests in these VIEs and all fees earned in respect of these activities are on a market basis. If these securitizations were to be terminated, the Bank would experience a reduction in securitization income.

Other Financial Transactions

The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank holds a significant variable interest in these VIEs, but is not considered to be the primary beneficiary, and as a result does not consolidate these VIEs. Also, the Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2004 amounted to $3.0 billion as compared with $5.0 billion in fiscal 2003. The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.

The Bank is also involved in Collateralized Debt Obligation vehicles (CDOs). In relation to these CDOs, the Bank may serve in the capacity of an underwriter, a third party investor or a derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDOs' variable interest holders.

In addition, the Bank offers equity-linked notes and credit-linked notes to various VIEs and third party clients. The Bank's exposure to risk from these transactions is not significant.

The Bank through The Canada Trust Company acts as a trustee for personal and corporate trusts. In the capacity as a trustee, fees are earned.

The Bank also sponsors numerous mutual funds. The Bank acts as the administrator of these funds and does not guarantee the principal or return to investors on these funds.

The Bank also offers other financial products to clients. These financial products are, on occasion, created using a VIE as issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial products to the VIEs in exchange for market rate compensation.

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Note 18 of the Bank's Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

Guarantees

The Bank enters into various guarantee contracts which include financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options and indemnification agreements. Note 18 of the Bank's Consolidated Financial Statements provides detailed information about the Bank's guarantees.

Contractual Obligations

The Bank has contractual obligations to make future payments on subordinated notes and debentures, operating and capital lease commitments, capital trust securities and certain purchase obligations. Subordinated notes and debentures, capital lease commitments and capital trust securities are reflected on the Bank's Consolidated Balance Sheet, while operating lease commitments and purchase obligations are not. Details of these contractual obligations as at October 31, 2004 are disclosed by remaining maturity in supplementary table 17 on page 59 of this Annual Report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in Note 1 of the Bank's Consolidated Financial Statements beginning on page 60 of this Annual Report. Some of the Bank's policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judgements or estimates could have a significant impact on the Bank's financial statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgement and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for securitizations, the valuation of goodwill and intangible assets, the accounting for pensions and post-retirement benefits and contingent liabilities.

Accounting for Loan Losses

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. From 2002 through to 2004, the Bank had three types of allowances against loan losses – specific, general and sectoral. Loan impairment is recognized when the Bank determines, based on its identification and evaluation of problem loans and accounts that the timely collection of all contractually due interest and principal payments is no longer assured. Judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management's judgement is based on its assessment of probability of default, loss given default and exposure at default. Changes in these estimates due to a number of circumstances can have a direct impact on the provision for loan losses and may result in a change in the allowance. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks.

Sectoral allowances were established in 2002 for losses not specifically identified in the communications and utilities sectors. Sectoral allowances require ongoing judgement as to draw downs from sectorals to specific loss and the amount of periodic sectoral allowances required. When individual loans in these sectors become impaired, a specific allowance is established by drawing from the sectoral allowance. The judgement on impairment is based on the Bank's credit policy. During fiscal 2004, the Bank released $655 million from the sectoral provisions, resulting in a nil ending balance. The release is a result of a turnaround in credit markets and the emergence of risk mitigation instruments. General allowances also require judgement given that the level of general allowances depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. In establishing the appropriateness of general allowances, in addition to management judgement, the Bank refers to an internally developed model that utilizes parameters for probability of default, loss given default and usage given default. If these parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the aggregate corporate and commercial allowance of $48 million for probability of default, $48 million for loss given default and $13 million for usage given default, respectively. The Managing Risk section on page 38 of this Annual Report provides a more detailed discussion regarding credit risk. Also, see Note 1(i) and Note 3 of the Bank's Consolidated Financial Statements for additional disclosures on the Bank's allowance for credit losses.

Accounting for The Fair Value of Financial Instruments Held in Trading Portfolios

The Bank's trading securities, obligations related to securities sold short and trading derivatives are carried at fair value on the Consolidated Balance Sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. See Note 1 of the Bank's Consolidated Financial Statements on Securities and Derivative Financial Instruments for more details.

The fair value of exchange traded financial instruments is based on quoted market prices, adjusted for daily margin settlements, where applicable. Note 15 of the Bank's Consolidated Financial Statements provides disclosures of the estimated fair value of all financial instruments at October 31, 2004.

The fair value for a substantial majority of financial instruments held in trading portfolios is based on quoted market price or valuation models that use independently observable market parameters. Independently observable market parameters include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics, and take into account factors such as counterparty credit quality, liquidity and concentration concerns. Certain derivatives are valued using models with unobservable market parameters, where the parameters estimated are subject to management judgement. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with parameters such as correlation and recovery rates that are unobservable. Uncertainty in estimating the parameters can impact the amount of revenue or loss recorded for a particular position.

Management judgement is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.

The Bank has controls in place to ensure that the valuations derived from the models are appropriate. These include independent review and approval of valuation models and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products becomes more transparent, resulting in refinement of valuation models.

The Bank believes that its estimates of fair value are reasonable given the process for obtaining multiple quotes of external market prices, consistent application of models over a period of time and the controls and processes discussed above. The valuations are also validated by past experience, and through the actual cash settlement of contracts. For a discussion of Market Risk, refer to page 41 of this Annual Report.

Accounting for Income Taxes

Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities or matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes also requires judgement in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes based on all available evidence, that it is not more likely than not that all of the future tax assets recognized will be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized in its future tax returns. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which drives the extent to which it will be able to utilize the future tax assets.
- Future tax assets are calculated based on tax rates expected to be in effect in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $186 million at October 31, 2004.

Valuation of Investment Securities

The Bank's investment securities comprise both publicly traded securities and investments in private equity securities that are not publicly traded. Under Canadian generally accepted accounting principles (GAAP), investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other than temporary impairment.

The Bank discloses the estimated fair value of investment securities in Note 2 of the Bank's Consolidated Financial Statements. Valuation of publicly traded securities is determined by using quoted market prices, which fluctuate from reporting period to reporting period. Valuation of private equity investments held by the Bank requires management judgement due to the absence of quoted market prices, inherent lack of liquidity and the longer term nature of such investments. Private equity investments are initially valued at cost. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgement in the selection of the valuation methodology and the various inputs to the calculation, which may vary from reporting period to reporting period. These estimates are monitored and reviewed on a regular basis by the Portfolio Risk Management Group for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate between reporting periods due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

investment securities are written down to their net realizable value when there is an impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgement. The Bank's management reviews these investment securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Specifically, impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or a current fair value of the investment that is less than its carrying value.

Accounting for Securitizations

There are two key determinations relating to the accounting for securitizations. For bank-originated securitized assets, a decision must be made as to whether the securitization should be considered a sale under Canadian GAAP. GAAP requires that specific criteria be met for the Bank to have surrendered control of the assets and thus recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and put beyond the reach of the Bank and its creditors, even in bankruptcy or other receivership. In determining the gain or loss, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from management's estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are taken into income over the life of the securitized asset. Note 4 of the Bank's Consolidated Financial Statements provides additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For fiscal 2004, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether the variable interest entity (VIE) should be consolidated into the Bank's financial statements. All of the Bank's securitization trusts are considered VIEs. Current GAAP requires consolidation of VIEs only when the Bank retains substantially all the residual risks and rewards of the VIE. In addition, if the VIE is a QSPE then the Bank should not consolidate the VIE. Under current Canadian GAAP, all of the bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation.

Valuation of Goodwill and Intangible Assets

Under Canadian GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level on at least an annual basis. Goodwill is assessed for impairment using a two step approach with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than the carrying value, a second impairment test is performed. The second test requires a comparison of the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment must be recognized immediately. The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors such as normalized and projected earnings, price earnings multiples and discount rates. The Bank's management uses judgement in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. The Bank's management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information and are found to be reasonable. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors such as market risk, credit risk, operational risk, and are designed to produce the equity capital a reporting unit would have if it was a standalone entity. The Bank's allocation of economic capital to the reporting unit is reviewed by the Capital Management Committee.

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and judgement by the Bank's management. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential intangible impairment and would require a cash flow analysis at that time. As a result, the finite life intangible assets would be written down to net recoverable value based on expected future cash flows similar to other capital assets. See Note 5 of the Bank's Consolidated Financial Statements for additional disclosures regarding goodwill and intangible assets.

Accounting for Pensions and Post-retirement Benefits

The Bank's pension and post-retirement benefits obligation and expense is determined in accordance with GAAP, and is dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by management and the Bank's actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long term rate of return on plan assets. The discount rate used to value liabilities is based on long term corporate AA bond yields as of the valuation date. The other assumptions are also long term estimates. The expected long term rate of return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the Bank's pension and post-retirement benefits expense in future years.

The table on the following page provides the sensitivity of the accrued pension benefit obligation, and the pension expense for the Bank's principal pension plan, to changes in the discount rate, expected long term return on plan assets assumption and rate of compensation increase as at October 31, 2004. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank's annual pension expense and accrued benefit obligation, see Note 13 of the Consolidated Financial Statements.

(millions of Canadian dollars)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate		
Decrease in assumption	$ 240	$ 32
Increase in assumption	(190)	(25)
Expected long term return on assets		
Decrease in assumption		15
Increase in assumption		(15)
Rate of compensation increase		
Decrease in assumption	(50)	(8)
Increase in assumption	57	7

Contingent Liabilities

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent litigation loss accruals are established when it becomes probable that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, internal and external experts are involved in assessing probability and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

During fiscal 2004, the Bank added $354 million to its contingent litigation loss accruals. This includes accruals with respect to certain Enron related actions to which the Bank is a party. Several of these matters are in the early stages of litigation and given the size of the claims there is exposure to additional loss. The Bank will regularly assess its position as events progress.

ACCOUNTING AND REPORTING CHANGES

The following is a summary of accounting and reporting changes the Bank expects to adopt in future periods. See Note 26 of the Bank's Consolidated Financial Statements for more details of future accounting and reporting changes.

Consolidation of Variable Interest Entities

The Canadian Accounting Standards Board issued a revised guideline on the consolidation of variable interest entities which is effective for the Bank in fiscal 2005. As a result of this guideline, the Bank will no longer consolidate one of its innovative capital structures – TD Capital Trust Securities – Series 2012, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the guideline. For regulatory capital purposes, the Bank's innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

Liabilities and Equity

As a result of amendments to the Canadian Institute of Chartered Accountants (CICA) accounting standard on financial instruments – disclosure and presentation, the Bank will be required to classify its existing preferred shares and innovative Tier 1 capital as liabilities, effective fiscal 2005. The Bank's preferred dividends will therefore be reported as interest expense but earnings attributable to common shares will be unaffected.

Asset Retirement Obligations

The Bank will be required to adopt the CICA accounting standard on asset retirement obligations in fiscal 2005. The standard requires that a liability for an asset retirement obligation related to a long-lived asset to be recognized in the period in which it is incurred and recorded at fair value. The impact of this accounting standard is not significant for the Bank.

Merchant Banking Accounting

Beginning in fiscal 2005, the Bank will commence equity accounting for investments held within the merchant banking portfolio where it has significant influence. The Bank currently does not expect this change in accounting to result in a significant net income impact.

Financial Instruments, Hedges and Comprehensive Income

The CICA has issued two proposed accounting standards – *Financial Instruments – Recognition and Measurement* and *Hedges* and one new accounting standard – *Comprehensive Income*. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impact of the standards are detailed below.

- Comprehensive income will be a new component of shareholders' equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary Consolidated Financial Statements.
- Financial assets will be required to be classified as available for sale, held to maturity or trading.
- For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income.
- For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

Investment Companies

In fiscal 2005, the Bank will adopt the CICA accounting guideline on investment companies which requires the Bank's investment companies to account for all its investments at fair value. The impact of this accounting guideline is not significant for the Bank.

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management.

Personal and Commercial Banking comprises the Bank's retail, commercial banking and insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 10 million personal and small business customers. Products and services are provided – anywhere, anytime – through telephone and internet banking, more than 2,400 automated banking machines and a network of 1,000 branches located across Canada. Under the TD Insurance and TD Meloche Monnex brands, the Bank offers a broad range of insurance products including home and automobile coverage, life and health insurance, as well as credit protection coverage on TD Canada Trust lending products. TD Commercial Banking serves the needs of Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a full range of capital markets and investment banking products and services that include:

- Advice on corporate strategy and mergers and acquisitions;
- Underwriting and distributing loan, debt and equity products;
- Structuring tailored risk management solutions; and
- Executing financial transactions.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional client base around the world. Wealth Management is comprised of a number of advisory, distribution and asset management businesses including TD Waterhouse and TD Mutual Funds and is one of Canada's largest asset managers. Through Wealth Management's discount brokerage channels, it serves customers in Canada, the United States and the United Kingdom. In Canada, Discount Brokerage, Financial Planning, Private Investment Advice and Private Client Services service the needs of different retail customer segments through all stages of their investing life cycle. Wealth Management has assets under administration of $279 billion and assets under management of $124 billion.

The Bank's other business activities are not considered reportable segments and are therefore grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses, and taxes. The non-core portfolio represents lending accounts on which the risk-return relationship was unsatisfactory.

Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking, and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section on page 13. For information concerning the Bank's measures of economic profit and return on invested capital, see page 14 of this Annual Report. Segmented information also appears in Note 20 of the Bank's Consolidated Financial Statements.

Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is increased to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment's results is eliminated in the Corporate segment.

The "Economic Outlook" and "Business Outlook and Focus for 2005" sections provided for each of the Bank's segments on the next few pages are based on the Bank's views and the actual outcome is uncertain. For more information, see the Caution regarding forward-looking statements on page 11 and "Factors that May Affect Future Results".

TD CANADA TRUST'S COMMITMENT TO EVA AND JOHN KAUFMAN WAS TO ENSURE THAT THEY WERE ABLE TO MOVE TO THEIR DREAM HOME. AFTER THEIR ORIGINAL BUILDER DISAPPEARED, TAKING THEIR DEPOSIT AND LEAVING THE HOUSE PARTIALLY CONSTRUCTED, THE KAUFMANS TURNED TO FINANCIAL ADVISOR DENNIS INFANTI FOR HELP. DENNIS ARRANGED FLEXIBLE MORTGAGE FINANCING OPTIONS AS THE SEARCH BEGAN FOR A NEW CONTRACTOR. FOLLOWING MORE THAN TWO YEARS OF CONSTRUCTION, THE KAUFMANS MOVED INTO THEIR HOME IN SEPTEMBER. DENNIS JOINED THEM ON MOVING DAY TO WISH THEM A WARM AND COMFORTABLE WELCOME TO THEIR NEW HOME.

Bottom: Eva and John Kaufman; Dennis Infanti, Financial Advisor TD Canada Trust







PERSONAL AND COMMERCIAL BANKING

AT A GLANCE OVERVIEW

- **EARNINGS GROWTH OF 16% FOR THE YEAR**
- **EIGHT CONSECUTIVE QUARTERS OF DOUBLE-DIGIT EARNINGS GROWTH**
- **INTEGRATED 57 BRANCHES ACQUIRED FROM LAURENTIAN BANK**
- **EFFICIENCY RATIO IMPROVED BY .5% TO 58.3% DESPITE IMPACT OF ACQUISITIONS**
- **ACHIEVED A NEW HIGH IN CUSTOMER SATISFACTION**

Overall Business Strategy

- Deliver superior service through a powerful, distinctive customer experience based brand.
- Leverage superior service into above average growth through better customer retention, better attraction and increased business with each customer.
- Grow under-penetrated businesses at above average growth rates:
  - Small business banking;
  - Commercial banking;
  - Insurance.
- Maintain a core competency in managing expenses.
- Manage to a straightforward financial paradigm: deliver consistent double-digit earnings growth over time by maintaining a spread between the revenue growth rate and expense growth rate.

Review of Financial Performance 2004

Personal and Commercial Banking reported record earnings in 2004 as strong revenue growth and a sharp decline in the provision for credit losses offset higher expenses. Net income of $1,487 million before amortization of intangibles for the year increased by $210 million or 16% from the prior year. Return on invested capital increased from 19% last year to 20% in 2004 as earnings growth exceeded the 6% growth in average invested capital. Personal and Commercial Banking contributed strongly to shareholder value by generating economic profit of $810 million during the year, an improvement of $171 million over last year.

Revenue grew by $368 million or 6% over last year. The acquisition of insurance business from Liberty Mutual Group and branches from Laurentian Bank contributed $130 million to revenue growth. The main contributors to organic revenue growth were strong volumes in insurance, core deposits, real estate secured lending, small business deposits and branch mutual fund sales, as well as improved insurance claims experience and higher transaction-based fees. These areas of growth were partly offset by a contraction in commercial lending, lower net interest margins and adjustments for credit card customer reward programs.

As compared with last year (before the impact of the Laurentian branch acquisition), real estate secured lending average volume (including securitizations) grew by $9 billion or 10%, credit card lending volume grew by $240 million or 7% and personal deposit volume (core and term) grew $3 billion or 3%. Business deposits grew by $2 billion or 9% and originated gross insurance premiums grew by $290 million or 21% (before the impact of the acquisition from Liberty Mutual). Personal loans declined by $240 million or 2% and business loans and acceptances declined by $1 billion or 7%. The Laurentian branch acquisition added $2 billion of lending volume and $2 billion of deposit volume.

Margin on average earning assets decreased from 3.28% last year to 3.07% as margins narrowed on deposits from a combination of competitive pricing, customers moving balances to higher rate savings accounts and the low interest rate environment. The increased volume of lower margin real estate secured lending as a proportion of earning assets also reduced the overall margin.

Provision for credit losses (PCL) decreased by $87 million or 19% compared with last year. Commercial and small business PCL was low at $19 million for the year down $68 million from last year. Personal PCL of $354 million was $19 million lower than last year on improved delinquency rates. PCL as a percent of lending volume was at a cyclically low rate of .27% down from .36% last year.

Expenses before amortization of intangibles increased by $187 million or 5% compared with last year. The insurance and branch acquisitions accounted for $115 million or 3% of the expense growth. Higher volumes in the insurance business, systems development projects and the upgrading of the Bank's automated banking machines through an outsourcing arrangement also contributed to the increase in expenses.

Offsetting these factors were higher severance and Wal-Mart in-store branch closure costs in the prior year. Growth in the insurance business, including the Liberty acquisition, added 695 full-time equivalent (FTE) to average staffing levels compared to last year. Base average staffing levels were down 380 FTE from last year as a result of the in-store branch closures and a series of productivity improvements in operations centres. The efficiency ratio for the year was 58.3% an improvement of .5% over last year.

Review of Financial Performance 2003

Personal and Commercial Banking reported strong earnings growth in 2003 following modest growth in 2002. Net income before amortization of intangibles of $1,277 million for 2003 increased by $163 million or 15% from 2002. A three-percentage point spread between revenue and expense growth, lower credit losses and a lower tax rate combined to improve earnings significantly year-over-year. Return on invested capital increased from 17% to 19% in fiscal 2003. Personal and Commercial Banking continued to drive growth in shareholder value by generating economic profit of $639 million during 2003, an improvement of $201 million over 2002.

Total revenue grew 2% in 2003 compared with 2002. Solid real estate secured lending and deposit volume growth, higher transaction-based fees and strong growth in insurance income were the main contributors to revenue growth. Revenue growth was reduced by lower net interest margins, lower branch sales of Wealth Management products and a contraction in commercial lending volume.

Provision for credit losses decreased by $45 million or 9%

CHALLENGES IN 2004

- MARGIN COMPRESSION IN DEPOSITS DRIVEN BY THE LOW INTEREST RATE ENVIRONMENT, COMPETITIVE PRICING AND CUSTOMER PRODUCT PREFERENCE
- CONTRACTION IN BOTH COMMERCIAL LENDING AND UNSECURED PERSONAL LENDING VOLUMES
- AS OF AUGUST 2004, PERSONAL MARKET SHARE (LOANS, DEPOSITS AND MUTUAL FUNDS) WAS 21.0%, DOWN .06% FROM LAST YEAR

2004 HIGHLIGHTS

- REVENUE GROWTH OF 6% DESPITE INTEREST RATE MARGIN COMPRESSION
- SHARPLY REDUCED CREDIT LOSSES
- THE INTEGRATION OF 57 BRANCHES ACQUIRED FROM LAURENTIAN BANK ON OCTOBER 31, 2003 INTO THE TD CANADA TRUST NETWORK, INVOLVING 140,000 CUSTOMER ACCOUNTS, WAS SUCCESSFULLY COMPLETED IN JULY OF THIS YEAR
- ACQUIRED THE CANADIAN PERSONAL LINES PROPERTY AND CASUALTY INSURANCE OPERATIONS OF LIBERTY MUTUAL GROUP EFFECTIVE APRIL 1, 2004 AND COMMENCED THE INTEGRATION OF THE LIBERTY OPERATIONS WITH TD MELOCHE MONNEX
- ACHIEVED A NEW HIGH IN CONSUMER SATISFACTION, AS MEASURED BY THE RETAIL CUSTOMER SATISFACTION INDEX[1] WHICH REACHED 86.4% IN FISCAL 2004, AN IMPROVEMENT OF .8% COMPARED WITH LAST YEAR

NET INCOME *BEFORE AMORTIZATION* OF INTANGIBLES
(millions of Canadian dollars)


$1,500
1,250
1,000
750
500
250
0
02
03
04

$1,487
million

EFFICIENCY RATIO *BEFORE AMORTIZATION* OF INTANGIBLES
(percent)


70%
60
50
40
30
20
10
0
02
03
04

58.3
percent

ECONOMIC PROFIT
(millions of Canadian dollars)


$900
800
700
600
500
400
300
200
100
0
02
03
04

$810
million



Revenues

(millions of Canadian dollars)	**2004**	2003	2002
Real estate secured lending	**$ 827**	$ 754	$ 684
Personal deposits	**1,994**	2,009	2,003
Consumer lending	**1,192**	1,144	1,086
Small business banking	**748**	719	673
Commercial banking	**542**	562	594
Insurance, net of claims	**667**	451	407
Other[2]	**287**	250	321
Total	**$6,257**	$5,889	$5,768

[1] The Retail Customer Service Index (CSI) program measures customer perceptions of the quality of service received during their most recent interaction with a TD Canada Trust representative. The CSI score reflects the proportion of customers rating the service quality a 6 or 7 based on a 7-point scale where 1 is poor and 7 is excellent. CSI surveys are conducted with a 24-hour window after the customer transaction. On an annual basis, about 400,000 customers are surveyed to provide feedback on TD Canada Trust's service performance.

[2] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

reflecting an improved credit environment and continued improvement in retail lending processes. Provision for credit losses as a percent of lending volume improved to .36% from .41% in 2002.

Expenses before amortization of intangibles decreased by $38 million or 1% compared with 2002. Expense synergies from branch mergers and process improvements contributed to a 1,420 or 5% decrease in average full-time equivalent personnel over 2002. The branch merger program consisted of 32 mergers carried out during 2003 following 238 mergers over the previous two years. These savings in personnel costs were offset in part by increases in salaries and employee benefits, severance costs and variable expenses associated with volume growth in real estate secured lending and insurance products. In addition, up-front costs were incurred on the closure of 118 Wal-Mart in-store branches towards the end of the year. As a result of the actions taken to improve operational efficiency, the efficiency ratio before amortization of intangibles for the year improved to 58.8%, two percentage points better than 2002.

Key Product Groups within Personal and Commercial Banking

Real estate secured lending

- Offers mortgages and home equity secured lines of credit through branches, direct sales force, multi unit residential, and broker channels.
- During 2004, the industry experienced above average portfolio growth on continued increases in house prices, house sales and refinancing activity.
- The strong market drove average real estate lending volume of $9 billion, a 10% increase over 2003 average volumes. Home equity lines of credit grew more rapidly than did mortgages. Volume growth was slightly below estimated industry growth in an extremely competitive environment. The Laurentian branch acquisition added $2 billion of volume.
- Margins stabilized in the last three quarters of 2004, after declining in 2003 and early 2004 due to competitive pricing pressure.
- A number of improvements were made to the mortgage application and funding process in 2004.
- Market growth may moderate in 2005 as housing demand and price growth may revert closer to historical norms, particularly if interest rates rise.
- Business objectives for 2005 are to improve market share trends while also improving customer cross sell and maintaining margins.

Personal deposits

- Offers a complete range of Canadian and U.S. dollar chequing, savings and term investment products designed to promote primary banking relationships, retirement savings and retirement income options.
- Margin compression was experienced during 2004 due to the low interest rate environment, high competition for deposits, and customer preference towards lower margin short term and liquid investments.
- Volume growth of $5 billion was fueled by chequing accounts and the Guaranteed Investment Account, while term deposits received a boost from the acquisition of Laurentian branches. A "simple, fast and easy" account opening process and *EasySwitch* generated strong growth in new accounts. The Bank maintained its number one position in personal deposit market share.
- Solid growth is expected in non-term deposits in 2005 as growing core relationships will continue to be a focus. Margin compression on savings products experienced in 2004 will carry forward, although this is expected to ease should the upward trend in short term interest rates continue. Modest volume growth is expected in term deposit volumes if rates rise from historic lows creating opportunity for margin improvement.

Consumer lending

- Offers lines of credit, loans, overdraft protection products and a wide selection of Visa credit cards including classic, premium, commercial cards and compelling reward programs such as the *TD Gold Travel Visa* card and *The GM Card*.
- Consumer Lending revenue grew by 4% during the year based on improved margins and growth in card and other fee income.
- Lending volumes (excluding credit cards) declined slightly over the year based on actions to improve credit quality. Provision for credit losses decreased .12% to 1.55% contributing to a strong increase in economic profit contribution from this portfolio.
- Credit card purchase volumes and average outstanding balances increased 11% and 7% respectively. During the year the Bank renewed its contract with General Motors to issue *The GM Card*. The *TD Gold Travel Visa* card continues to realize strong growth based on the appeal of the flexible, easy to redeem travel rewards positioning.
- Continuing to strengthen credit relationships with the Bank's customers, realizing above market growth in credit cards, and capitalizing on credit management infrastructure investments to re-establish growth momentum in Consumer Lending products, are key objectives for 2005.

Small business banking and merchant services

- Provides quick and efficient delivery of deposit, lending and cash management services across the breadth of the entire TD Canada Trust branch network.
- Merchant services is a debit and credit payment solution provider with point-of-sale technology and continuous support service to over 90,000 merchant locations across Canada.
- Volume growth from small business deposits was strong on 6% account growth, driven by new small business formations, customers attracted by our brand and service proposition as well as an improved account opening process and more sales focus within retail branches.
- Credit volumes were adversely affected by weakness in the agricultural sector. However, improved overall credit quality resulted in a lower provision for credit losses compared with last year.
- In 2005 the focus will be to continue to make its processes simple, fast and easy to improve the customer and employee experience.

Commercial banking

- Offers lending, deposit, and cash management services to medium-sized businesses, plus a full range of investment, trade finance and treasury services.
- Commercial deposits continued their strong growth rate, though slowing from preceding years. Volume growth was partially offset by lower margins due to the impact of the low interest rate environment and customers shifting to lower margin products to achieve higher returns.
- Average lending volumes decreased by 10% due mainly to reductions by several large accounts many of which refinanced using non-debt vehicles. The declines occurred in the first two quarters with marginal growth recorded in subsequent quarters.
- The overall risk profile of the portfolio has remained steady from one year ago, still well within risk guidelines.
- After exceptional performance in 2004, loan losses are expected to increase in 2005, but still remain below historical averages.
- Focus in 2005 will be on growing customer relationships and revenue.

Personal and Commercial Banking

(millions of Canadian dollars)	2004	2003	2002
Net interest income	**$4,191**	$4,086	$4,058
Provision for credit losses	**373**	460	505
Other income	**2,066**	1,803	1,710
Non-interest expenses before amortization of intangibles	**3,650**	3,463	3,501
Income before provision for income taxes	**2,234**	1,966	1,762
Provision for income taxes	**747**	689	648
Net income – before amortization of intangibles	**$1,487**	$1,277	$1,114
Selected volumes and ratios			
Average loans and acceptances (billions of Canadian dollars)	**$ 110**	$ 104	$ 98
Average deposits (billions of Canadian dollars)	**116**	107	103
Economic profit (millions of Canadian dollars)	**$ 810**	$ 639	$ 438
Return on invested capital – before amortization of intangibles	**20%**	19%	17%
Efficiency ratio – before amortization of intangibles	**58.3**	58.8	60.7
Margin on average earning assets including securitized assets	**3.07**	3.28	3.42

Insurance
Offers a broad range of insurance products through the TD Insurance and TD Meloche Monnex brands, including credit protection coverage on TD Canada Trust lending products.

TD Life Group
- Provides life and health insurance protection to 1.7 million customers.
- A leader in critical illness insurance in Canada. This coverage was successfully launched on lines of credit in August 2004, and with an initial sales rate of over 3,000 customers insured per week is well exceeding expectations.
- Premiums collected grew by over 10% year-over-year, consistent with a 10 year track record of double-digit growth.
- The focus for 2005 will be on continued growth in sales and further investments in systems to continue to make processes simple, fast and easy benefiting both employees and customers.

TD Meloche Monnex
- With the acquisition of insurance operations from Liberty Mutual effective April 1, Meloche Monnex became the largest direct response property and casualty insurer of homes and automobiles in Canada and the number three personal insurer in Canada with a market share estimated at 7.7%. The company now serves more than 870,000 individual clients.
- Reached a premium volume of $1.5 billion, representing a growth of 44% year-over-year, half of which was attributable to the Liberty acquisition. Meloche Monnex's organic growth rate of 22% was significantly higher than the industry.
- Strong growth in revenue resulted from the increase in premium volume along with a reduction in claims rates.
- Completed the development of significant information technology tools and operating systems which will further improve overall efficiency in the coming years from an already best-in-class efficiency ratio, while benefiting employees and customers.
- An improved underwriting approach, along with the most efficient direct insurance marketing business model in Canada, positions Meloche Monnex well for continued client growth.
- Although the outlook is for the market to return to a more stable pricing environment and possibly increased competition between insurers, Meloche Monnex's goal is to continue to deliver double-digit revenue growth.

Economic Outlook
- A respectable but not thriving performance by the Canadian economy should be supportive to personal and commercial banking activities in 2005.
- Continued growth in personal income and corporate profits is expected, but the rate of increase is expected to slow in 2005. Nevertheless, the economic backdrop should support increased day-to-day banking, cash management, trade and treasury services.
- Bank of Canada may raise interest rates modestly in the second half of next year. This would help cool housing markets and act to reduce the pace of consumer spending on big-ticket items, thus tempering demand for mortgages and personal loans.
- However, the level of activity in housing markets is expected to remain strong by historical standards and the national employment rate should remain close to a record high, encouraging consumers to keep spending.
- On the commercial front, the high absolute level of the Canadian dollar against the U.S. dollar could lead to an increase in commercial loan losses.
- Nevertheless, small and medium-size businesses should generally fare well in the coming year, as they benefit from the continued economic expansion and they tend to be less exposed to foreign exchange movements than large corporations.

See page 37 for discussion of factors that may affect future results.

Business Outlook and Focus for 2005
The outlook is for revenue growth to be at a rate similar to 2004. Net interest margins are expected to stabilize in the near term should the upward trend in short term interest rates continue. Expense growth is also expected to moderate from 2004's growth rate. Credit and insurance loss rates are at cyclical lows and are not expected to improve further. While the 16% earnings growth achieved this year is likely not sustainable at this level going forward, Personal and Commercial Banking's goal is to continue to deliver consistent double-digit earnings growth over time. Key priorities for 2005 are as follows:
- Maintain focus on net customer growth in each of personal, small business and commercial;
- Enhance service quality;
- Create sales capacity by simplifiying processes and reducing administration;
- Improve business volume growth in Commercial Lending;
- Integrate Liberty insurance operations with TD Meloche Monnex; and
- Continue to manage expense growth below revenue growth.

WHOLESALE BANKING

AT A GLANCE OVERVIEW

- **ACHIEVED AN OUTSTANDING RETURN ON INVESTED CAPITAL OF 25% – A RECORD FOR THE SEGMENT**
- **RESTRUCTURED THE SEGMENT OVER THE PAST TWO YEARS TO REDUCE RISK AND OPTIMIZE THE USE OF CREDIT**
- **LED $2 BILLION FINANCING FOR OPTI CANADA INC. – INCLUDING THE LARGEST IPO BY A CANADIAN OIL AND GAS COMPANY IN OVER 10 YEARS**
- **ACHIEVED A SIGNIFICANT RISK WEIGHTED ASSET (RWA) REDUCTION, FREEING UP CAPITAL TO SUPPORT GROWTH**

Overall Business Strategy

- Invest in businesses that support the needs of clients and that provide opportunities for increasing economic profit.
- Deliver full suite of capital market services for Wholesale Banking's established client base in Canada.
- Operate as a niche investment bank outside of Canada by leveraging product capabilities or sector expertise.
- Selectively use credit to support high return relationships.

Review of Financial Performance 2004

Net income was $607 million in 2004, an increase of $347 million from $260 million last year. In 2003 net income included an after-tax impact of $289 million related to the restructuring costs and goodwill impairment charges for the U.S. equity options business. The return on invested capital for 2004 was 25%, compared with 9% last year. Economic profit for the year was $278 million compared with an economic loss of $125 million in 2003.

Wholesale Banking revenue is derived primarily from capital markets and investment banking, investing and corporate banking activities. Revenue for the year was $2,215 million, compared with revenue of $2,056 million last year. Capital markets and investment banking revenues, which include advisory, underwriting, trading, facilitation and execution services were slightly higher than last year as overall trading revenue was relatively flat year-over-year but Wholesale Banking's equity underwriting and institutional equity facilitation revenues improved. Revenue from the equity investment portfolios also improved significantly relative to last year because of higher dividends received and higher net security gains on improved market conditions. These increases were partially offset by lower revenues in corporate banking due to lower lending fees on a reduced loan portfolio.

Provisions for credit losses were $41 million in 2004, an increase of $26 million from $15 million in 2003. Provisions for credit losses in the Wholesale Banking segment were modified in the first quarter of 2004 and reclassified on a retroactive basis to include the cost of credit protection incurred in hedging the lending portfolio. The provision for credit losses of $41 million is attributed solely to costs of credit protection. The credit quality of the portfolio remains strong as there have been no credit losses in the core lending portfolio in Wholesale Banking since the fourth quarter of 2002.

Wholesale Banking holds $4.5 billion in credit protection against the lending portfolio, an increase of $1.6 billion from the end of last year, as significant hedging activities were undertaken this year. Wholesale Banking continues to proactively manage its credit risk and has achieved a significantly improved risk profile. The cost of credit protection included in this segment represents the accrual cost of this protection. The change in market value of this protection, in excess of the accrual cost, is reported in the Corporate segment.

Risk-weighted assets (RWA) of the Wholesale Banking segment were $30 billion this year, a decrease of $10 billion compared with 2003. The reduction compared with last year is a result of a decrease in both market and credit risk. The market risk RWA reduction reflects the impact of implementing a model, approved by the Bank's regulators, to measure market risk RWA, while the reduction in credit risk RWA is largely a result of a decline in the size of the lending portfolio.

Expenses were $1,289 million compared with $1,689 million last year, which included $416 million relating to the restructuring costs and goodwill impairment charges for the U.S. equity options business. The underlying increase in expenses was $16 million (before the impact of restructuring costs and goodwill). This is a result of higher variable compensation related to stronger performance in the capital markets businesses and increased investment in infrastructure improvements.

Review of Financial Performance 2003

Wholesale Banking net income was $260 million in 2003 compared with a net loss of $657 million in 2002. The improved performance in 2003 is primarily a result of the significant reduction in credit losses as compared with 2002, but includes a $289 million after-tax charge for the restructuring and goodwill impairment of the equity options business.

Wholesale Banking revenues are derived primarily from corporate banking, investment banking and capital markets and investing activities. Revenues declined 23% from 2002 to $2,056 million. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services businesses decreased compared with 2002 largely as a result of reduced trading revenue from structured products businesses.

Provisions for credit losses decreased from a $2,490 million charge in 2002 to a $15 million charge in 2003. The 2002 allowance included $1,450 million of sectoral provisions. The provision for credit losses of $15 million is attributed solely to costs of credit protection, as no losses were incurred.

Expenses increased 37% to $1,689 million in 2003. The equity options business restructuring charge and goodwill write-off in 2003 had a combined impact of $416 million. The remaining increase includes costs of streamlining the core operations in Wholesale Banking, charges for systems write-offs, real estate downsizing, and higher variable compensation expenses compared with 2002.

CHALLENGES IN 2004

- LOW CORPORATE FINANCING AND STRUCTURING ACTIVITY CONTINUED IN 2004
- CONTINUING TO IMPROVE INFRASTRUCTURE TO MEET STRONGER GOVERNANCE REQUIREMENTS FROM INVESTORS AND REGULATORS
- MAINTAINING CONTROL OVER COSTS WHILE MEETING GOALS OF OPERATIONAL EXCELLENCE

2004 HIGHLIGHTS

- ACHIEVED RETURN ON INVESTED CAPITAL OF 25%, RESULTS THAT DEMONSTRATE THE SUCCESSFUL TRANSFORMATION OF THE SEGMENT
- STRENGTHENED GLOBAL PRODUCT DISTRIBUTION CAPABILITIES
- USED CREDIT MORE EFFECTIVELY BY FOCUSING ON CLIENT PROFITABILITY WHILE STRENGTHENING THE FRANCHISE
- REDUCED RISK IN THE LOAN PORTFOLIO BY PURCHASING PROTECTION
- ACHIEVED SIGNIFICANT RWA REDUCTION
- IMPROVED MARKET AND CREDIT RISK INFRASTRUCTURE

TOTAL REVENUE
(millions of Canadian dollars)



$3,000
2,000
1,000
0
02
03
04

$2,215
million

NET INCOME (LOSS) BEFORE AMORTIZATION OF INTANGIBLES
(millions of Canadian dollars)



$1,000
500
0
-500
-1,000
02
03
04

$607
million

RETURN ON INVESTED CAPITAL BEFORE AMORTIZATION OF INTANGIBLES
(percent)



30%
20
10
0
-10
-20
02
03
04

25
percent



Revenues

(millions of Canadian dollars)	2004	2003	2002
Corporate banking	**$ 301**	$ 340	$ 752
Investment banking and capital markets	**1,614**	1,562	1,757
Equity investments	**300**	154	159
Total	**$2,215**	$2,056	$2,668

Wholesale Banking

(millions of Canadian dollars)	2004	2003	2002
Net interest income (TEB)	**$ 1,600**	$ 1,355	$ 1,505
Provision for credit losses	**41**	15	2,490
Other income	**615**	701	1,163
Non-interest expenses before amortization of intangibles	**1,289**	1,689	1,235
Income (loss) before provision for (benefit of) income taxes	**885**	352	(1,057)
Provision for (benefit of) income taxes (TEB)	**278**	92	(400)
Net income (loss) – before amortization of intangibles	**$ 607**	$ 260	$ (657)
Selected volumes and ratios			
Average loans and customers' liabilities under acceptances (billions of Canadian dollars)	**$ 7**	$ 9	$ 25
Risk-weighted assets (billions of Canadian dollars)	**30**	40	62
Economic profit (loss) (millions of Canadian dollars)	**$ 278**	$ (125)	$(1,192)
Return on invested capital – before amortization of intangibles	**25%**	9%	(16)%
Efficiency ratio – before amortization of intangibles	**58.2**	82.1	46.3

Key Product Groups within Wholesale Banking

Corporate Banking

- Corporate banking revenues declined 11% from $340 million in 2003 to $301 million in 2004. This decrease is largely a result of reduced revenue from lending activities. Lending revenue decreased because of reduced assets and the impact of the strengthening Canadian dollar on U.S. denominated loans. Asset reductions were a result of continued efforts to reduce credit risk and a low level of corporate loan market activity.

Investment Banking and Capital Markets

- Investment banking and capital markets revenues increased 3% from $1,562 million in 2003 to $1,614 million in 2004. Investment banking and underwriting revenues increased over last year reflecting better market conditions. These gains were partially offset by weaker performance from structuring revenue in Wholesale Banking's derivative businesses reflecting reduced corporate activity levels in structured transactions.

Equity Investments

- The equity investment portfolios, comprised of public and private equity, had significantly improved revenue in 2004 as revenue increased by 95% from $154 million to $300 million on increased net securities gains. This was a result of improved market conditions for both Wholesale Banking's private and public equity portfolios. In addition to the improved security gains, the unrealized gains in the portfolios increased by $49 million, from $369 million to $418 million at the end of 2004.

Economic Outlook

- Moderate growth in client demand for wholesale banking services is expected in 2005.
- Business investment is likely to grow at a solid pace, promoting increased activity in investment banking, debt capital markets, institutional equities and private equity.
- Further volatility and weakness in the U.S. dollar is expected. The U.S. dollar is likely to lose ground in response to the massive U.S. current account deficit and the currency is expected to be buffeted by changing financial market expectations with regards to economic growth, inflation and the rate of increase in interest rates.
- This outlook for the U.S. dollar implies further volatility in the Canadian dollar and suggests that the Canadian dollar could climb higher. Consequently, Canadian companies should continue to adjust to the dramatic appreciation in the Canadian currency.

See page 37 for discussion of factors that may affect future results.

Business Outlook and Focus for 2005

Credit and equity markets improved substantially in 2004 and Wholesale Banking is optimistic that corporate activity levels will improve in 2005. Key priorities for 2005:

- Continue to increase market share in its Canadian franchise and expand its niche product and sector based strategy globally.
- Continue to enhance its risk and control infrastructure.
- Improve performance of its capital markets businesses, while equity investments will likely not repeat the outstanding results of 2004.
- Improve cost control.
- Achieve return on invested capital target of 15% to 22%.

In 2005, Wholesale Banking will continue to focus on growing and deepening client relationships, expanding its product and service suite and operating with excellence. The segment is expected to deliver a strong return on invested capital in 2005 and is expected to continue to provide a strong contribution to the Bank's economic profit.

WEALTH MANAGEMENT

AT A GLANCE OVERVIEW

- **REVENUE GROWTH OF 13% DRIVEN BY STRONG EQUITY MARKETS, NEW ACCOUNT AND ASSET GROWTH**
- **RECORD EARNINGS IN THE MUTUAL FUND BUSINESS ATTRIBUTABLE TO SIGNIFICANT INCREASES IN ASSET BASE**
- **TD MUTUAL FUNDS RANKED 2ND IN THE INDUSTRY IN LONG TERM NET SALES, AT $2.7 BILLION**
- **8% GROWTH IN CLIENT ASSETS UNDER ADMINISTRATION AND MANAGEMENT**
- **EARNINGS TURNAROUND IN THE ADVICE-BASED BUSINESSES FOLLOWING A LOSS IN 2003**
- **10% INCREASE IN DISCOUNT BROKERAGE TRADES PER DAY**

Overall Business Strategy

- Develop an integrated asset gathering client focused organization.
- Grow under penetrated businesses at above average growth rates
  - Focus on the Financial Planning and Private Investment Advice businesses.
- Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor in investing for clients.
- Develop a world class continuum of products, services and solutions designed to meet the needs of each client segment.
- Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
- Leverage the strong client referral relationship with Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.

Review of Financial Performance 2004

Wealth Management's net income before amortization of intangibles for 2004 was $368 million compared with a loss of $75 million in 2003. Results for 2003 included a $328 million after-tax impact relating to write downs and restructuring costs within TD Waterhouse International. The remaining Wealth Management income was higher as a result of higher volumes across the Wealth businesses. The return on invested capital for the year was 13% compared with a negative return of 4% in 2003. The economic profit for 2004 was $25 million, an improvement of $501 million over 2003.

Total revenue increased by a healthy $302 million from 2003 to $2,606 million due to improvements in both equity markets and client asset growth. Trades per day in Discount Brokerage grew 10% while interest revenue increased due to 20% growth in margin balances. Mutual Fund management fees increased as a result of 12% growth in Mutual Fund assets under management while growth in assets under administration generated improved results in Private Investment Advice and Financial Planning.

Expenses before the amortization of intangibles were $2,047 million in 2004, a decrease of $187 million from 2003. Included in 2003 expenses were $300 million of restructuring and goodwill impairment charges for TD Waterhouse International. The remaining increase in expenses resulted from volume-related trade execution costs, higher trailer payments to sellers of TD Mutual Funds and higher sales force compensation in Private Investment Advice and Financial Planning resulting from the growth in revenue in those businesses. Expenses also reflect a higher level of investment in technology, hiring of sales staff and marketing costs in order to better position the business for future growth.

Assets under management of $124 billion at October 31, 2004 increased $11 billion or 10% from October 31, 2003 due to strong sales of mutual funds and growth in institutional assets. Assets under administration totaled $279 billion at the end of the year, increasing $20 billion or 8% from October 31, 2003 due to the addition of new assets in Discount Brokerage, Private Investment Advice and Financial Planning.

Review of Financial Performance 2003

Wealth Management lost $75 million in 2003. Included in these results was $328 million after-tax relating to write downs and restructuring costs within TD Waterhouse International. The remaining Wealth Management income was higher as a result of the higher business volumes in the second half of the year and the focus on cost containment.

Total revenue decreased $17 million. The decrease in revenue resulted from a $39 million write down related to the TD Waterhouse International joint ventures and the impact of the higher Canadian dollar on U.S. results, partially offset by higher business volumes across the Wealth Management businesses. Expenses before amortization of intangibles increased $154 million from 2002. Included in these expenses were $300 million of restructuring and goodwill impairment charges for TD Waterhouse International. The remaining expenses decreased due to the focus on cost containment. The strong Canadian dollar also contributed to the decline in U.S. expenses. The benefits of the TD Waterhouse International restructuring were already evident as it broke even in the fourth quarter 2003.

Total assets under management of $113 billion, increased $1 billion from October 31, 2002. Assets under administration of $259 billion increased $33 billion from October 31, 2002 due to higher market levels, the growth in Private Investment Advice and Financial Planning channels and significant referrals from the retail bank.

Key Product Groups within Wealth Management

TD Waterhouse Discount Brokerage

- A leader in self-directed investing, serving customers in Canada, the United States and the United Kingdom.
- Volumes peaked at an average of 164,000 trades per day for the month of January, but declined to an average of 85,000 per day for the second half of the year as external economic forces dampened investor confidence.
- Revenue increased by $161 million or 11%. Revenue for 2003 included $39 million related to the joint venture write downs. The remainder of the increase occurred due to a 10% increase in trading volumes and higher net interest income resulting from growth in margin lending, partially offset by the impact on U.S. results of the higher Canadian dollar.
- Expenses declined by $310 million primarily due to $300 million of restructuring and goodwill impairment charges for TD

Wealth Management

(millions of Canadian dollars)	**2004**	2003	2002
Net interest income	**$ 508**	$ 431	$ 426
Other income	**2,098**	1,873	1,895
Non-interest expenses before amortization of intangibles	**2,047**	2,234	2,080
Income before provision for income taxes	**559**	70	241
Provision for income taxes	**191**	145	116
Net income (loss) – before amortization of intangibles	**$ 368**	$ (75)	$ 125
Selected volumes and ratios			
Assets under administration (billions of Canadian dollars)	**$ 279**	$ 259	$ 226
Assets under management (billions of Canadian dollars)	**124**	113	112
Economic profit (loss) (millions of Canadian dollars)	**$ 25**	$ (476)	$ (298)
Return on invested capital – before amortization of intangibles	**13%**	(4)%	4%
Efficiency ratio – before amortization of intangibles	**78.5**	97.0	89.6
Average trades per day (thousands)	**108**	98	99

Waterhouse International in 2003. Increases in marketing and trade related expenses in the U.S. were more than offset by the impact of the higher Canadian dollar on U.S. results.

TD Asset Management

- TD Mutual Funds is the sixth largest mutual fund family in Canada with $35 billion in assets under management at October 31, 2004, an increase of 12% over prior year generating revenue growth of 17%. The increase in assets under management, combined with a change in compensation methodology to the retail bank, resulted in a $61 million increase in expenses over 2003. Record earnings were delivered by this business. For the second successive year, TD Mutual Funds was second in the industry in long term sales at $2.7 billion.
- TD Investment Management is recognized as one of the largest quantitative managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations. Assets under management increased by 10% compared with 2003.

Advice-Based Businesses

- TD Waterhouse Private Client Group includes trust services, private banking and Private Investment Counsel. Increases in customer assets were responsible for a 10% or $15 million increase in revenue year-over-year. Expenses grew at 10% due to costs associated with higher business volumes and additional marketing and technology costs related to the rebranding of Private Client Services under the TD Waterhouse banner.
- TD Waterhouse Private Investment Advice provides full-service brokerage services to its retail customers throughout Canada. In 2004, assets under administration continued to grow resulting in a 20% or $48 million increase in revenue. Expenses grew at 9% reflecting increases in investment advisor compensation with the growth in commissionable revenue. This business was profitable in 2004 after recording a loss in 2003.
- TD Waterhouse Financial Planning continues to aggressively grow its client facing advisors with a 33% increase in the number of planners and a 64% increase in assets under administration in 2004. As a result, revenues increased $19 million in 2004 while expenses grew $21 million as the investment in growing the number of financial planners continues.

Economic Outlook

- Favourable economic conditions are expected in 2005, driven by an increase in personal disposable income, job creation and high levels of consumer confidence which should encourage investment activity.
- The economy is expected to deliver moderate growth, low inflation and further gains in corporate profits which should result in low-to-mid single digit returns for the major financial asset classes.
- Bank of Canada may raise interest rates in the second half of the year causing returns on money market instruments to increase modestly.
- Corporate profits are expected to rise by approximately 5% (when commodity sectors are excluded). Commodity prices are expected to trend lower, but remain profitable to most industries.
- Foreign exchange volatility will continue, particularly with respect to the U.S. dollar which may impact investment strategies.

See page 37 for discussion of factors that may affect future results.

Business Outlook and Focus for 2005

- The outlook is strong for revenue growth in 2005:
  - While Discount Brokerage trading volumes have shown improvement over the last three months of 2004, external economic factors may impact the trend.
  - Key focus will be on growing client assets by a minimum of 10%.
- Key priorities for 2005:
  - Improve Wealth Management's new client asset growth by increasing the number of client facing advisors, both through competitive hiring and training programs for new and experienced advisors.
  - Increase share of business with current customers by enhancing and delivering new products, services and solutions.
  - Introduce an active-trader platform in the U.S. and Canada to target the frequent trading customers in Wealth Management's discount brokerage businesses.
  - Maintain a positive spread between revenue and expense growth by aggressively managing costs through technology investment and elimination of overlapping functions and processes.
  - Target specific under penetrated market niches in each Wealth business as unique growth opportunities.
  - Introduce selective new funds in TD Mutual Funds to meet customer needs.

CHALLENGES IN 2004

- VOLATILITY IN THE DISCOUNT BROKERAGE BUSINESS WAS EVIDENT AS TRADES AVERAGED 135,000 PER DAY IN THE FIRST QUARTER AND DECLINED TO 83,000 PER DAY BY THE FOURTH QUARTER
- PRICE COMPETITION, PARTICULARLY IN THE U.S., IMPACTED COMMISSION REVENUE

2004 HIGHLIGHTS

- WEALTH MANAGEMENT ASSETS UNDER ADMINISTRATION INCREASED $20 BILLION OR 8% FROM 2003 AS A RESULT OF BUSINESS AND MARKET GROWTH WHILE ASSETS UNDER MANAGEMENT GREW $11 BILLION OR 10% OVER THE PRIOR YEAR
- SIGNIFICANT INVESTMENT IN UNDER-PENETRATED BUSINESSES TOOK PLACE IN 2004 IN ORDER TO POSITION THEM FOR SUPERIOR GROWTH IN FUTURE YEARS
- DISCOUNT BROKERAGE TRADES PER DAY AVERAGED 108,000, AN INCREASE OF 10% OVER LAST YEAR
- TD WATERHOUSE FINANCIAL PLANNING INCREASED ITS SALES FORCE BY 33% AND ASSETS UNDER ADMINISTRATION BY 64%
- LAUNCHED DONOR ADVISED FUNDS, PROVIDING CLIENTS WITH THE ABILITY TO SET UP ENDOWMENTS FOR CHARITABLE GIVING; THE FIRST OF ITS KIND IN CANADA
- WEALTH MANAGEMENT'S SUCCESSFUL JOINT VENTURE WITH ROYAL BANK OF SCOTLAND IN THE U.K. CONTRIBUTED 38,000 NEW ACCOUNTS FOR ITS BROKERAGE OPERATION
- THE CANADIAN INVESTMENT INDUSTRY HAS CHOSEN TD MUTUAL FUNDS AS THE ANALYSTS' CHOICE FOR "FUND COMPANY OF THE YEAR" AT THE 10TH ANNUAL CANADIAN INVESTMENT AWARDS. THIS PRESTIGIOUS AWARD IS GRANTED TO THE FUND COMPANY WHO DEMONSTRATES EXCELLENCE IN A RANGE OF CATEGORIES INCLUDING PERFORMANCE, MANAGEMENT AND BREADTH OF CORE FUND OFFERINGS

ASSETS UNDER MANAGEMENT[1]
(billions of Canadian dollars)


$150
100
50
0
02
03
04

$124
billion

ASSETS UNDER ADMINISTRATION[2]
(billions of Canadian dollars)


$300
200
100
0
02
03
04

$279
billion

NET INCOME (LOSS) BEFORE AMORTIZATION OF INTANGIBLES
(millions of Canadian dollars)


$400
300
200
100
0
-100
02
03
04

$368
million



Revenues[3]

(millions of Canadian dollars)	2004	2003	2002
Discount Brokerage	**$1,623**	$1,462	$1,475
Mutual Funds	**384**	327	345
Private Client Group	**167**	152	156
Investment Management	**104**	102	100
Private Investment Advice	**291**	243	238
Financial Planning	**37**	18	7
Total	**$2,606**	$2,304	$2,321

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

[3] Certain revenues are presented net of internal transfers.

CORPORATE

Review of Financial Performance 2004

During fiscal 2004, the Corporate segment reported net income of $325 million. The most significant factors contributing to this result were pre-tax income from $655 million in sectoral allowance releases during the year, a $67 million general allowances release in the second quarter 2004, and interest income earned on income tax refunds of $77 million before tax. This income was partially offset by litigation loss accruals of $354 million. Several actions are pending and given the litigious environment the Bank has accrued for the most likely amounts that may be expended. Corporate also recorded $77 million in losses relating to the impact of hedging relationship guideline and costs associated with net treasury activities and net unallocated revenues, expenses and taxes.

Review of Financial Performance 2003

During fiscal 2003, the Corporate segment reported net income of $105 million. The most significant factors contributing to this result were pre-tax income from the $157 million general allowances release in the fourth quarter 2003, interest income earned on income tax refunds of $55 million before tax in the third quarter 2003, securitization gain of $12 million after-tax in the third quarter 2003, and tax recoveries of $13 million in 2003. This income was offset by a $39 million after-tax loss to resolve a previously unhedged non-trading U.S. dollar exposure arising from the Bank's U.S. dollar Visa business, a $30 million tax adjustment in the second quarter 2003 relating to lease write downs, as well as costs associated with net treasury activities and net unallocated revenues, expenses and taxes.

Corporate

(millions of Canadian dollars)	**2004**	2003	2002
Net interest income	**$ (356)**	$ (256)	$ (689)
Provision for (reversal of) credit losses	**(800)**	(289)	(70)
Other income	**104**	47	161
Non-interest expenses before amortization of intangibles	**395**	206	(62)
Income (loss) before provision for (benefit of) income taxes	**153**	(126)	(396)
Provision for (benefit of) income taxes	**(264)**	(323)	(445)
Non-controlling interest in net income of subsidiaries	**92**	92	64
Net income (loss) – before amortization of intangibles	**$ 325**	$ 105	$ (15)

Corporate Management

The Corporate Management function of TD Bank Financial Group is comprised of Audit, Compliance, Corporate and Public Affairs, Economics, Enterprise Technology Solutions (information technology), Finance, Human Resources, Legal, Marketing, Office of the Ombudsman, Real Estate, Risk Management and Security.

Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders – customers, shareholders, employees, regulators, governments and the community at large – are constantly changing. Ensuring the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders' confidence in TDBFG.

At the same time, the modern bank is a complex organization. Those who serve our 13 million global customers most directly in our three key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate Management's mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank's key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, Corporate Management endeavors to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

OPTI CANADA INC. OWNS A 50% INTEREST IN THE $3.4 BILLION LONG LAKE PROJECT IN FORT MCMURRAY, ALBERTA – CANADA'S 4TH AND NEXT MAJOR INTEGRATED OIL SANDS PROJECT. WHEN TD SECURITIES WAS FIRST RETAINED BY OPTI IN 2001 WE MADE A COMMITMENT THAT WE WOULD BE ABLE TO RAISE THEM THE EQUITY AND DEBT TO FINANCE THEIR INTEREST IN THE PROJECT. SINCE THAT TIME, TD SECURITIES HAS LED OVER $2.2 BILLION OF NEW FINANCINGS FOR OPTI, $2.0 BILLION OF IT IN 2004. INCLUDED IN THESE RECENT FINANCINGS WAS ONE OF THE LARGEST PRIVATE EQUITY ISSUES FOR A CANADIAN COMPANY EVER, THE LARGEST IPO BY A CANADIAN OIL AND GAS COMPANY IN OVER 10 YEARS, AND ONE OF THE LARGEST NON-RECOURSE PROJECT DEBT FINANCINGS FOR AN ENERGY PROJECT EVER COMPLETED.

Left: Sid Dykstra, President and CEO OPTI Canada; George Crookshank, CFO OPTI Canada **Right:** Robert Mason, Managing Director Investment Banking; Dean Ariss, Managing Director Corporate Credit



FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted in the Caution regarding forward-looking statements on page 11 of this Annual Report, all forward-looking statements, by their very nature, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below.

Industry Factors

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the United States, and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business the Bank conducts in a specific region.

Monetary Policy

The Bank's earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the United States and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank's profitability. A change in the level of interest rates affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets are beyond the Bank's control and difficult to predict or anticipate.

Level of Competition

The Bank's performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in Laws and Regulations

Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank's reputation.

Accuracy and Completeness of Information on Customers and Counterparties

The Bank depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and with respect to financial statements, on the reports of auditors. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with generally accepted accounting principles, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Bank Specific Factors

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank's net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies, including Internet-based services, could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions

The Bank regularly explores opportunities to acquire other financial services companies. On August 26, 2004, the Bank announced it had entered into an agreement to acquire a 51% interest in Banknorth Group, Inc. The Bank's ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, as is the case in the Banknorth acquisition, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. Acquisitions can affect future results depending on management's success in integrating the acquired business. If the Bank encounters difficulty in integrating the acquired business, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition.

Ability to Attract and Retain Key Executives

The Bank's future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector and executives employed by a company the Bank acquires may choose not to remain following the acquisition. There is no assurance that the Bank will be able to continue to attract and retain key executives, although this is the goal of the Bank's management resources policies and practices.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as Internet connections and network access. Disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank's ability to deliver products and services to customers and otherwise conduct business.

Currency Rates

Currency rate movements in Canada, the United States and other jurisdictions in which the Bank does business may have an adverse impact on the Bank's financial position as a result of foreign currency translation adjustments and on the Bank's future earnings. For example, the rising value of the Canadian dollar may negatively affect our investments in U.S. subsidiaries, including, subject to regulatory and shareholder approval and completion of the transaction, the Bank's investment in Banknorth Group, Inc. The rising Canadian dollar may also adversely affect the earnings of the Bank's small business, commercial and corporate clients in Canada.

Other Factors

Other factors beyond the Bank's control that may affect the Bank's future results are noted in the Caution regarding forward-looking statements on page 11 of this Annual Report. Additional factors, including strategic, credit, market, liquidity, interest rate, operational, regulatory and other risks, are discussed in the Managing Risk section of this Annual Report starting on page 38 and in other filings made in Canada and with the U.S. Securities and Exchange Commission.

The Bank cautions that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry and Bank specific factors that may adversely impact the Bank's future results. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

MANAGING RISK – EXECUTIVE SUMMARY

Banking and financial services involve risk. From a shareholder's perspective, what matters is how we manage our exposure to risks. At TD Bank Financial Group, our goal is to earn stable and sustainable returns from our various businesses and operations while managing risks within acceptable limits. Managing risk means understanding the static and changing risks involved in our businesses and assessing the potential impacts and likelihood of each risk. We do this by establishing policies, procedures and internal checks and balances to keep risk at an acceptable level.

What are the Risks Involved in Our Businesses?

The Enterprise Risk Framework

As a way of managing the different kinds of risk to which we are exposed we have created an Enterprise Risk Framework. This is a dynamic model that identifies key risks that could have an impact on the achievement of our business objectives and strategies.



Strategic Risk
Credit Risk
Market Risk
Operational Risk
Liquidity Risk
Investment Risk
Regulatory Risk
Reputational Risk

Business Environment Risk

As illustrated, the Enterprise Risk Framework sets out the major categories of risk to which we are exposed, and how they are interrelated. We develop strategies for our various business units taking into consideration the business environment in which we operate. Those strategies expose us to six major categories of risk – credit, market, operational, liquidity, investment and regulatory risks, as shown.

In addition, since all risks have the potential to impact the Bank's reputation, how we manage the various risks determines the extent to which the Bank's overall reputation and capital are at risk.

Who Manages Risk

We have put in place a risk governance framework that assigns ownership of risk and outlines the responsibilities of each group involved in risk management. This framework helps us set priorities, allocate resources and make effective decisions regarding the risks we assume and manage. A formal risk management governance structure aligned with the Enterprise Risk Framework ensures that information about significant risks flows up from the business units and oversight functions to the Senior Executive Team and the Board.

Board of Directors
- Provides oversight

Risk Committee of the Board
- Approve risk management policies
- Evaluate management of risks
- "Big Picture" analysis of risk trends

Senior Executive Team
- Monitors risk
- Provides oversight

Executive Committees
(See below)

Audit
- Provides independent assurance

Compliance
- Provides independent review

Risk Management
- Sets policies and standards that reflect the risk appetite of the Bank
- Monitors and reports on enterprise-level risks

Business Units
- Responsible for owning and managing risk
- Set and implement policy consistent with enterprise-level policy

Executive Committees

Credit and Market Risk Committee • Chaired by President and CEO • Reviews large individual credits, industry concentrations and major policy issues involving credit or market risk	**Business Performance Review Committee** • Chaired by President and CEO • Reviews overall strategies and operating performance	**Operational Risk Oversight Committee** • Chaired by EVP and Chief Risk Officer • Responsible for the management and oversight of all operational risk management and legislative compliance activities of the Bank
Investment Committee • Chaired by President and CEO • Reviews the performance of all significant investments, including the Bank's own portfolio and client mandates, managed by internal and external portfolio managers	**Asset/Liability Committee** • Chaired by EVP and Chief Financial Officer • Responsible for the oversight of the Bank's non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging	**Structured Products Committee** • Chaired by EVP and Chief Risk Officer • Reviews and approves complex structured product transactions, and establishes and monitors policy involving reputational or legal risk

The risk governance framework establishes that:

- The Board and the Risk Committee of the Board are responsible for ensuring that management forms and nurtures an effective risk management culture throughout the organization. The Bank's risk appetite and supporting risk management objectives are clearly communicated to all employees through the various business units and corporate oversight functions.
- The Senior Executive Team of the Bank, chaired by the President and CEO is responsible for monitoring, evaluating and managing risk across the Bank as a whole. The President and Chief Executive Officer and the Executive Vice President and Chief Risk Officer, with the support of other members of the Senior Executive Team, are accountable for identifying significant risks and communicating them to the Board.
- Executive Management Committees provide enterprise-level oversight over key risks and exposures through the review and approval of risk management policies, strategies and applicable transactions. Major risk management policies are then approved by the Risk Committee of the Board. The Executive Management Committees ensure there are sufficient and appropriate risk management resources across the Bank to meet our risk management objectives.
- The corporate Risk Management function is responsible for setting enterprise-level standards and policies that reflect the risk appetite of the Bank. Risk Management also monitors and reports on enterprise-level risks where a combination of risks across different businesses could have a significant impact on the Bank's well-being.
- The Audit and Compliance functions independently monitor and report to management and the Board on the effectiveness of risk management policies, procedures and internal controls.
- Each business unit owns and is accountable for managing risk within the business unit. Business management and risk management professionals in each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

How We Manage Risk

The Bank has a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to the Bank's strategic objectives. It includes:

- Maintaining appropriate enterprise-wide risk management policies and procedures including guidelines and limits to ensure risks are managed to acceptable levels.
- Subjecting significant risk management policies to regular review and evaluation by the Executive Management Committees and then by the Risk Committee of the Board.
- An integrated enterprise-wide risk reporting framework that communicates key elements of the Bank's risk profile, both quantitatively and qualitatively, to senior management, the executive and the Board.
- Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk analysis and stress-testing.
- Annual self-assessments by significant business units and corporate oversight functions of the Bank of their key risks and internal controls.
- Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital.
- Actively monitoring internal and external risk events to assess whether internal controls are effective.
- Independent and comprehensive reviews conducted by the Internal Audit department of the quality of the internal control environment and compliance with established risk management policies and procedures.

The following pages describe the main risks the Bank faces and how we manage them.

STRATEGIC RISK

Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strategies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.

The most significant strategic risks faced by the Bank are assessed, managed and mitigated by senior management, with oversight by the Board.

Who Manages Strategic Risk

The Senior Executive Team manages the Bank's strategic risk. The Senior Executive Team is comprised of the most senior executives of the Bank, representing every significant business or corporate oversight function.

The Bank's overall strategy is established by the President and CEO and the Senior Executive Team, in consultation with and subject to approval by the Board. Each executive who manages a significant business or function is responsible for managing strategies within that area, and for ensuring that they are aligned with the Bank's overall strategy. They are also accountable to the President and CEO and the Senior Executive Team for monitoring, managing and reporting on business risks inherent in their respective strategies.

The President and CEO reports to the Board on the implementation of Bank strategies, identifying business risks within those strategies and how they are managed.

How We Manage Strategic Risk

The strategies and operating performance of the Bank's significant business units and corporate oversight functions are reviewed by the Senior Executive Team in business performance review sessions. The frequency with which strategies are reviewed in these sessions depends on the risk profile and the magnitude of the business or function concerned.

CREDIT RISK

Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.

Credit risk is obviously one of the most significant and pervasive risks in banking. Every traditional loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions – such as derivative transactions and securities inventories – exposes us to some degree of credit risk. For this reason, as a strategy we make it clear that we lend exclusively on a relationship basis, and we manage all of our businesses in an extremely disciplined and conservative manner, with a strict focus on economic returns for all client relationships.

Who Manages Credit Risk

Bank policies and procedures for managing credit risk on a global basis are set by the business unit in conjunction with Risk Management. This includes:

- Setting guidelines to limit portfolio concentrations of credit exposure by country, industry and affiliated group.
- Approving the discretionary limits for officers throughout the Bank for extending lines of credit.
- Setting standards for measuring credit exposure.
- Approving the "scoring" techniques used in extending personal credit.
- Approving all policies relating to all Bank products that entail credit risk.
- Setting criteria for rating risk on business accounts, based on a 21-category rating system.

A credit group within each business unit is primarily responsible for adjudication, in accordance with the policies and strict authorization and exposure limits established by Risk Management.

The Risk Committee of the Board periodically reviews and approves major credit risk policies. In addition, the Credit and Market Risk Committee, chaired by the President and CEO, reviews and approves all major credit policies, industry concentrations and resolves any major policy issues related to credit or market risk.

How We Manage Credit Risk

As noted above, the Bank establishes credit risk exposure limits by country, industry and affiliated group. The various risk categories are managed as follows:

Country Risk

Economic or political changes in a foreign country could affect cross-border payments – for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has counterparty exposure in 58 countries with a concentration in North America. We use an internal risk rating system to establish country exposure guidelines covering all aspects of credit exposure, across all businesses.

Business and Government Loans

As part of our strategy, we establish industry and group limits for credit exposure to business and governments. A systematic approach is used to limit industry concentrations and ensure diversification of the Bank's loan portfolio. Exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score. The rating is determined by using our Industry Risk Rating Model and through detailed industry analysis.

We have identified 26 major business industry groups and divided them into 108 segments and assigned a risk rating for each segment. If we believe that several industry segments are affected by common risk factors, we assign a single exposure guideline to them. In addition, for each industry, Risk Management assigns a concentration limit, which is a percentage of the Bank's total corporate and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.

We assign each business or government borrower a risk rating using a 21-category rating system, and set limits on credit exposure to related business or government accounts accordingly. In addition, we use a Risk Adjusted Return on Capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal ratings of the borrowers involved. We review the rating and return on capital for each borrower at least once every year.

For accounts where exposures include derivatives, we use master netting agreements or collateral whenever possible to reduce our exposures.

Financial Institutions

Our financial institutions portfolio is divided into 15 major groups, comprised of individual companies that have similar attributes and common risk factors. Within these groups we have established specific exposure risk guidelines for 29 different segments. Risk Management conducts ongoing reviews of the segment and exposure guidelines for each group.

We use our 21-category rating system to assign each group a risk rating based on their financial strength. We assign each borrower a credit rating based on each firm's net worth, the quality of its assets, the consistency and level of its profits, as well as the rating of the major credit rating agencies. For certain types of financial institutions we may use additional criteria.

Personal Credit

Requests for personal credit are evaluated using automated credit scoring systems, or are directed to regional credit centres which operate within clear authority limits. Once retail credits are funded they are continually monitored with quantitative customer management programs to identify changes in risk and provide opportunities that increase risk-adjusted performance. The centralized quantitative review of retail credits has resulted in well-balanced portfolios with predictable performance characteristics. By creating more predictable estimates of loss, management can more effectively attain optimal targets for customer profitability and capital allocation.

The Bank is making a large investment in the platform for retail applications and loan fulfillment, including automated decision technology and credit scoring techniques. This investment will not only improve the Bank's ability to manage retail credit losses within predictable ranges, it also strengthens the control environment that reduces the potential for operational errors. Moreover, the new platform provides more complete, timely and accurate management information permitting measurable improvement in the management of credit risk. Thus, the overall retail credit process is being augmented with state-of-the-art systems, methods and processes.

Classified Risk/Impaired Loans

Classified risk refers to loans and other credit exposures that pose a higher than normal credit risk. A loan is considered impaired when, in management's opinion, we can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due.

We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security.

See supplementary information page 56, table 12

See Notes to Consolidated Financial Statements page 66, Note 1, (h) and (i)

See Notes to Consolidated Financial Statements page 71, Note 3

Specific Allowances

Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business. Specific allowances for the corporate and commercial portfolios are established by borrower and reviewed quarterly. For the retail or personal portfolio, provisions are calculated on an aggregated facility basis, using a formula that takes recent loss experience into account.

General Allowances
To recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired, we establish general allowances for credit risk. The level of general allowances reflects exposures across all portfolios and categories. It fluctuates according to the nature and composition of our portfolio, shifts in the economic and credit cycles, our historical and expected loss experience and other relevant factors.

General allowances are reviewed quarterly using credit risk models developed by the Bank. The level of allowances is based on the probability of a borrower defaulting on a loan obligation (loss frequency), the loss if default occurs (loss severity) and the expected exposure at the time of default. For the corporate and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower's risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Ultimately, the general allowance is established on the basis of expected losses and is directly related to the variance of losses and the inherent product characteristics in each portfolio. Models are validated against historical experience and are updated at least annually. The general allowance methodology is periodically approved by the Board.

At October 31, 2004 our general allowance for loan losses was $917 million, compared with $984 million last year. The reduction in general allowances resulted from a strategic reduction in corporate loan exposure during the past year to reduce the overall risk of the wholesale credit portfolio.

Sectoral Allowances
Where losses are not adequately covered by the general allowances noted above, sectoral allowances for credit losses are established for industry sectors and geographical regions that have experienced adverse events or changes in economic conditions, even though the loans comprising each group are not classified as impaired.

Sectoral allowances are reviewed quarterly on a portfolio basis, taking into account the expected loss of the portfolio of borrowers in the sector under review. The analysis includes a review of probabilities of default, and if default occurs, the expected loss on the sale. The sectoral methodology and model inputs are reviewed quarterly.

When accounts that were included in a group of loans for which a sectoral allowance has been established become impaired, any sectoral allowances on those loans are transferred to specific allowances.

The Corporate segment released the remaining $101 million after-tax ($155 million pre-tax) of sectoral provisions in the fourth quarter following a review of the adequacy of the overall reserves. The Bank has identified specific allowances and no longer requires sectoral allowances.

See Notes to Consolidated Financial Statements page 71 Note 3

Provision for Credit Losses
The provision for credit losses is the amount added to the specific, general and sectoral allowances for credit loss during the year to bring them up to a level that management considers adequate to absorb all probable credit-related losses in the Bank's loan portfolio. The net provision for the year is reduced by any recoveries from loans that were previously assumed to be in default.

The Bank recorded a reversal of credit losses of $386 million in 2004, compared with provisions for credit losses of $186 million in 2003.

See Notes to Consolidated Financial Statements page 71 Note 3
See Supplementary information page 57 table 14

Net Impaired Loans
The Bank monitors the level of net impaired loans in its portfolio, which is defined as the gross amount of impaired loans less the total of all specific, general and sectoral allowances for credit losses. For the year ended October 31, 2004, net impaired loans totaled $646 million, compared with a total of $641 million for the same period in 2003.

See Supplementary information page 56, table 12

MARKET RISK

Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in:

- Interest rates;
- Foreign exchange rates;
- Equity and commodity prices;
- Credit spreads.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities we are exposed to market risk through the transactions that our customers execute with us.

Market Risk in Trading Activities

The four main trading activities that expose us to market risk are:

- *Market making.* We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices. Profitability is driven by trading volumes.
- *Sales.* We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark ups and commissions. Profitability is driven by sales volumes.
- *Arbitrage.* We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- *Positioning.* We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

Who Manages Market Risk in Trading Activities

Primary responsibility for managing market risk lies with Wholesale Banking, with oversight from the Trade Risk Group within Risk Management. Operational support for market risk monitoring and regulatory capital calculations is provided by the Finance and Operations department within Wholesale Banking.

Though not responsible for trading revenues, the Trade Risk Group is responsible for:

- Designing methods for measuring and reporting market risk.
- Determining market risk policy, which includes designing and setting all trading limits for Wholesale Banking's businesses.

- Enforcing approved market risk limits.
- Approving all new trading products from a market risk perspective.
- Independent testing of all pricing models, risk models and trading systems.
- Approving all market rates and prices used in valuing the Bank's trading positions and estimating the market risk.
- Stress testing the portfolio to determine the effect of large, unusual market movement.
- Designing and validating the models used to calculate regulatory capital required for market risk.

The Market Risk and Capital Committee is chaired by the Senior Vice President, Trading Risk and includes members of senior management from Wholesale Banking and Audit. It meets every two weeks to conduct a peer review of the market risk profile of our trading businesses, approve changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

Significant market risk issues are escalated to the Credit and Market Risk Committee, which is chaired by the Bank's President and CEO and includes senior management of Wholesale Banking and the Executive Vice President and Chief Risk Officer. The Risk Committee of the Board oversees the management of market risk and periodically approves all major market risk policies.

How We Manage Market Risk in Trading Activities

Managing market risk is a key part of our business planning process. We begin new trading operations or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk capacity and business expertise, and if we have the infrastructure in place to monitor, control and manage the risk.

We manage market risk primarily by enforcing trading limits and by "stress testing" our trading activities.

Trading Limits

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. In setting limits we take into account market volatility, market liquidity, trader experience and business strategy.

Our primary measure for setting trading limits is Value at Risk (VaR). VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk.

We may also apply specialized limits, such as notional limits, credit spread limits, yield curve shift limits, loss exposure limits, stop-loss limits and others, if and when appropriate. These additional limits reduce the likelihood that trading losses will exceed VaR limits.

At the end of each day, Market Risk Analysis and Reporting compares risk positions with limits and reports all instances when trading limits have been exceeded. Traders must apply for approval for any excesses via an automated escalation process to approvers as designated by the Market Risk Policy. If an excess is declined, then the business must close the position. The trader is accountable to ensure that positions do not exceed the capacity of the market to immediately close out the risk position in the event an excess is declined. For selected high-impact excesses, there is an immediate escalation process to the Executive Vice President and Chief Risk Officer.

Calculating VaR

We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes. Then we calculate the VaR as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily VaR usage.

VALUE AT RISK

(millions of Canadian dollars)



0
VaR (General)
-5
-10
-15
-20
Nov 3/03
Nov 28/03
Dec 31/03
Jan 30/04
Feb 27/04
Mar 31/04
Apr 30/04
May 31/04
Jun 30/04
Jul 30/04
Aug 31/04
Sep 30/04
Oct 29/04

The graph below shows the distribution of daily market risk related revenue for fiscal 2004.

DISTRIBUTION OF DAILY MARKET RISK RELATED REVENUE

Frequency (Days)



40
30
20
10
0
>10 9 8 7 6 5 4 3 2 1 0 -1 -2 -3 -4 -5 -6 -7 -8 -9 <-10

(millions of Canadian dollars)

Stress Testing

We use stress testing to quantify the largest quarterly loss that we are prepared to take in our trading activities. Our trading business is subject to an overall global stress test limit, and each global business has a stress test limit. Also, each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences or introduce large but plausible moves in key market risk factors.

Stress tests are produced and reviewed each week with the Executive Vice President and Chief Risk Officer, and every two weeks with the Market Risk and Capital Committee. They are also reviewed throughout the year with the Risk Committee of the Board.

The following graph is a history of our weekly stress test results, which shows the instantaneous impact of large market disturbances.

STRESS TEST HISTORY

(millions of Canadian dollars)



0
-50
-100
-150
-200
-250
-300
-350
Stress
Nov. 5/03
Jan. 28/04
Apr. 28/04
Jul. 28/04
Oct. 27/04

Market Risk in Investment Activities

We are also exposed to market risk in the Bank's own investment portfolio and in the Merchant Banking business. Risks are managed by identifying our specific risks, determining their potential impact, and establishing policies and procedures to monitor, measure and mitigate those risks.

Who Manages Risk in Investment Activities

The Risk Committee of the Board reviews and approves the investment policies for the Bank's own portfolio and for the Merchant Banking business. The Investment Committee regularly reviews the performance of the Bank's investments and assesses the performance of the portfolio managers.

How We Manage Risk in Investment Activities

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Performance attribution identifies performance drivers such as sector and security exposures, as well as the impact of certain processes such as the execution of trades.

Market Risk in Non-trading Banking Transactions

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

ASSET LIABILITY MANAGEMENT

Asset liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset Liability Management

The Treasury and Balance Sheet Management department within Finance measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Executive Vice President and Chief Financial Officer and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset liability management market risk policies.

How We Manage Our Asset and Liability Positions

When Bank products are issued, risks are measured using a fully-hedged option-adjusted transfer pricing framework that allows Treasury and Balance Sheet Management to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings and economic value. For example if fixed rate assets were funded with short-term deposits, rising interest rates could increase our funding costs, which would reduce the net interest income earned on certain loans.

The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, the Bank has adopted a disciplined hedging approach to managing the net income contribution from its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Negating the impact from rising or falling interest rates on net interest income and economic value.
- Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called "mismatched positions." An interest sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both the Bank's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in the Bank's annual net interest income from a 100-basis-point unfavourable interest-rate shock due to mismatched cash flows. EVaR is defined as the combined difference in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest-rate shock.

Valuations of all asset and liability positions, as well as off-balance-sheet exposures, are performed every week, and certain option positions are valued daily. Our objectives are to protect the present value of the margin booked at the time of inception for fixed rate assets and liabilities, and to reduce the volatility of net interest income over time. We value the assets and liabilities by discounting future cash flows at a yield curve indicative of the blended cost or credit of funds for each asset or liability portfolio. The resulting net present value incorporates the present value of margins booked. We then hedge the resulting financial position to the target risk profile of minimal residual economic exposure. Hedging to manage interest rate risk involves the use of derivatives, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies.

The interest rate risk exposures from instruments with closed (non-optioned) fixed rate cash flows are measured and managed separately from product options. Instruments in the "closed book" exhibit the traditional, almost linear or symmetrical payoff profile to parallel changes in interest rates (i.e. asset values increase as rates fall and decrease as rates rise). Future cash flows include the impact of modeled exposures for:

- An assumed maturity profile for the Bank's core deposit portfolio.
- The Bank's targeted investment profile on its net equity position.

Non-rate-sensitive assets, liabilities and shareholders' equity are modeled on a consistent basis, assuming an intermediate term using a rolling 60-month maturity profile resulting in a two and a half year average duration. Significant assumptions included in the valuation of fixed cash flows include the liquidation assumptions on mortgages other than from embedded prepayment options. The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby preserving the present value of product margins.

The graph below shows our interest rate exposure on October 31, 2004 on the closed (non-optioned) instruments within the financial position. If this portfolio had experienced an immediate and sustained 100 basis point increase in rates on October 31, 2004, the economic value of shareholders' equity would have decreased by $110 million after tax, compared with $13 million for a 100 basis point decrease in rates on October 31, 2003. A 100 basis point decrease in rates would reduce net income by $11 million over the next 12 months, compared with $14 million for a 100 basis point decrease in rates in 2003.

CLOSED (NON-OPTIONED) INTRUMENTS PORTFOLIO ECONOMIC VALUE AT RISK AFTER-TAX

(millions of Canadian dollars)


$250
200
150
100
50
0
-50
-100
-150
-200
Change in present value (after-tax)
-2.0
-1.5
-1.0
-0.5
0
0.5
1.0
1.5
2.0
Change in interest rates

Product options – whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits – expose the Bank to a significant financial risk.

Our exposure from freestanding mortgage rate commitment options is modelled based on an expected funding ratio derived from historical experience. Exposure from written options embedded in other products, such as to prepay or redeem, is modelled based on an assumed percentage rational exercise derived from analyses of customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain interest rate-sensitive demand deposit accounts. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option. To the extent that options can be purchased with characteristics that will result in a payoff profile that is expected to offset the payoff profile of the written option position, the Bank will purchase these options. However, in many instances, the depth of the Canadian option market limits the overall amount of options that can be purchased on economic terms to less than 100% of the underlying short option positions. In such cases, we use dynamic hedging. This involves replicating the payoff of using a combination of swaps and bonds, and rebalancing the portfolio for small changes in rates as indicated by the delta (implied change in value for a change in rates) of the underlying option being hedged. Dynamic hedging involves rebalancing the hedging instruments we hold for small changes in interest rates.

The following graph shows our interest rate risk exposure on October 31, 2004 on all instruments within the financial position (i.e., the closed (non-optioned) instruments plus product options). An immediate and sustained 100 basis points increase in rates would have decreased the economic value of shareholders' equity by $124 million after tax or .98% of common equity, compared with $30 million in 2003 for a 100 basis point decrease in rates. Our EVaR for the total portfolio ranged from $19 million to $133 million during the year ended October 31, 2004. The Bank's policy sets overall limits on EVaR and EaR based on a 100 basis point interest rate shock. EVaR arising from mismatched asset liability positions cannot exceed 1.5% of the Bank's common equity or $191 million. EaR exposure may not exceed 1% of the Bank's annualized net interest income, or $59 million.

ALL INSTRUMENTS PORTFOLIO ECONOMIC VALUE AT RISK AFTER-TAX

(millions of Canadian dollars)


$100
0
-100
-200
-300
change in present value (after-tax)
-2.0
-1.5
-1
-0.5
0
0.5
1.0
1.5
2.0
Change in interest rates

Managing Non-Trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, creating a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net income and equity, and also the Bank's capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of risk-weighted assets that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of the Bank's risk-weighted assets in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investment in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as the Bank's capital ratio increases.

The Bank's policy on open currency exposure is to limit exposure to no more than $100 million in aggregate. Our policy on foreign exchange capital exposure is to minimize an adverse foreign exchange rate change on reported equity subject to the constraint that the Bank's capital ratios can change by no more than 10 basis points for an 8% change in foreign exchange rates.

Why Product Margins Fluctuate Over Time

As explained above, a fully-hedged approach to asset liability management locks in margins on fixed rate loans and deposits as they are booked. It also mitigates the impact of an instantaneous interest-rate shock on the level of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite a fully-hedged position, however, the margin on average earning assets can change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will impact on the existing portfolio margin.
- The weighted average margin on average earning assets will shift due to changes in the mix of business.
- The risk of changes in the prime-Bankers' Acceptances basis and the lag in changing product pricing may have an impact on margins earned.
- The general level of interest rates will impact the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

A fully-hedged approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

LIQUIDITY RISK

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

A bank must always ensure that it has access to enough readily available funds to cover its financial obligations as they come due and to sustain and grow its assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, the Bank needs to be able to continue to function without being forced to sell too many of its assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

Who Manages Liquidity Risk

The Asset/Liability Committee (described on page 38) oversees the Bank's liquidity risk management program. It ensures that an effective management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising of senior management from Finance, Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends to the Asset/Liability Committee action to maintain our liquidity position within limits in both normal and stress conditions.

The Bank has one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:

- The Treasury and Balance Sheet Management department within Finance is responsible for consolidating and reporting the Bank's global liquidity risk position and for managing the Personal and Commercial Banking liquidity position.
- Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale and corporate banking portfolios.
- TD Waterhouse Bank is responsible for managing its liquidity position.

Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

How We Manage Liquidity Risk

The Bank's overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

We measure liquidity requirements using different stress scenarios, and use a base-case scenario to define the minimum amount of liquidity that must be held at all times. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, as well as other potential deposit run-off and related liabilities for a period of 90 days. Other scenarios may require greater coverage. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis, in the event that we are unable to replace our short-term unsecured debt beyond the 90 days for a period up to one year.

We meet liquidity requirements by holding sufficient assets that can be readily converted into cash, and by managing our cash flows. To qualify for liquidity purposes, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not included for liquidity purposes.

While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On October 31, 2004 our consolidated surplus liquid asset position up to 90 days was $18.8 billion, compared with a surplus liquid asset position of $8.7 billion on October 31, 2003. Our surplus liquid asset position is the Bank's total liquid assets less the Bank's unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.

Funding

The Bank has a large base of stable retail and commercial deposits, making up over 63% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. The Bank's wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding.

In fiscal 2004, the Bank securitized and sold $2.9 billion of mortgages and issued $3.7 billion of other medium and long-term funding.

At the time of preparing these financial statements, the Bank had entered into an agreement to acquire control of Banknorth Group, Inc. in early 2005. While this transaction will impact the Bank's surplus liquidity, we have ensured that sufficient liquid assets will be available to both fund the cash portion of this transaction (estimated at approximately $3.0 billion) and maintain our standard prudent liquidity reserve coverage.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is present in all our business activities; deposit taking, lending, trading, trust and advisory services, transaction processing and insurance. Operational risk encompasses a broad range of risks, which include failed transaction processing and documentation errors, fiduciary breaches, technology failures, business disruption, theft and fraud, workplace safety and damage to physical assets originating from internal or outsourced business activities. Its impact can result in financial loss, reputational harm or regulatory penalties.

While operational risks cannot be fully eliminated, managing operational risk is essential to creating and sustaining shareholder value, operating efficiently and providing a safe environment for employees and customers.

Who Manages Operational Risk

Risk Management is responsible for the design and implementation of the Bank's operational risk management framework that sets out the enterprise-level policies and processes to identify, assess, measure, mitigate and control operational risk. Risk Management facilitates appropriate monitoring and reporting to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board, on operational risk exposures across the Bank.

The senior management of individual business units have primary responsibility for the ongoing management of operational risk. Each business unit and corporate area has an independent risk management function that implements the operational risk management framework consistent with the nature and scope of the operational risks the area is exposed to. Each business unit has a Risk Management Committee comprised of the senior executives in the unit, responsible for ensuring that the business complies with the Bank's operational risk management framework.

How We Manage Operational Risk

Through the operational risk management framework, the Bank maintains a system of comprehensive policies, processes and methodologies to manage operational risk to appropriate levels and emphasize proactive management practices. Key operational risk management activities include:

Reporting

Risk Management, in partnership with business management, facilitates the transparent escalation of key operational risk issues and information through the Risk Management Committees of the business units and ensures that accountability for resolution is appropriately identified.

Risk and Control Self-Assessment

The Risk and Control Self-Assessment is a process adopted by each of our businesses to proactively manage our operational risks. The goal of the Risk and Control Self-Assessment is to identify key operational risks that exist in each business environment and assess whether there are appropriate controls in place to mitigate these risks. The likelihood and potential impact of these risks occurring are measured against the controls we have in place and action plans may result where we can find additional ways to reduce our exposure.

Operational Risk Event Monitoring

Operational risk event monitoring is important to increase our awareness of risks we encounter and to assist management in taking action to reduce our exposure to losses. The Bank uses a centralized reporting system to monitor and report operational risk events. This event data is analyzed to determine trends for benchmarking, and to gain an understanding of the types of risks our businesses and the Bank as a whole face day to day. Operational risk events that occur outside the Bank are also reviewed and analyzed. Through continuous monitoring and improving our understanding of these events, we can reduce our costs and improve our operational efficiency.

Insurance

Risk Management actively manages a broad portfolio of insurance and other risk financing instruments. Risk Management assesses the type and level of corporate insurance coverage that is required to ensure it is appropriate to meet our tolerance for risk and also to meet statutory requirements. This includes conducting risk analysis and identifying opportunities to transfer our risk where appropriate.

Risk Management also reviews the insurances of counterparties involved in outsourcing and other supplier arrangements to ensure they adequately protect the Bank's risks from the outsourcing arrangement.

The insurance business units manage underwriting risk including catastrophic event risk. Underwriting risk is the exposure to financial loss resulting from the inappropriate selection and pricing of the risks to be insured. The Bank mitigates these risks through target segmentation and product design, individual and portfolio risk exposure monitoring, diversification and reinsurance.

Information Technology

Managing the operational risk exposures related to our technology and systems infrastructure is of significant importance to the Bank. Technology exposures associated with the operational integrity and security of our data, systems and infrastructure are actively managed through the implementation of a Technology Controls Framework, which includes industry best practices.

Business Continuity Management

Business Continuity Management is a vital and integral part of our normal business operations. It includes the establishment of enterprise-wide business continuity management processes that provide safeguards to minimize the likelihood, cost and duration of disruptions to business processes and services.

The Business Continuity Management Group sets appropriate

business continuity practices, policies and procedures to assist business units in the management of their business continuity strategies. Each business unit maintains its own business continuity plans to address the loss or failure of any component on which critical functions depend.

Outsourcing Governance

Outsourcing is an arrangement whereby a service provider performs a business activity, function or process on behalf of the Bank. Outsourcing business activities can be beneficial to the Bank by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. These arrangements typically involve increased dependency on the service provider to provide the expected services.

To help us reduce the risk involved in outsourcing, the Bank has established an Outsourcing Governance Office that is responsible for the formulation, communication and monitoring of the effectiveness of outsourcing policies, standards, guidelines and methodologies. The Outsourcing Governance Office provides guidance on outsourcing best practices and ensures enterprise-level oversight and reporting of the Bank's outsourcing activities.

REGULATORY RISK

Regulatory risk is the risk of non-compliance with applicable legislation, regulation and regulatory directives.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory risk in virtually all of our activities. Failure to meet regulatory requirements not only poses a risk of regulatory censure or penalty but also puts the reputation of the Bank as a whole at risk.

Regulatory risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

Who Manages Regulatory Risk

Proactive management of regulatory risk is a key objective of the Bank. It is carried out primarily through an enterprise-wide regulatory risk management framework called the "Legislative Compliance Management Framework." The Compliance department in Legal is responsible for the Legislative Compliance Management Framework.

The Legislative Compliance Management Framework establishes two levels of controls through which regulatory risk is managed. These are controls to meet day-to-day regulatory requirements, and independent oversight controls.

Business unit management is responsible for managing day-to-day regulatory risk. They are required to demonstrate compliance with all regulatory requirements. In meeting this responsibility they receive advice and assistance from the corporate oversight functions – Legal, Compliance and Audit. The oversight functions also provide an independent review of controls in the business unit and bring significant issues to the attention of senior management and the Board. The Compliance and Audit functions monitor and test the extent to which business units meet regulatory requirements, as well as the effectiveness of internal controls, and report their findings to business unit management, senior management and the Audit Committee of the Board.

How We Manage Regulatory Risk

Business units manage day-to-day regulatory risk primarily by educating and training employees about regulatory requirements, establishing and maintaining appropriate policies and procedures, and monitoring for compliance. The corporate oversight functions promote a compliance culture within the Bank by:

- Ensuring that accountability for regulatory compliance has been assigned and that a methodology exists for holding individuals accountable.
- Communicating regulatory requirements to each business unit. Ensuring that business units have appropriate policies and procedures in place and that staff are trained to meet regulatory requirements.
- Independently monitoring the business units for adherence to the policies, procedures and requirements.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.

Compliance with regulatory requirements is also documented through a formal business unit management certification process. In addition to ongoing monitoring and review processes, Canadian business units annually review regulatory requirements relating to the Bank's governing legislation and update their risk assessments and the controls that they have in place to mitigate those risks. The higher the risk, the more rigorous the control process must be to minimize the risk of non-compliance. Their assessments are also reviewed by the Compliance department to evaluate the effectiveness of the business unit controls.

Once the annual review process is completed, senior management of the business unit certify in writing whether they are in compliance with applicable regulatory requirements, or whether any gaps or weaknesses exist – in which case an action plan must be established and implemented to remedy the gap or weakness.

REPUTATIONAL RISK

Reputational risk is the risk to earnings, capital or brand arising from negative public or employee opinion.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value, and as such is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks, since all risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, liquidity, investment and regulatory risks must all be managed effectively in order to safeguard the Bank's reputation.

As business practices evolve to address new operating environments with respect to reputational risk, we, like others in our industry, have strengthened our focus in this area. We have defined and documented the Structured Transactions Approval Process. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new Structured Product, including reputational risk.

Who Manages Reputational Risk

Ultimate responsibility for the Bank's reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate. However, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive and that the Bank complies with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance the Bank's reputation.

MANAGING CAPITAL

Regulatory Capital Structure and Ratios

(millions of Canadian dollars)	**2004**	2003	2002
Tier 1 capital			
Retained earnings	**$ 9,540**	$ 8,518	$ 8,292
Foreign currency translation adjustments	**(265)**	(130)	418
Common shares	**3,252**	3,179	2,846
Qualifying preferred shares	**1,310**	1,535	1,328
Contributed surplus	**20**	9	–
Non-controlling interest in subsidiaries	**1,250**	1,250	1,119
Less: goodwill and intangibles in excess of 5% limit	**(2,467)**	(3,035)	(4,213)
Total Tier 1 capital	**12,640**	11,326	9,790
Tier 2 capital			
Subordinated notes and debentures	**5,644**	5,887	4,343
Qualifying preferred shares and non-controlling interest in subsidiaries	**–**	–	157
General allowance for credit losses included in capital	**878**	947	1,056
Less: amortization of subordinated notes and debentures	**(212)**	(241)	(357)
Total Tier 2 capital	**6,310**	6,593	5,199
Investment in unconsolidated subsidiaries/substantial investments	**1,855**	919	870
First loss protection	**189**	145	159
Total regulatory capital	**$16,906**	$16,855	$13,960
Capital ratios			
To risk-weighted assets			
Tier 1 capital	**12.6%**	10.5%	8.1%
Total regulatory capital	**16.9**	15.6	11.6
Assets to capital multiple[1]	**17.1**	15.2	18.9

[1] Total assets plus off-balance sheet credit instruments such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

The Bank's Goals are to:

- Provide enough capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return.
- Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers.
- Maintain strong ratings.
- Make sure that the Bank has enough capital and the right type of capital on hand or readily available at a reasonable cost.
- Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements.

Where Capital Comes From

Most of the Bank's capital comes from common shareholders and retained earnings. Other sources of capital come from the Bank's preferred shareholders and holders of the Bank's subordinated debt.

Who Manages the Bank's Capital

Finance manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital management.

Economic Capital

The Bank uses in-house models to determine how much capital is required to cover unexpected losses from credit, market and operational risks. The Bank refers to this measure as economic capital and notes that it differs from regulatory capital because it applies to deposit products as well as asset products, and it applies to operational as well as credit and market risk. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada (refer to next section).

Within the Bank's measurement framework, economic capital covers unexpected loss. Expected loss is considered a cost of doing business and is included in product pricing.

Economic capital is sufficient to absorb worst case loss at levels consistent with a AA ratings standard. Unlike rating agency and regulatory capital measures, economic capital refers solely to common equity capital. Since losses flow through the Consolidated Statement of Operations, the Bank ensures it has sufficient common equity to absorb worst case loss.

The Bank makes business decisions based on return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

Regulatory Capital

Tier 1 Capital

Retained earnings, when adjusted for foreign currency translation, increased by $887 million during the year. Foreign exchange adjustments unfavourably affected retained earnings by $135 million. The Bank raised $273 million of common stock including $174 million from the dividend reinvestment plan. However, the Bank repurchased $350 million of common shares under the normal course issuer bid which the Bank launched in March. The Bank also redeemed $225 million of First Preferred Shares, Series H, during the year and issued no new preferred shares.

Tier 2 Capital

The Bank had $157 million of subordinated debt mature during the year. See Note 9 to 11 to the Bank's Consolidated Financial Statements for more details.

Dividends

The Bank's dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice. In April, the dividend was increased by 2 cents to 34 cents per share and in October dividends were increased by another 2 cents to 36 cents per share, consistent with the Bank's target payout range of 35-45% of earnings before amortization of intangibles. The Bank's ability to pay dividends is subject to the Bank Act and the regulations of the Superintendent of Financial Institutions Canada. Note 11 of the Bank's Consolidated Financial Statements provides further details.

Ratings

Fitch Ratings revised the Bank's outlook on the Bank's AA long term ratings to stable from negative, citing the progress made in reducing the Bank's credit risk profile and bolstering capital. The Bank's long term ratings were reaffirmed by Fitch (AA-), Moody's (Aa3), DBRS (AA(low)), and S&P (A+), following the Bank's announcement of its intention to purchase 51% of Banknorth.

Capital Ratios

About Capital Ratios

Capital ratios are measures of financial strength and flexibility.

The Office of the Superintendent of Financial Institutions Canada (OSFI) defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the total capital ratio. OSFI sets target levels for Canadian banks:

- The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets. OSFI has established a target Tier 1 capital requirement of 7%.
- The total capital ratio is defined as total regulatory capital divided by risk-weighted assets. OSFI has established a target total capital requirement of 10%.

The Bank's Tier 1 and total capital ratios were 12.6% and 16.9%, respectively, on October 31, 2004 compared with 10.5% and 15.6% on October 31, 2003. The principal factors for the year-over-year increases were the stronger earnings in 2004 combined with successful management of growth in the Bank's risk-weighted assets. The Bank exceeded its medium term target for Tier 1 of 9–9.5%.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets and off-balance sheet exposures. This approach is based on the Bank for International Settlements' (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

Acquisition of Banknorth

The acquisition of Banknorth will cause a reduction in the Bank's capital ratios, caused by the increase in risk-weighted assets, together with higher goodwill and intangibles, partially offset by the issuance of additional Bank common shares. Nevertheless, the Bank expects to meet its medium term targets for Tier 1 capital. For more information about the assumptions and risk factors relating to this transaction, refer to the proxy statement/prospectus that Banknorth and the Bank filed with the SEC. A copy may be obtained by contacting the Shareholder Relations department as set out on page 109 of this Annual Report.

Risk-weighted Assets

Risk-weighted assets are determined by applying OSFI prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. Risk-weighted assets also include an amount for the market risk exposure associated with the Bank's trading portfolio.

The Bank's total risk-weighted assets (RWA) decreased by $8 billion or 7% in 2004, principally from reductions in risk-weighted assets from market risk. Much of this market risk RWA decline was a result of implementing the first two of three phases of the Bank's Interest Rate Specific VaR model for the calculation of regulatory capital requirements as authorized by OSFI in 2004. This model replaces the standardized approach. Interest Rate Specific VaR is a measure of the potential loss associated with trading positions due to a credit rating change or credit default.

Risk-weighted Assets

(millions of Canadian dollars)	2004		2003		2002	
	Balance	**Risk-weighted balance**	Balance	Risk-weighted balance	Balance	Risk-weighted balance
Balance sheet assets						
Cash resources and other	**$ 9,038**	**$ 1,582**	$ 7,719	$ 1,344	$ 6,538	$ 1,108
Securities	**98,280**	**4,155**	79,665	3,686	82,197	6,247
Securities purchased under resale agreements	**21,888**	**589**	17,475	235	13,060	282
Loans (net)	**123,924**	**61,251**	118,058	59,273	122,627	63,965
Customers' liability under acceptances	**5,507**	**5,414**	6,645	6,400	7,719	7,066
Other assets	**52,390**	**6,208**	43,970	5,885	45,899	6,288
Total balance sheet assets	**$311,027**	**$ 79,199**	$273,532	$ 76,823	$278,040	$ 84,956
Off-balance sheet assets						
Credit instruments		**9,031**		10,937		14,559
Derivative financial instruments		**6,268**		5,987		6,259
Total off-balance sheet assets		**15,299**		16,924		20,818
Total risk-weighted asset equivalent – credit risk		**94,498**		93,747		105,774
– market risk		**5,808**		14,470		14,859
Total risk-weighted assets		**$100,306**		$108,217		$120,633

Revised Capital Accord

In 2004, the Basel Committee on Banking Supervision finalized the New Basel Capital Framework to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new Framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The Framework will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risk. The new Framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned.

The objective of the Framework is to provide rewards for more rigorous and accurate risk management by reducing regulatory capital required under weaker or less sophisticated approaches. While the overall objective of the new Framework is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the particular institution's asset mix, risk and loss experience.

The Bank has prepared project plans to collect, analyze and report the necessary data and is on track to meet the requirements of the new Framework as applied to the Canadian context by OSFI. For Canadian banks formal implementation will be in fiscal 2008.

CONTROLS AND PROCEDURES

During fiscal 2004, there have been no significant changes in the Bank's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Bank's internal controls over financial reporting. However, the Bank is continually improving its infrastructure and controls.

An evaluation was performed under the supervision and with participation of the Bank's management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Bank's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission (SEC), as of the end of the period covered by this Annual Report. Based on that evaluation, the Bank's management, including the CEO and CFO, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2004.

SUPPLEMENTARY INFORMATION

51 *Table 1* *Earnings (Loss) Before Amortization of Intangibles*

51 *Table 2* *Analysis of Change in Net Interest Income*

51 *Table 3* *Net Interest Rate Margin*

52 *Table 4* *Average Earning Balances and Interest Rates*

52 *Table 5* *Other Income*

52 *Table 6* *Trading Related Income*

53 *Table 7* *Non-interest Expenses and Efficiency Ratio*

53 *Table 8* *Taxes*

54 *Table 9* *Loans to Small and Mid-sized Business Customers*

54 *Table 10* *Fees Paid to the Bank's Auditors*

55 *Table 11* *Loans and Customers' Liability under Acceptances, Net of Allowance for Credit Losses*

56 *Table 12* *Impaired Loans less Allowance for Credit Losses*

56 *Table 13* *Impact on Net Interest Income due to Impaired Loans*

57 *Table 14* *Provision for Credit Losses*

58 *Table 15* *Current Replacement Cost of Derivatives*

58 *Table 16* *Assets under Administration and Assets under Management*

59 *Table 17* *Contractual Obligations by Remaining Maturity*

59 *Table 18* *Capital Stock and Dividends Per Share*

59 *Table 19* *Quarterly Results*

TABLE 1 Earnings (Loss) Before Amortization of Intangibles[1]

	2004	2003	2002
Diluted earnings per common share – reported basis	**$ 3.39**	$ 1.51	$ (.25)
Amortization of intangible assets, net of income taxes[2]	**.72**	.75	.98
Diluted earnings (loss) per common share – before amortization of intangibles	**$ 4.11**	$ 2.26	$ .73
Return on total common equity – reported basis			
Net income applicable to common shares (millions of Canadian dollars)	**$ 2,232**	$ 989	$ (160)
Average common shareholders' equity (millions of Canadian dollars)	**12,050**	11,396	12,144
Return on total common equity	**18.5%**	8.7%	(1.3)%

[1] Earnings before amortization of intangibles is defined in the "How the Bank reports" section on page 13 of this Annual Report.

[2] The Bank's non-cash identified intangible amortization charges relate to the Canada Trust acquisition in fiscal 2000.

TABLE 2 Analysis of Change in Net Interest Income

(millions of Canadian dollars)	**2004 vs. 2003**			2003 vs. 2002		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$ 335**	**$ (405)**	**$ (70)**	$ (182)	$ (222)	$ (404)
Total interest-bearing liabilities	**(37)**	**434**	**397**	223	497	720
Net interest income	**$ 298**	**$ 29**	**$ 327**	$ 41	$ 275	$ 316

TABLE 3 Net Interest Rate Margin

(millions of Canadian dollars)	**2004**			2003			2002		
	Average earning assets	**Net interest income**	**Margin**	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin
Canada	**$166,647**	**$ 4,019**	**2.41%**	$156,193	$3,758	2.41%	$ 150,738	$ 3,773	2.50%
United States	**43,067**	**747**	**1.73**	48,582	681	1.40	53,784	543	1.01
Other international	**45,655**	**1,177**	**2.58**	47,032	1,177	2.50	52,038	984	1.89
Total Bank	**$255,369**	**$ 5,943**	**2.33%**	$251,807	$5,616	2.23%	$ 256,560	$ 5,300	2.07%

TABLE 4 Average Earning Balances and Interest Rates

(millions of Canadian dollars)	2004			2003			2002		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 7,760**	**$ 517**	**6.7%**	$ 7,323	$ 212	2.9%	$ 6,108	$ 132	2.2%
Securities									
Investment	**27,678**	**1,219**	**4.4**	29,183	1,017	3.5	28,663	1,193	4.2
Trading	**71,188**	**2,438**	**3.4**	62,161	2,431	3.9	67,633	2,485	3.7
Total securities	**98,866**	**3,657**	**3.7**	91,344	3,448	3.8	96,296	3,678	3.8
Securities purchased under resale agreements	**28,306**	**734**	**2.6**	33,311	902	2.7	31,758	850	2.7
Loans									
Residential mortgages	**52,155**	**2,625**	**5.0**	53,168	2,881	5.4	53,035	3,101	5.8
Consumer instalment and other personal	**45,215**	**2,373**	**5.2**	36,909	2,195	5.9	32,849	1,918	5.8
Credit card	**2,289**	**271**	**11.8**	2,181	271	12.4	1,307	172	13.2
Business and government	**20,778**	**955**	**4.6**	27,571	1,293	4.7	35,207	1,755	5.0
Total loans	**120,437**	**6,224**	**5.2**	119,829	6,640	5.5	122,398	6,946	5.7
Total earning assets	**$255,369**	**$11,132**	**4.4%**	$251,807	$11,202	4.4%	$256,560	$11,606	4.5%
Interest-bearing liabilities									
Deposits									
Personal	**$108,586**	**$ 2,077**	**1.9%**	$102,485	$ 2,130	2.1%	$ 98,163	$ 2,300	2.3%
Banks	**16,166**	**309**	**1.9**	22,170	412	1.9	24,821	720	2.9
Business and government	**81,139**	**1,467**	**1.8**	77,750	1,660	2.1	81,131	1,734	2.1
Total deposits	**205,891**	**3,853**	**1.9**	202,405	4,202	2.1	204,115	4,754	2.3
Subordinated notes and debentures	**5,731**	**312**	**5.4**	4,710	259	5.5	4,250	201	4.7
Obligations related to securities sold short and under repurchase agreements	**34,730**	**1,024**	**2.9**	38,378	1,125	2.9	44,931	1,351	3.0
Total interest-bearing liabilities	**$246,352**	**$ 5,189**	**2.1%**	$245,493	$ 5,586	2.3%	$253,296	$ 6,306	2.5%
Total net interest income		**$ 5,943**			$ 5,616			$ 5,300	

TABLE 5 Other Income

(millions of Canadian dollars)	2004	2003	2002	2001	2000
TD Waterhouse fees and commissions	**$ 985**	$ 957	$ 922	$1,002	$1,521
Full service brokerage and other securities services	**738**	667	641	701	667
Mutual fund management	**573**	508	522	502	452
Credit fees	**343**	415	415	425	545
Net investment securities gains	**192**	23	26	216	382
Trading income (loss)	**(153)**	104	529	1,318	1,225
Service charges	**673**	641	596	561	441
Loan securitizations	**390**	250	218	272	236
Card services	**172**	252	249	249	233
Insurance, net of claims	**593**	420	375	326	198
Trust fees	**78**	70	76	86	75
Gains on sale of investment real estate	–	–	–	350	–
Gain on sale of mutual fund record keeping and custody business	–	–	40	–	–
Write down of investment in joint ventures	–	(39)	–	–	–
Other	**299**	156	320	439	425
Total	**$4,883**	$4,424	$4,929	$6,447	$6,400
Percentage increase (decrease) over previous year	**10.4%**	(10.2)%	(23.5)%	.7%	7.9%

TABLE 6 Trading Related Income[1]

(millions of Canadian dollars)	2004	2003	2002
Net interest income	**$1,037**	$889	$ 672
Other income	**(153)**	104	529
Total trading related income	**$ 884**	$993	$1,201
By business			
Interest rate and credit portfolios	**$ 559**	$581	$ 741
Foreign exchange portfolios	**230**	248	217
Equity and other portfolios	**95**	164	243
Total trading related income	**$ 884**	$993	$1,201

[1] Trading related income includes both trading income reported in other income and net interest income derived from trading instruments.

TABLE 7 Non-interest Expenses and Efficiency Ratio

(millions of Canadian dollars)	2004	2003	2002	2001	2000
Salaries and employee benefits					
Salaries	**$ 2,254**	$ 2,304	$ 2,273	$ 2,225	$ 2,032
Incentive compensation	**1,084**	986	875	1,150	1,048
Pension and other employee benefits	**442**	468	418	333	319
Salaries and employee benefits total	**3,780**	3,758	3,566	3,708	3,399
Occupancy					
Rent	**353**	361	330	323	266
Depreciation	**134**	143	148	149	104
Other	**125**	152	127	120	128
Occupancy total	**612**	656	605	592	498
Equipment					
Rent	**165**	185	170	159	118
Depreciation	**160**	175	164	169	156
Other	**237**	290	327	328	287
Equipment total	**562**	650	661	656	561
General					
Goodwill impairment	**–**	624	–	–	–
Amortization of goodwill	**–**	–	–	198	142
Amortization of intangible assets	**626**	772	998	1,292	1,203
Restructuring costs	**(7)**	92	–	239	475
Marketing and business development	**384**	348	388	410	434
Brokerage related fees	**228**	229	224	229	260
Professional and advisory services	**446**	372	366	322	284
Communications	**207**	208	225	205	202
Capital and business taxes	**141**	133	107	106	82
Postage	**100**	91	96	115	110
Travel and relocation	**62**	58	68	67	65
Other	**866**	373	448	515	412
General total	**3,053**	3,300	2,920	3,698	3,669
Total expenses	**$ 8,007**	$ 8,364	$ 7,752	$ 8,654	$ 8,127
Percentage increase (decrease)	**(4.3)%**	7.9%	(10.4)%	6.5%	78.2%
Efficiency ratio					
Net interest income	**$ 5,943**	$ 5,616	$ 5,300	$ 4,391	$ 3,605
Other income	**4,883**	4,424	4,929	6,447	6,400
Total revenue	**$10,826**	$10,040	$10,229	$10,838	$10,005
Efficiency ratio – reported basis	**74.0%**	83.3%	75.8%	79.8%	81.2%
Efficiency ratio – before amortization of intangibles	**68.2**	75.6	66.0	67.9	69.2

TABLE 8 Taxes

(millions of Canadian dollars)	2004	2003	2002	2001	2000
Income taxes					
Income taxes	**$ 952**	$ 603	$ (81)	$ 646	$ 880
Other taxes					
Payroll taxes	**178**	193	187	174	160
Capital taxes	**133**	125	97	98	76
GST and provincial sales taxes	**146**	150	162	149	92
Municipal and business taxes	**85**	86	93	91	93
Total other taxes	**542**	554	539	512	421
Total taxes	**$1,494**	$1,157	$458	$1,158	$1,301
Effective income tax rate – before amortization of intangibles[1]	**24.8%**	26.7%	–%	25.3%	33.8%
Effective total tax rate – before amortization of intangibles[1]	**34.2**	41.1	42.1	37.7	43.1

[1] Earnings before amortization of intangibles is defined in the "How the Bank reports" section on page 13 of this Annual Report.

The effective income tax rate on the reported basis is set out in Note 14 of the Bank's Consolidated Financial Statements.

TABLE 9 Loans to Small and Mid-sized Business Customers

(millions of Canadian dollars)						
	Loans authorized			Amount outstanding		
Loan amount	**2004**	2003	2002	**2004**	2003	2002
(thousands of Canadian dollars)						
0 – 24	**$ 1,054**	$ 1,056	$ 1,081	**$ 522**	$ 530	$ 555
25 – 49	**768**	745	738	**445**	434	431
50 – 99	**1,308**	1,298	1,280	**727**	745	735
100 – 249	**2,701**	2,682	2,660	**1,608**	1,626	1,623
250 – 499	**2,484**	2,409	2,440	**1,452**	1,421	1,414
500 – 999	**2,537**	2,478	2,571	**1,286**	1,271	1,342
1,000 – 4,999	**6,969**	6,769	6,898	**3,185**	3,112	3,167
Total[1]	**$17,821**	$17,437	$17,668	**$9,225**	$9,139	$9,267

[1] Personal loans used for business purposes are not included in these totals.

TABLE 10 Fees Paid to the Bank's Auditors

(thousands of Canadian dollars)	**2004**	2003	2002
Audit fees[1]	**$10,464**	$ 7,773	$ 6,178
Audit related fees[2]	**5,023**	605	942
Tax fees[3]	**2,866**	3,457	3,205
All other fees[4]	**3,867**	6,368	6,062
Total	**$22,220**	$18,203	$16,387

[1] Audit fees are fees for the professional services in connection with the audit of the Bank's financial statements or other services that are normally provided by the Bank's auditors in connection with statutory and regulatory filings or engagements. In addition to including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards, the Bank's audit fees include fees paid to the Bank's auditors for comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with regulators.

[2] Audit related fees are fees for assurance and related services that are performed by the Bank's auditors. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews (including Sarbanes-Oxley pilot audit), attest services not required by statute or regulation and interpretation of financial accounting and reporting standards.

[3] Tax fees are fees for services performed by the Bank's auditors for tax compliance, tax advice and tax planning except those tax services related to the audit. Tax compliance generally involves preparation of original and amended tax returns and claims for refund. Tax advice includes assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions. Tax planning includes expatriate and domestic tax services and transfer pricing matters.

[4] All other fees primarily include fees for insolvency and viability matters either paid by the Bank or by third parties. In these instances, the Bank's auditors are retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties is $1,574 thousand (2003 – $3,540 thousand; 2002 – $3,013 thousand). Also included in this category are fees for mutual funds audits (including tax and prospectus renewals) and the purchase of software for compliance and regulatory filings.

The Bank's Audit Committee has implemented a policy restricting the services that may be provided by the Bank's auditors and the fees paid to the Bank's auditors. Prior to the engagement of the Bank's auditors, the Audit Committee must pre-approve the provision of the service. In making its determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditors in a position to audit their own work, result in the auditors acting in the role of the Bank's management or place the auditors in an advocacy role on behalf of the Bank. Each quarter, the Bank's CFO makes a presentation to the Audit Committee detailing the non-audit services performed by the Bank's auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

TABLE 11 Loans and Customers' Liability under Acceptances, Net of Allowance for Credit Losses

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	2002
Residential mortgages	**$ 51,374**	$ 52,525	**$ –**	$ –	**$ –**	$ –	**$ 51,374**	$ 52,525	$ 52,784
Consumer instalment and other personal	**46,814**	38,623	**4,294**	4,272	**11**	13	**51,119**	42,908	36,332
Total residential and personal	**98,188**	91,148	**4,294**	4,272	**11**	13	**102,493**	95,433	89,116
Real estate development									
Commercial and industrial	**1,343**	1,491	**–**	–	**–**	–	**1,343**	1,491	1,846
Residential	**1,395**	1,247	**16**	85	**–**	–	**1,411**	1,332	1,228
Retail	**346**	352	**–**	–	**–**	19	**346**	371	418
Real estate services	**251**	300	**–**	4	**–**	–	**251**	304	309
Total real estate	**3,335**	3,390	**16**	89	**–**	19	**3,351**	3,498	3,801
Agriculture	**2,155**	2,428	**–**	–	**–**	–	**2,155**	2,428	2,365
Apparel and textile	**270**	323	**–**	–	**–**	38	**270**	361	400
Automotive	**1,404**	1,644	**52**	91	**–**	3	**1,456**	1,738	1,308
Cable	**543**	417	**145**	363	**77**	298	**765**	1,078	1,654
Chemical	**435**	415	**–**	24	**60**	80	**495**	519	993
Construction	**764**	694	**5**	27	**1**	21	**770**	742	785
Financial	**1,983**	1,960	**772**	264	**1,728**	466	**4,483**	2,690	3,796
Food, beverage and tobacco	**1,233**	1,319	**103**	106	**102**	141	**1,438**	1,566	1,631
Forestry	**427**	563	**68**	209	**18**	27	**513**	799	1,470
Government	**464**	589	**328**	151	**–**	–	**792**	740	496
Health and social services	**1,130**	1,144	**–**	57	**–**	–	**1,130**	1,201	1,176
Media and entertainment	**904**	1,111	**183**	351	**252**	255	**1,339**	1,717	2,832
Metals and mining	**464**	600	**10**	42	**18**	10	**492**	652	1,083
Oil and gas	**863**	941	**152**	451	**–**	278	**1,015**	1,670	2,908
Retail	**1,071**	1,072	**–**	59	**–**	–	**1,071**	1,131	1,201
Sundry manufacturing	**905**	910	**74**	9	**22**	2	**1,001**	921	1,213
Telecommunications	**60**	92	**111**	333	**140**	309	**311**	734	2,494
Transportation	**448**	600	**31**	57	**47**	50	**526**	707	1,164
Utilities	**613**	665	**476**	1,171	**182**	652	**1,271**	2,488	5,165
All other loans	**1,935**	1,487	**207**	247	**152**	156	**2,294**	1,890	3,295
Total business and government	**21,406**	22,364	**2,733**	4,101	**2,799**	2,805	**26,938**	29,270	41,230
Total	**$119,594**	$113,512	**$7,027**	$8,373	**$2,810**	$2,818	**$129,431**	$124,703	$130,346
Percentage change	**5.4%**	1.9%	**(16.1)%**	(37.8)%	**(.3)%**	(48.4)%	**3.8%**	(4.3)%	1.2%

By location of ultimate risk	**2004**	2003	2002	**2004 % mix**	2003 % mix	2002 % mix
Canada						
Atlantic	**$ 3,463**	$ 3,445	$ 3,342	**2.7**	2.8	2.6
Québec	**7,570**	6,822	6,663	**5.9**	5.5	5.1
Ontario	**72,334**	71,914	70,219	**55.9**	57.6	53.9
Prairies	**18,424**	16,667	16,286	**14.2**	13.4	12.5
British Columbia	**17,780**	15,054	15,310	**13.7**	12.1	11.7
Total Canada	**119,571**	113,902	111,820	**92.4**	91.4	85.8
United States	**6,131**	7,731	11,714	**4.7**	6.2	9.0
Other international						
United Kingdom	**904**	434	1,118	**.7**	.3	.8
Europe – other	**962**	854	1,838	**.8**	.7	1.4
Australia and New Zealand	**665**	746	1,328	**.5**	.6	1.0
Japan	**–**	42	138	**–**	–	.1
Asia – other	**894**	488	1,254	**.7**	.4	1.0
Latin America and Caribbean	**303**	503	1,123	**.2**	.4	.9
Middle East and Africa	**1**	3	13	**–**	–	–
Total other international	**3,729**	3,070	6,812	**2.9**	2.4	5.2
Total	**$129,431**	$124,703	$130,346	**100.0**	100.0	100.0
Percentage change over previous year						
Canada	**5.0%**	1.9%	5.4%			
United States	**(20.7)**	(34.0)	(25.7)			
Other international	**21.5**	(54.9)	(2.4)			
Total	**3.8%**	(4.3)%	1.2%			

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 12 Impaired Loans less Allowance for Credit Losses

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	2002
Residential mortgages	**$ 15**	$ 43	**$ –**	$ –	**$ –**	$ –	**$ 15**	$ 43	$ 47
Consumer instalment and other personal	**41**	52	**–**	–	**–**	–	**41**	52	67
Total residential and personal	**56**	95	**–**	–	**–**	–	**56**	95	114
Real estate development									
Commercial and industrial	**4**	9	**–**	–	**–**	–	**4**	9	9
Residential	**1**	2	**–**	–	**–**	–	**1**	2	4
Retail	**–**	–	**–**	–	**–**	–	**–**	–	–
Real estate services	**–**	–	**–**	–	**–**	–	**–**	–	–
Total real estate	**5**	11	**–**	–	**–**	–	**5**	11	13
Agriculture	**46**	73	**–**	–	**–**	–	**46**	73	63
Apparel and textile	**(2)**	(1)	**–**	–	**–**	–	**(2)**	(1)	(4)
Automotive	**13**	20	**–**	1	**–**	6	**13**	27	6
Cable	**–**	–	**–**	146	**17**	22	**17**	168	286
Chemical	**1**	6	**–**	9	**–**	–	**1**	15	2
Construction	**4**	2	**–**	–	**–**	–	**4**	2	8
Financial	**–**	2	**15**	20	**–**	–	**15**	22	29
Food, beverage and tobacco	**(8)**	2	**–**	–	**–**	–	**(8)**	2	(4)
Forestry	**1**	11	**–**	–	**–**	–	**1**	11	23
Health and social services	**1**	2	**–**	–	**–**	–	**1**	2	2
Media and entertainment	**3**	9	**–**	–	**–**	1	**3**	10	31
Metals and mining	**2**	23	**–**	(2)	**–**	–	**2**	21	39
Oil and gas	**3**	–	**–**	–	**–**	–	**3**	–	16
Retail	**1**	2	**–**	–	**–**	–	**1**	2	–
Sundry manufacturing	**9**	1	**–**	–	**–**	–	**9**	1	73
Telecommunications	**–**	2	**–**	41	**–**	20	**–**	63	222
Transportation	**1**	6	**–**	8	**–**	–	**1**	14	168
Utilities	**–**	44	**88**	259	**–**	35	**88**	338	349
All other loans	**3**	5	**12**	3	**–**	–	**15**	8	15
Total business and government	**83**	220	**115**	485	**17**	84	**215**	789	1,337
Total net impaired loans before general allowances and *sectoral allowances*	**$139**	$315	**$115**	$485	**$17**	$84	**$ 271**	$ 884	$1,451
Less: general allowances							**917**	984	1,141
Less: sectoral allowances							**–**	541	1,285
Total net impaired loans							**$(646)**	$(641)	$ (975)
Net impaired loans as a % of common equity							**(5.1)%**	(5.5)%	(8.4)%

By location[1]	**2004**	2003	2002	**2004 % mix**	2003 % mix	2002 % mix
Canada						
Atlantic	**$ 2**	$ 4	$ 5	**.7**	.5	.4
Québec	**3**	9	18	**1.1**	1.0	1.2
Ontario	**91**	223	345	**33.6**	25.2	23.8
Prairies	**36**	62	60	**13.3**	7.0	4.1
British Columbia	**7**	17	21	**2.6**	1.9	1.5
Total Canada	**139**	315	449	**51.3**	35.6	31.0
United States	**115**	485	929	**42.4**	54.9	64.0
Other international	**17**	84	73	**6.3**	9.5	5.0
Total net impaired loans before general and sectoral allowances	**$ 271**	$ 884	$1,451	**100.0**	100.0	100.0
Less: general allowances	**917**	984	1,141			
Less: sectoral allowances	**–**	541	1,285			
Total net impaired loans	**$(646)**	$(641)	$ (975)			
Net impaired loans as a % of net loans[2]	**(.5)%**	(.5)%	(.7)%			

[1] Based on geographic location of unit responsible for recording revenue.

[2] Includes customers' liability under acceptances.

TABLE 13 Impact on Net Interest Income due to Impaired Loans

(millions of Canadian dollars)	**2004**	2003	2002
Reduction in net interest income due to impaired loans	**$49**	$111	$115
Recoveries	**(8)**	(11)	(20)
Net reduction	**$41**	$100	$ 95

TABLE 14 **Provision for Credit Losses**

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	2002
Residential mortgages	**$ 3**	$ 2	**$ –**	$ –	**$ –**	$ –	**$ 3**	$ 2	$ 6
Consumer instalment and other personal	**311**	332	**1**	1	**–**	–	**312**	333	328
Total residential and personal	**314**	334	**1**	1	**–**	–	**315**	335	334
Real estate development									
Commercial and industrial	**–**	7	**–**	–	**–**	–	**–**	7	(1)
Residential	**–**	2	**–**	–	**–**	–	**–**	2	(2)
Retail	**–**	–	**–**	–	**–**	–	**–**	–	–
Real estate services	**–**	–	**–**	–	**–**	–	**–**	–	(1)
Total real estate	**–**	9	**–**	–	**–**	–	**–**	9	(4)
Agriculture	**(5)**	27	**–**	–	**–**	–	**(5)**	27	40
Apparel and textile	**1**	1	**–**	11	**–**	–	**1**	12	4
Automotive	**7**	8	**–**	–	**(4)**	8	**3**	16	3
Cable	**–**	–	**(30)**	(2)	**2**	97	**(28)**	95	125
Chemical	**(2)**	6	**7**	4	**–**	–	**5**	10	1
Construction	**3**	(2)	**–**	(6)	**–**	1	**3**	(7)	36
Financial	**–**	2	**–**	–	**(11)**	–	**(11)**	2	48
Food, beverage and tobacco	**2**	2	**–**	–	**–**	–	**2**	2	3
Forestry	**–**	4	**–**	–	**–**	–	**–**	4	39
Health and social services	**1**	2	**–**	(1)	**–**	–	**1**	1	1
Media and entertainment	**2**	14	**–**	23	**–**	9	**2**	46	59
Metals and mining	**3**	19	**(2)**	4	**–**	–	**1**	23	17
Oil and gas	**3**	1	**–**	–	**–**	–	**3**	1	16
Retail	**2**	2	**–**	–	**–**	–	**2**	2	(3)
Sundry manufacturing	**3**	11	**–**	(5)	**–**	–	**3**	6	24
Telecommunications	**7**	–	**(20)**	26	**2**	11	**(11)**	37	608
Transportation	**(1)**	48	**–**	–	**–**	–	**(1)**	48	5
Utilities	**–**	13	**78**	221	**(25)**	94	**53**	328	295
All other loans	**(1)**	3	**5**	–	**–**	–	**4**	3	9
Total business and government	**25**	170	**38**	275	**(36)**	220	**27**	665	1,326
Total before general provision and sectoral provision	**$339**	$504	**$39**	$276	**$(36)**	$220	**$ 342**	$1,000	$1,660
General provision (reversal)							**(67)**	(157)	–
Sectoral provision (reversal) (including transfer to specifics)							**(661)**	(657)	1,265
Total							**$(386)**	$ 186	$2,925

By location[1]	**2004**	2003	2002	**2004 % mix**	2003 % mix	2002 % mix
Canada						
Atlantic	**$ 11**	$ 10	$ 11	**(2.8)**	5.4	.4
Québec	**15**	16	18	**(3.9)**	8.6	.6
Ontario	**238**	372	348	**(61.6)**	200.0	11.9
Prairies	**38**	73	57	**(9.8)**	39.2	2.0
British Columbia	**37**	33	83	**(9.7)**	17.7	2.8
Total Canada	**339**	504	517	**(87.8)**	270.9	17.7
United States	**39**	276	1,006	**(10.1)**	148.4	34.4
Other international						
United Kingdom	**(43)**	206	132	**11.1**	110.8	4.5
Australia	**9**	8	2	**(2.3)**	4.3	.1
Asia	**(2)**	6	3	**.5**	3.2	.1
Total other international	**(36)**	220	137	**9.3**	118.3	4.7
General provision	**(67)**	(157)	–	**17.4**	(84.4)	–
Sectoral provision (net of transfer to specifics)	**(661)**	(657)	1,265	**171.2**	(353.2)	43.2
Total	**$(386)**	$186	$2,925	**100.0**	100.0	100.0

Provision for credit losses as a % of net average loans[2]			
Canada			
Residential mortgages	**.01%**	–%	.01%
Personal	**.73**	.94	1.09
Business and other	**.12**	.74	.71
Total Canada	**.29**	.45	.48
United States	**.50**	2.43	6.37
Other international	**(1.30)**	5.16	2.30
General provision	**(.05)**	(.12)	–
Sectoral provision	**(.52)**	.52	.97
Total	**(.30)%**	.15%	2.24%

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances.

TABLE 15 Current Replacement Cost of Derivatives

(millions of Canadian dollars)									
	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	2002
Financial	**$13,693**	$11,976	**$132**	$295	**$14,606**	$13,619	**$28,431**	$25,890	$23,381
Government	**2,094**	1,496	**–**	–	**263**	192	**2,357**	1,688	1,050
Other	**1,585**	1,128	**183**	188	**1,302**	807	**3,070**	2,123	2,374
Current replacement cost	**$17,372**	$14,600	**$315**	$483	**$16,171**	$14,618	**$33,858**	$29,701	$26,805
Less impact of master netting agreements and collateral							**21,849**	20,149	18,176
							$12,009	$ 9,552	$ 8,629

By location of ultimate risk (after impact of master netting agreements and collateral)	2004	2003	2004 % mix	2003 % mix
Canada	**$5,015**	$3,309	**41.8**	34.6
United States	**1,873**	1,842	**15.6**	19.3
Other international				
United Kingdom	**703**	798	**5.9**	8.3
Europe – other	**2,982**	2,016	**24.8**	21.1
Australia and New Zealand	**1,012**	925	**8.4**	9.7
Japan	**106**	48	**.9**	.5
Asia – other	**56**	74	**.5**	.8
Latin America and Caribbean	**76**	72	**.6**	.8
Middle East and Africa	**186**	468	**1.5**	4.9
Total other international	**5,121**	4,401	**42.6**	46.1
Total current replacement cost	**$12,009**	$9,552	**100.0**	100.0

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 16 Assets under Administration and Assets under Management

(millions of Canadian dollars)	2004	2003	2002
Assets under administration			
Personal and Commercial Banking			
Retail custody and other	**$ 15,625**	$ 17,572	$ 15,235
Loans securitized	**20,213**	18,675	15,136
Total Personal and Commercial Banking	**35,838**	36,247	30,371
Wealth Management			
TD Waterhouse retail brokerage – Canada	**63,558**	55,183	46,509
– United States and other international	**167,798**	159,412	141,400
	231,356	214,595	187,909
Other Wealth Management	**47,834**	44,587	38,526
Total Wealth Management	**279,190**	259,182	226,435
Total assets under administration	**$315,028**	$295,429	$256,806
Assets under management			
Wealth Management	**$124,147**	$113,406	$111,920

TABLE 17 Contractual Obligations by Remaining Maturity

2004 (millions of Canadian dollars)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Subordinated notes and debentures	$ 5	$ 3	$ 663	$4,973	$5,644
Operating lease commitments	299	468	346	455	1,568
Capital trust securities	–	–	–	1,250	1,250
Network service agreements	184	356	323	226	1,089
	$488	$827	$1,332	$6,904	$9,551

TABLE 18 Capital Stock and Dividends Per Share

	2004		2003	
	Capital Stock (thousands of shares)	**Dividends Per Share (Canadian dollars)**	Capital Stock (thousands of shares)	Dividends Per Share (Canadian dollars)
Preferred shares issued by the Bank				
Class A – Series G	**–**	**$ –**	–	US$ .68
Class A – Series H	**–**	**.90**	9,000	1.78
Class A – Series I	**16**	**.04**	16	.04
Class A – Series J	**16,384**	**1.28**	16,384	1.28
Class A – Series K	**–**	**–**	–	.47
Class A – Series L	**–**	**–**	–	US$ .41
Class A – Series M	**14,000**	**1.18**	14,000	.86
Class A – Series N	**8,000**	**1.15**	8,000	.58
Preferred shares issued by TD Mortgage Investment Corporation: Series A	**350**	**64.60**	350	64.60
Common shares – outstanding	**655,902**	**1.36**	656,261	1.16

TABLE 19 Quarterly Results

Quarterly Results – Reported Basis

				2004				2003
(millions of Canadian dollars)	**October 31**	**July 31**	**April 30**	**January 31**	October 31	July 31	April 30	January 31
Net interest income	**$ 1,475**	**$1,494**	**$1,485**	**$1,489**	$1,379	$1,402	$1,445	$1,390
Other income	**1,118**	**1,181**	**1,284**	**1,300**	1,094	1,193	968	1,169
Total revenue	**2,593**	**2,675**	**2,769**	**2,789**	2,473	2,595	2,413	2,559
Net income (loss) applicable to common shares	**$ 595**	**$ 565**	**$ 490**	**$ 582**	$ 480	$ 480	$ (295)	$ 324
(Canadian dollars)								
Basic net income (loss) per common share	**$ .91**	**$ .87**	**$ .74**	**$ .89**	$ .74	$ .74	$ (.46)	$ .50
Diluted net income (loss) per common share	**.90**	**.86**	**.74**	**.88**	.73	.73	(.46)	.50

Quarterly Results – Before Amortization of Intangibles

				2004				2003
(millions of Canadian dollars)	**October 31**	**July 31**	**April 30**	**January 31**	October 31	July 31	April 30	January 31
Net interest income	**$ 1,475**	**$1,494**	**$1,485**	**$1,489**	$1,379	$1,402	$1,445	$1,390
Other income	**1,118**	**1,181**	**1,284**	**1,300**	1,094	1,193	968	1,169
Total revenue	**2,593**	**2,675**	**2,769**	**2,789**	2,473	2,595	2,413	2,559
Net income (loss) applicable to common shares	**$ 687**	**$ 664**	**$ 597**	**$ 761**	$ 592	$ 599	$ (168)	$ 457
(Canadian dollars)								
Basic net income (loss) per common share	**$ 1.05**	**$ 1.02**	**$ .91**	**$ 1.16**	$ .91	$ .92	$ (.26)	$ .71
Diluted net income (loss) per common share	**1.04**	**1.01**	**.90**	**1.15**	.90	.91	(.26)	.70

CONSOLIDATED FINANCIAL STATEMENTS

61 *Financial Reporting Responsibility*

61 *Auditors' Report to the Shareholders*

62 *Consolidated Balance Sheet*

63 *Consolidated Statement of Operations*

64 *Consolidated Statement of Changes in Shareholders' Equity*

65 *Consolidated Statement of Cash Flows*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

66 *Note 1 Summary of Significant Accounting Policies*

70 *Note 2 Securities*

71 *Note 3 Loans, Impaired Loans and Allowance for Credit Losses*

72 *Note 4 Loan Securitizations*

73 *Note 5 Goodwill and Intangible Assets*

74 *Note 6 Land, Buildings and Equipment*

74 *Note 7 Deposits*

75 *Note 8 Other Assets and Other Liabilities*

75 *Note 9 Subordinated Notes and Debentures*

76 *Note 10 Non-controlling Interest in Subsidiaries*

77 *Note 11 Capital Stock*

79 *Note 12 Stock-based Compensation*

80 *Note 13 Employee Future Benefits*

83 *Note 14 Provision for (Benefit of) Income Taxes*

85 *Note 15 Fair Value of Financial Instruments*

86 *Note 16 Interest Rate Risk*

87 *Note 17 Derivative Financial Instruments*

91 *Note 18 Contingent Liabilities, Commitments and Guarantees*

93 *Note 19 Concentration of Credit Risk*

93 *Note 20 Segmented Information*

95 *Note 21 Acquisitions and Dispositions*

96 *Note 22 Restructuring Costs*

96 *Note 23 Earnings (Loss) per Common Share*

97 *Note 24 Reconciliation of Canadian and United States Generally Accepted Accounting Principles*

100 *Note 25 Related Party Transactions*

100 *Note 26 Future Accounting Changes*

101 PRINCIPAL SUBSIDIARIES

Financial Reporting Responsibility

The Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report have been prepared by management, which is responsible for their integrity, consistency, objectivity and reliability. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and the related regulations have been applied and management has exercised its judgement and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

The Bank's Board of Directors, acting through the Audit Committee which is comprised of directors who are not officers or employees of the Bank, oversees management's responsibilities for the financial reporting and internal control systems.

The Bank's Chief Internal Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits in coordination with the Bank's shareholders' auditors. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as he may deem necessary to satisfy himself that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.

Ernst & Young LLP and PricewaterhouseCoopers LLP, the shareholders' auditors, have audited our Consolidated Financial Statements. They have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark
President and
Chief Executive Officer

Daniel A. Marinangeli
Executive Vice President and
Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the Consolidated Balance Sheets of The Toronto-Dominion Bank as at October 31, 2004 and 2003 and the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for each of the years in the three year period ended October 31, 2004. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
November 24, 2004

CONSOLIDATED BALANCE SHEET

As at October 31

(millions of Canadian dollars)	2004	2003
ASSETS		
Cash and non-interest-bearing deposits with other banks	**$ 1,404**	$ 1,468
Interest-bearing deposits with other banks	**7,634**	6,251
	9,038	7,719
Securities (Note 2)		
Investment	**31,387**	24,775
Trading	**66,893**	54,890
	98,280	79,665
Securities purchased under resale agreements	**21,888**	17,475
Loans (Note 3)		
Residential mortgages	**51,420**	52,566
Consumer instalment and other personal	**48,857**	41,065
Credit card	**2,566**	2,120
Business and government	**22,264**	24,319
	125,107	120,070
Allowance for credit losses	**(1,183)**	(2,012)
Loans (*net of allowance for credit losses*)	**123,924**	118,058
Other		
Customers' liability under acceptances	**5,507**	6,645
Trading derivatives' market revaluation **(Note 17)**	**33,697**	28,451
Goodwill **(Note 5)**	**2,225**	2,263
Intangible assets **(Note 5)**	**2,144**	2,737
Land, buildings and equipment **(Note 6)**	**1,330**	1,417
Other assets **(Note 8)**	**12,994**	9,102
	57,897	50,615
Total assets	**$311,027**	$273,532
LIABILITIES		
Deposits (Note 7)		
Personal	**$111,360**	$105,996
Banks	**11,459**	11,958
Business and government	**84,074**	64,926
	206,893	182,880
Other		
Acceptances	**5,507**	6,645
Obligations related to securities sold short	**17,671**	15,346
Obligations related to securities sold under repurchase agreements	**9,846**	7,845
Trading derivatives' market revaluation **(Note 17)**	**33,873**	28,000
Other liabilities **(Note 8)**	**16,365**	12,568
	83,262	70,404
Subordinated notes and debentures (Note 9)	**5,644**	5,887
Non-controlling interest in subsidiaries (Note 10)	**1,250**	1,250
Contingent liabilities, commitments and guarantees **(Note 18)**		
SHAREHOLDERS' EQUITY		
Capital stock **(Note 11)**		
Preferred	**1,310**	1,535
Common (millions of shares issued and outstanding 655.9 in 2004 and 656.3 in 2003)	**3,373**	3,179
Contributed surplus	**20**	9
Foreign currency translation adjustments	**(265)**	(130)
Retained earnings	**9,540**	8,518
	13,978	13,111
Total liabilities and shareholders' equity	**$311,027**	$273,532

See Notes to Consolidated Financial Statements

W. Edmund Clark
President and
Chief Executive Officer

Hugh J. Bolton
Chair, Audit Committee

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended October 31

(millions of Canadian dollars)	**2004**	2003	2002
Interest income			
Loans	**$ 6,958**	$ 7,542	$ 7,796
Securities			
Dividends	**859**	721	595
Interest	**2,798**	2,727	3,083
Deposits with banks	**517**	212	132
	11,132	11,202	11,606
Interest expense			
Deposits	**3,853**	4,202	4,754
Subordinated notes and debentures	**312**	259	201
Other obligations	**1,024**	1,125	1,351
	5,189	5,586	6,306
Net interest income	**5,943**	5,616	5,300
Provision for (reversal of) credit losses (Note 3)	**(386)**	186	2,925
Net interest income after provision for (reversal of) credit losses	**6,329**	5,430	2,375
Other income			
Investment and securities services	**2,296**	2,132	2,085
Credit fees	**343**	415	415
Net investment securities gains **(Note 2)**	**192**	23	26
Trading income (loss)	**(153)**	104	529
Service charges	**673**	641	596
Loan securitizations **(Note 4)**	**390**	250	218
Card services	**172**	252	249
Insurance, net of claims	**593**	420	375
Trust fees	**78**	70	76
Gain on sale of mutual fund record keeping and custody business **(Note 21)**	**–**	–	40
Write down of investment in joint ventures	**–**	(39)	–
Other	**299**	156	320
	4,883	4,424	4,929
Net interest and other income	**11,212**	9,854	7,304
Non-interest expenses			
Salaries and employee benefits **(Note 13)**	**3,780**	3,758	3,566
Occupancy including depreciation	**612**	656	605
Equipment including depreciation	**562**	650	661
Goodwill impairment **(Note 5)**	**–**	624	–
Amortization of intangible assets **(Note 5)**	**626**	772	998
Restructuring costs (reversal) **(Note 22)**	**(7)**	92	–
Marketing and business development	**384**	348	388
Brokerage related fees	**228**	229	224
Professional and advisory services	**446**	372	366
Communications	**207**	208	225
Other **(Note 18 (c))**	**1,169**	655	719
	8,007	8,364	7,752
Income (loss) before provision for (benefit of) income taxes	**3,205**	1,490	(448)
Provision for (benefit of) income taxes (Note 14)	**803**	322	(445)
Income (loss) before non-controlling interest in subsidiaries	**2,402**	1,168	(3)
Non-controlling interest in net income of subsidiaries	**92**	92	64
Net income (loss)	**2,310**	1,076	(67)
Preferred dividends (Note 11)	**78**	87	93
Net income (loss) applicable to common shares	**$ 2,232**	$ 989	$ (160)
Average number of common shares outstanding (millions) **(Note 23)**			
– basic	**654.5**	649.8	641.0
– diluted	**659.4**	653.9	646.9
Earnings (loss) per common share **(Note 23)**			
– basic	**$ 3.41**	$ 1.52	$ (.25)
– diluted	**3.39**	1.51	(.25)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended October 31

(millions of Canadian dollars)	2004	2003	2002
Preferred shares (Note 11)			
Balance at beginning of year	**$ 1,535**	$ 1,485	$ 1,492
Proceeds from share issues	**–**	550	–
Translation adjustment on shares issued in a foreign currency	**–**	(23)	(7)
Share redemptions	**(225)**	(477)	–
Balance at end of year	**1,310**	1,535	1,485
Common shares (Note 11)			
Balance at beginning of year	**3,179**	2,846	2,259
Proceeds from shares issued for cash	**–**	–	400
Proceeds from shares issued on exercise of options	**99**	47	13
Proceeds from shares issued as a result of dividend reinvestment plan	**174**	286	174
Impact of shares (acquired) sold in Wholesale Banking **(Note 1)**	**(41)**	–	–
Repurchase of common shares	**(38)**	–	–
Balance at end of year	**3,373**	3,179	2,846
Contributed surplus			
Balance at beginning of year	**9**	–	–
Stock option expense **(Note 12)**	**11**	9	–
Balance at end of year	**20**	9	–
Foreign currency translation adjustments			
Balance at beginning of year	**(130)**	418	450
Foreign exchange gains (losses) from investments in subsidiaries and other items	**(739)**	(1,595)	(112)
Foreign exchange gains (losses) from hedging activities	**1,004**	1,528	145
(Provision for) benefit of income taxes **(Note 14)**	**(400)**	(481)	(65)
Balance at end of year	**(265)**	(130)	418
Retained earnings			
Balance at beginning of year	**8,518**	8,292	9,203
Net income (loss)	**2,310**	1,076	(67)
Preferred dividends	**(78)**	(87)	(93)
Common dividends	**(890)**	(754)	(718)
Stock options settled in cash, net of income taxes	**–**	–	(25)
Termination of equity based compensation plan	**(24)**	–	–
Premium paid on repurchase of common shares **(Note 11)**	**(312)**	–	–
Other	**16**	(9)	(8)
Balance at end of year	**9,540**	8,518	8,292
Total common equity	**12,668**	11,576	11,556
Total shareholders' equity	**$13,978**	$13,111	$13,041

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended October 31

(millions of Canadian dollars)	2004	2003	2002
Cash flows from (used in) operating activities			
Net income (loss)	**$ 2,310**	$ 1,076	$ (67)
Adjustments to determine net cash from (used in) operating activities			
Provision for (reversal of) credit losses	**(386)**	186	2,925
Gain on sale of mutual fund record keeping and custody business	**–**	–	(40)
Depreciation **(Note 6)**	**294**	318	312
Goodwill impairment	**–**	624	–
Amortization of intangible assets	**626**	772	998
Restructuring costs (reversal)	**(7)**	98	–
Stock option expense	**11**	9	–
Write down of investment in joint ventures	**–**	39	–
Net investment securities gains	**(192)**	(23)	(26)
Changes in operating assets and liabilities			
Future income taxes **(Note 14)**	**128**	(74)	(1,017)
Current income taxes payable	**(440)**	669	249
Interest receivable and payable **(Note 8)**	**(141)**	145	(422)
Trading securities	**(12,003)**	(1,495)	12,789
Unrealized gains and amounts receivable on derivatives contracts	**(5,246)**	(2,712)	(4,304)
Unrealized losses and amounts payable on derivatives contracts	**5,873**	2,046	4,184
Other	**243**	3,475	(1,628)
Net cash from (used in) operating activities	**(8,930)**	5,153	13,953
Cash flows from (used in) financing activities			
Deposits	**24,013**	(6,310)	(4,724)
Securities sold under repurchase agreements	**2,001**	(810)	(5,982)
Securities sold short	**2,325**	(1,712)	(4,378)
Issuance of subordinated notes and debentures	**3**	1,904	557
Repayment of subordinated notes and debentures	**(158)**	(218)	(1,085)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	**(26)**	–	–
Translation adjustment on subordinated notes and debentures issued in a foreign currency	**(62)**	(142)	(21)
Common shares issued for cash, net of expenses	**–**	–	392
Common shares issued on exercise of options	**99**	47	13
Common shares issued as a result of dividend reinvestment plan	**174**	286	174
Common stock options settled in cash, net of income taxes	**–**	–	(25)
Common shares (acquired) sold in Wholesale Banking	**(41)**	–	–
Repurchase of common shares	**(350)**	–	–
Issuance of preferred shares	**–**	550	–
Redemption of preferred shares	**(225)**	(477)	–
Dividends paid on – preferred shares	**(78)**	(87)	(93)
– common shares	**(890)**	(754)	(718)
Proceeds on issuance of subsidiary shares	**–**	–	350
Other	**–**	(23)	(7)
Net cash from (used in) financing activities	**26,785**	(7,746)	(15,547)
Cash flows from (used in) investing activities			
Interest-bearing deposits with other banks	**(1,383)**	(1,615)	(652)
Activity in investment securities			
Purchases	**(30,877)**	(25,199)	(16,620)
Proceeds from maturities	**4,688**	9,110	7,024
Proceeds from sales	**19,769**	20,139	11,830
Activity from lending activities			
Origination and acquisitions	**(77,827)**	(143,064)	(80,769)
Proceeds from maturities	**63,457**	138,126	72,514
Proceeds from sales	**3,326**	1,694	1,859
Proceeds from loan securitizations	**5,564**	7,627	517
Land, buildings and equipment	**(207)**	(101)	(114)
Securities purchased under resale agreements	**(4,413)**	(4,415)	7,145
Acquisitions and dispositions less cash and cash equivalents acquired **(Note 21)**	**–**	–	(1,194)
Net cash from (used in) investing activities	**(17,903)**	2,302	1,540
Effect of exchange rate changes on cash and cash equivalents	**(16)**	(143)	(5)
Net changes in cash and cash equivalents	**(64)**	(434)	(59)
Cash and cash equivalents at beginning of year	**1,468**	1,902	1,961
Cash and cash equivalents at end of year represented by cash and non-interest-bearing deposits with other banks	**$ 1,404**	$ 1,468	$ 1,902
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 5,298**	$ 5,861	$ 6,962
Amount of income taxes paid during the year	**1,509**	306	565
Dividends per common share	**$ 1.36**	$ 1.16	$ 1.12

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies

Bank Act

The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles.

Note 24 to the Consolidated Financial Statements describes and reconciles the significant differences between Canadian and United States generally accepted accounting principles.

The significant accounting policies and practices followed by the Bank are:

(a) Generally Accepted Accounting Principles

As of November 1, 2003, the Bank prospectively adopted a new Canadian Institute of Chartered Accountants (CICA) accounting standard on generally accepted accounting principles. The new accounting standard establishes standards for financial reporting and describes what constitutes Canadian generally accepted accounting principles and its sources. The standard also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The new accounting standard resulted in shares of the Bank held as economic hedges in the Bank's trading portfolio being reclassified from trading assets to a deduction from common and preferred equity. For the year ended October 31, 2004, the Bank deducted $41 million from equity related to shares of the Bank held in Wholesale Banking. The effect of this change is not material to the Consolidated Statement of Operations.

(b) Basis of Consolidation

The Consolidated Financial Statements include the assets and liabilities, and results of operations of subsidiaries after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities effectively controlled by the Bank. The Bank uses the purchase method to account for all business acquisitions.

When the Bank effectively controls a subsidiary but does not own all of the common and preferred shares, the non-controlling interest in the net book value of the subsidiary is disclosed in the Consolidated Balance Sheet separately from the Bank's shareholders' equity. The non-controlling interest in the subsidiary's net income is disclosed as a separate line item in the Consolidated Statement of Operations.

Entities over which the Bank has significant influence are reported in investment securities in the Consolidated Balance Sheet and are accounted for using the equity method of accounting. The Bank's share of earnings of such entities is reported in interest income in the Consolidated Statement of Operations.

(c) Use of Estimates in the Preparation of Financial Statements

The preparation of the Consolidated Financial Statements of the Bank requires management to make estimates and assumptions based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates. The accounting for loan losses, fair value of financial instruments held in trading portfolios, income taxes, valuation of investment securities, securitizations, valuation of goodwill and intangible assets, pensions and post-retirement benefits and contingent liabilities are areas where management makes such estimates and assumptions.

(d) Translation of Foreign Currencies

Foreign currency assets and liabilities are translated into Canadian dollars at prevailing year end rates of exchange. Foreign currency income and expenses are translated into Canadian dollars at the average exchange rates prevailing throughout the year.

Unrealized translation gains and losses related to the Bank's investment positions in certain foreign operations, net of any offsetting gains or losses arising from hedges of these positions and applicable income taxes, are included in shareholders' equity. All other unrealized translation gains and losses and all realized gains and losses are included in other income in the Consolidated Statement of Operations.

(e) Cash and Cash Equivalents

Cash and cash equivalents are represented by cash and non-interest-bearing deposits with other banks. Some of the Bank's foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $320 million as at October 31, 2004 (2003 – $309 million).

(f) Securities Purchased Under Resale and Sold Under Repurchase Agreements

Securities purchased under resale agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under resale and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

(g) Securities

Investment securities, excluding loan substitutes, are securities where the Bank's original intention is to hold to maturity or until market conditions render alternative investments more attractive, and which are generally available for sale. Investment securities include investments in the merchant banking portfolio that are not publicly traded. Investment securities are carried at cost or amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Gains and losses realized on disposal are determined on the average cost basis. Such gains, losses and write downs are included in other income.

Trading securities, including trading securities sold short included in liabilities, are carried at market value. Gains and losses on disposal and adjustments to market are reported in other income.

Interest income earned, amortization of premiums and discounts on debt securities and dividends received are included in interest income.

Loan substitutes are securities which have been structured as after-tax instruments rather than conventional loans in order to provide the issuers with a borrowing rate advantage and are identical in risk and security to bank loans of comparable term. Loan substitutes are carried at cost less any allowance for anticipated credit losses as described in (i).

(h) Loans
Loans are stated net of unearned income and an allowance for credit losses.

Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. Interest on impaired loans subsequently received is recorded as income only when management has reasonable assurance as to the timely collection of the full amount of the principal and interest.

An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, a credit card loan, or a loan that is guaranteed or insured by Canada, the provinces or an agency controlled by these governments.

Deposits with banks are considered impaired when a payment is contractually past due 21 days. Credit card loans with payments 180 days in arrears are considered impaired and are entirely written off.

Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income unless the yield on any loans retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

(i) Allowance for Credit Losses

An allowance is maintained which is considered adequate to absorb all credit-related losses in a portfolio of items which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included in the Consolidated Balance Sheet are deposits with banks, loans, mortgages, loan substitutes, securities purchased under resale agreements, acceptances and derivative financial instruments. Items not included in the Consolidated Balance Sheet and referred to as off-balance sheet items include guarantees and letters of credit. The allowance is deducted from the applicable asset in the Consolidated Balance Sheet except for acceptances and off-balance sheet items. The allowance for acceptances and for off-balance sheet items is included in other liabilities.

The allowance consists of specific, general and sectoral allowances.

Specific allowances include the accumulated provisions for losses on particular assets required to reduce the book values to estimated realizable amounts in the ordinary course of business. Specific provisions are established on an individual facility basis to recognize credit losses on large and medium-sized business and government loans. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. Alternatively, for personal and small business loans, excluding credit cards, specific provisions are calculated using a formula method taking into account recent loss experience. No specific provisions for credit cards are recorded and balances are written off when payments are 180 days in arrears.

General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and expected exposure at default.

When an industry sector or geographic region experiences specific adverse events or changes in economic conditions, an additional allowance is established even though the individual loans comprising the group are still performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowances noted above. The amount of the allowance is reviewed and computed using expected loss methodologies that incorporate probability of default, loss given default and expected loss on sale.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses, which is the amount that is charged to the Consolidated Statement of Operations, is that required to bring the total allowances (specific, general and sectoral) to a level which management considers adequate to absorb probable credit-related losses.

(j) Loan Securitizations

When loan receivables are sold in a securitization to a special purpose entity under terms that transfer control to third parties, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. As part of the securitization, certain financial assets are retained and may consist of one or more subordinated tranches, servicing rights, and in some cases a cash reserve account. The retained interests are classified as investment securities and are carried at cost or amortized cost. A gain or loss on sale of the loan receivables is recognized immediately in other income and before the effects of hedges on the assets sold for term loans. The amount of the gain or loss recognized depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests and the Bank generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves, and discount rates commensurate with the risks involved.

Subsequent to the securitization, any retained interests that cannot be contractually settled in such a way that the Bank can recover substantially all of its recorded investment are adjusted to fair value. The current fair value of retained interests is determined using the present value of future expected cash flows as discussed above.

(k) Acceptances

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

(l) Derivative Financial Instruments

Derivative financial instruments are financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

Derivatives used for risk management purposes are referred to by the Bank as non-trading derivatives. Non-trading derivatives are generally recorded off-balance sheet as hedges with the realized and unrealized gains and losses resulting from these contracts recognized in income on a basis consistent with the hedged on-balance sheet financial asset or liability or the hedged off-balance sheet anticipated transaction. Premiums on purchased options are deferred at inception and amortized into other income over the contract life. For non-trading derivatives to receive hedge accounting treatment, the hedging relationship must be documented at inception and the non-trading derivative and the hedged exposure must be highly and inversely correlated such that changes in the value of the non-trading derivative will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If these criteria are not met, the non-trading derivative contract is carried at fair value with resulting gains and losses recorded in income.

A hedging relationship is terminated if the hedging relationship ceases to be highly effective; if the underlying asset or liability is liquidated or terminated or it is no longer probable that the anticipated transaction will occur and the derivative is still outstanding; or if the hedging instrument is no longer designated as a hedging instrument. When this occurs, the realized or unrealized gain or loss associated with the affected non-trading derivative is deferred and recognized as the hedged exposure affects the Bank's income.

The Bank enters into trading derivative contracts to meet the needs of its customers and to take trading positions. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income. Fair value is determined using the midpoint between quoted market prices whenever possible. The market value of over the counter trading derivatives is estimated using well established models but is recorded net of valuation adjustments which recognize the need to cover market, liquidity, model and credit risks not appropriately captured by the models. Where necessary model inputs are not observable in the market, any inception gains and losses associated with these contracts are deferred and recognized over the life of the contract as the input becomes observable.

Hedging relationships

As of November 1, 2003, the Bank prospectively adopted the CICA accounting guideline on hedging relationships. This guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives. The guideline provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting, and the discontinuance of hedge accounting.

The Bank's non-trading derivatives that have been designated in a hedging relationship have been considered effective under the guideline. However, ineffective hedging relationships and hedges not designated in a hedging relationship have been carried at fair value and will result in earnings volatility. The earnings impact of derivatives not qualifying for hedge accounting was a $50 million after-tax loss for fiscal 2004.

As a result of implementing the guideline, the Bank's credit default swap portfolio with a November 1, 2003 notional value of $4 billion no longer qualifies for hedge accounting and has been carried at fair value. The resulting transitional loss of $32 million has been deferred and will be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the original hedged item.

Also, as of November 1, 2003, the Bank changed its accounting policy for interest rate commitments on mortgages to account for them at fair value. The corresponding hedges of the interest rate commitments are also carried at fair value. The upfront commitment cost, net of payoffs, is deferred and amortized over the life of the underlying mortgage. The Bank does not expect any earnings volatility to result from this change in accounting policy.

Equity-linked deposit contracts

As of November 1, 2003, the Bank prospectively adopted a new CICA accounting guideline on equity-linked deposit contracts. The guideline pertains to certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. As a result of the guideline, the Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. A transition adjustment of $103 million was completely offset by the recognition of the fair value of derivatives used to hedge the derivative embedded in the equity-linked deposit contract. The Bank does not expect any future earnings volatility to result from this change in accounting policy, as the embedded derivatives are effectively hedged.

(m) Goodwill and Intangible Assets
Goodwill represents the difference between the acquisition cost of an investment and the fair value of the net tangible and intangible assets acquired. Intangible assets are allocated before indefinite and finite life intangible assets. Goodwill is not amortized but is subject to impairment tests, on at least an annual basis. Goodwill is allocated to reporting units. Reporting units are either the operating business segment or the business unit below (a component). A component of an operating segment is a reporting unit when the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit when the components have similar economic characteristics. An operating segment is deemed to be a reporting unit when all of its components are similar, when none of its components is a reporting unit, or when it is comprised of only a single component. Any goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit. Any impairment in goodwill is charged to income in the period in which the impairment is identified.

Intangible assets with a finite life are amortized over their estimated useful life. As of November 1, 2003, the Bank prospectively adopted the CICA accounting standard on impairment of long-lived assets which includes intangibles with a finite life. The new standard requires that impairment in long-lived assets be tested whenever the circumstances indicate that the carrying value may not be recoverable and measured as the amount by which the asset's carrying value exceeds fair value. There was no impairment of the Bank's finite life intangible assets under the new standard. Any impairment of intangible assets would be charged to income in the period in which the impairment is determined. The Bank's finite life intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition. Other significant finite life intangible assets include term deposit, loan and mutual fund intangibles resulting from acquisitions. The majority of these finite life intangible assets are amortized to income on a double declining basis over eight years, based on their estimated useful lives.

(n) Land, Buildings and Equipment

Land is reported at cost. Buildings, equipment and leasehold improvements are reported at cost less accumulated depreciation. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. Gains and losses on disposal are included in other income in the Consolidated Statement of Operations. When land, building and equipment are no longer in use or considered impaired they are written down to their net recoverable amount. Depreciation methods and rates by asset category are as follows:

Asset	Rate and depreciation method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	maximum 3 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	estimated useful life, straight-line

As noted above, as of November 1, 2003, the Bank prospectively adopted the CICA accounting standard on impairment of long-lived assets which also includes land, buildings and equipment. There was no impairment of the Bank's land, buildings and equipment as a result of the new standard.

(o) Stock-based Compensation Plans

The Bank operates various stock-based compensation plans. One of these plans is a stock option plan for eligible employees of the Bank. Under this plan, options are periodically awarded to participants to purchase common shares at prices equal to the closing market price of the shares on the date prior to the date the options were issued, subject to vesting provisions. For stock options issued up to October 31, 2002, no expenses have been recorded when the stock options were issued. The consideration paid by option holders on the exercise of the options is credited to capital stock. Until October 5, 2002, option holders could elect to receive cash for the options equal to the excess of the current market price of the shares over the option exercise price. Effective October 6, 2002, new grants of options and all outstanding options can only be settled for shares. Cash payments to option holders who elected to receive cash were charged to retained earnings on a net of tax basis. As of November 1, 2002, the Bank adopted the accounting standard on stock-based compensation and has elected to adopt on a prospective basis the fair value method of accounting for all stock option awards. Under this method the Bank recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for stock options awarded and outstanding prior to November 1, 2002.

The Bank also operates a share purchase plan available to employees. Under the plan, the Bank matches 50% of employees' permitted contributions toward the purchase of Bank common shares, subject to vesting provisions. The Bank's annual contributions are recorded in salaries and employee benefits.

In addition, the Bank operates restricted share unit plans which are offered to certain employees of the Bank. Under these plans participants are granted restricted share units equivalent to the Bank's common stock that generally vest over three to four years. A liability is accrued by the Bank related to the restricted share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Operations over the vesting period. At the maturity date, the participant receives cash representing the value of the restricted share units. The Bank also offers deferred share unit plans to eligible executives. Under these plans a portion of the participant's annual incentive award may be deferred as share units equivalent to the Bank's common stock. The deferred share units are redeemable when the participant ceases to be an employee of the Bank and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants. Compensation expense for these plans are recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Operations.

(p) Employee Future Benefits

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the length of service and final five year average salaries of the employees. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank's assets and contributions.

The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absences and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Some retirees may be required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.

For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefits. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of investment returns on the plan's assets, compensation increases, retirement ages of employees and estimated health care costs. The discount rate used to value liabilities is based on long term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group (expected average remaining period to full eligibility for non-pension post-retirement benefits). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the employee group. The expected average remaining service life of active employees of the Bank's principal pension plan is 10 years and 17 years for the principal non-pension post-retirement benefit plans. The expected average remaining period to full eligibility for the principal non-pension post-retirement plans is 13 years. The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.

For the defined contribution plans, annual pension expense is equal to the Bank's contributions to the plan.

(q) Provision for Income Taxes

The Bank recognizes both the current and future income tax consequences of all transactions that have been recognized in the financial statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance when it is not more likely than not that all of the future tax assets recognized will be realized prior to their expiration.

(r) Earnings Per Share

The Bank uses the treasury stock method to calculate diluted earnings per share. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. Such potential dilution is not recognized in a loss period.

(s) Restructuring Costs

On April 1, 2003, the Bank prospectively adopted guidance on the accounting for severance and termination benefits and the accounting for costs associated with exit and disposal activities (including costs incurred in a restructuring). The guidance generally requires recognition of costs related to severance, termination and exit and disposal activities in the period when they are incurred rather than at the date of commitment to an exit or disposal plan.

(t) Insurance

Earned premiums, net of fees, paid claims and changes in policy liabilities are included in other income.

(u) Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2004.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity							
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No specific maturity	2004 Total	2003 Total
Investment securities								
Government and government-insured securities								
Canada	$ 3,009	$ 405	$ 423	$ 90	$ 27	$ –	$ 3,954	$ 2,957
Mortgage-backed securities	611	4,268	7,603	–	–	–	12,482	10,924
Total Canada	3,620	4,673	8,026	90	27	–	16,436	13,881
Provinces	50	108	75	51	5	–	289	142
Total	3,670	4,781	8,101	141	32	–	16,725	14,023
Other debt securities								
Canadian issuers	223	107	185	111	32	–	658	624
U.S. federal government	3,687	602	66	16	93	–	4,464	1,951
Other foreign governments	1,045	2,121	347	235	–	–	3,748	3,344
Other issuers	620	1,150	787	375	–	–	2,932	1,971
Total	5,575	3,980	1,385	737	125	–	11,802	7,890
Equity securities								
Preferred shares	233	226	76	6	–	394	935	1,127
Common shares	–	–	–	–	–	1,925	1,925	1,735
Total	233	226	76	6	–	2,319	2,860	2,862
Total investment securities	9,478	8,987	9,562	884	157	2,319	31,387	24,775
Trading securities[1]								
Government and government-insured securities								
Canada	1,330	688	888	1,494	1,425	–	5,825	4,141
Provinces	424	606	414	759	830	–	3,033	2,716
Total	1,754	1,294	1,302	2,253	2,255	–	8,858	6,857
Other debt securities								
Canadian issuers	128	397	533	738	1,085	–	2,881	1,672
U.S. federal government	160	75	136	424	1	–	796	719
Other foreign governments	2,249	516	274	453	648	–	4,140	3,384
Other issuers	4,174	4,392	4,530	5,804	2,665	–	21,565	22,488
Total	6,711	5,380	5,473	7,419	4,399	–	29,382	28,263
Equity securities								
Preferred shares	–	–	–	–	–	379	379	746
Common shares	–	–	–	–	–	28,274	28,274	19,024
Total	–	–	–	–	–	28,653	28,653	19,770
Total trading securities	8,465	6,674	6,775	9,672	6,654	28,653	66,893	54,890
Total securities	$17,943	$15,661	$16,337	$10,556	$6,811	$30,972	$98,280	$79,665

[1] During fiscal 2003, a portfolio with a carrying value of approximately $2 billion was transferred from investment to trading securities along with the related hedges resulting in an immaterial net income effect. No such transfers occurred in fiscal 2004.

Securities – Unrealized Gains and Losses

(millions of Canadian dollars)				2004				2003
	Book value	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated market value**	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment securities								
Government and government-insured securities								
Canada	**$ 3,954**	**$ 11**	**$ 5**	**$ 3,960**	$ 2,957	$ 13	$ –	$ 2,970
Mortgage-backed securities	**12,482**	**42**	**34**	**12,490**	10,924	95	18	11,001
Total Canada	**16,436**	**53**	**39**	**16,450**	13,881	108	18	13,971
Provinces	**289**	**3**	**1**	**291**	142	3	–	145
Total	**16,725**	**56**	**40**	**16,741**	14,023	111	18	14,116
Other debt securities								
Canadian issuers	**658**	**11**	**2**	**667**	624	5	1	628
U.S. federal government	**4,464**	**–**	**–**	**4,464**	1,951	–	–	1,951
Other foreign governments	**3,748**	**39**	**4**	**3,783**	3,344	23	9	3,358
Other issuers	**2,932**	**23**	**1**	**2,954**	1,971	22	1	1,992
Total	**11,802**	**73**	**7**	**11,868**	7,890	50	11	7,929
Equity securities								
Preferred shares	**935**	**80**	**2**	**1,013**	1,127	103	3	1,227
Common shares	**1,925**	**428**	**40**	**2,313**	1,735	398	69	2,064
Total	**2,860**	**508**	**42**	**3,326**	2,862	501	72	3,291
Total investment securities	**31,387**	**637**	**89**	**31,935**	24,775	662	101	25,336
Trading securities	**66,893**	**–**	**–**	**66,893**	54,890	–	–	54,890
Total securities	**$98,280**	**$637**	**$89**	**$98,828**	$79,665	$662	$101	$80,226

The following table summarizes the net investment securities gains (losses) included in the Consolidated Statement of Operations for the year ended October 31.

(millions of Canadian dollars)	**2004**	2003	2002
Realized gains	**$268**	$446	$321
Realized losses	**(29)**	(153)	(121)
Write downs of investment securities	**(47)**	(270)	(174)
Net investment securities gains	**$192**	$ 23	$ 26

NOTE 3 Loans, Impaired Loans and Allowance for Credit Losses

Loans and Impaired Loans

(millions of Canadian dollars)								
2004	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Sectoral allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	**$ 51,420**	**$ 21**	**$ 6**	**$ 15**	**$ 40**	**$ –**	**$ 46**	**$ 51,374**
Consumer instalment and other personal	**48,857**	**90**	**49**	**41**	**199**	**–**	**248**	**48,609**
Credit card	**2,566**	**–**	**–**	**–**	**56**	**–**	**56**	**2,510**
Business and government	**22,264**	**426**	**211**	**215**	**622**	**–**	**833**	**21,431**
Total	**$125,107**	**$ 537**	**$ 266**	**$ 271**	**$ 917**	**$ –**	**$1,183**	**$123,924**
2003								
Residential mortgages	$ 52,566	$ 51	$ 8	$ 43	$ 33	$ –	$ 41	$ 52,525
Consumer instalment and other personal	41,065	114	62	52	170	–	232	40,833
Credit card	2,120	–	–	–	45	–	45	2,075
Business and government	24,319	1,206	417	789	736	541	1,694	22,625
Total	$120,070	$1,371	$ 487	$ 884	$ 984	$541	$2,012	$118,058

	2004	2003
Average gross impaired loans during the year	**$ 946**	$ 2,305

Included in gross residential mortgages are Canadian government-insured mortgages of $32,146 million at October 31, 2004 (2003 – $36,659 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $10 million at October 31, 2004 (2003 – $17 million) and a related allowance of $3 million (2003 – $5 million).

Included in consumer instalment and other personal loans are Canadian government-insured real estate secured personal loans of $8,386 million at October 31, 2004 (2003 – $2,578 million).

Included in business and government loans are $1,876 million (2003 – $3,241 million) of gross loans in the communications sector and $1,055 million (2003 – $2,579 million) of gross loans in the utilities sector against which sectoral allowances of $216 million and $209 million have been provided, respectively in fiscal 2003. There were no sectoral allowances in fiscal 2004.

Allowance for Credit Losses

(millions of Canadian dollars)				**2004**				2003	2002
	Specific allowance	**General allowance**	**Sectoral allowance**	**Total**	Specific allowance	General allowance	Sectoral allowance	Total	Total
Balance at beginning of year	**$ 487**	**$ 984**	**$ 541**	**$2,012**	$1,074	$1,141	$1,285	$3,500	$1,320
Provision for (reversal of) credit losses	**336**	**(67)**	**(655)**	**(386)**	423	(157)	(80)	186	2,925
Transfer from sectoral to specific	**6**	**–**	**(6)**	**–**	577	–	(577)	–	–
Write-offs[1]	**(687)**	**–**	**–**	**(687)**	(1,601)	–	–	(1,601)	(893)
Recoveries	**123**	**–**	**150**	**273**	120	–	57	177	127
Other[2]	**1**	**–**	**(30)**	**(29)**	(106)	–	(144)	(250)	21
Allowance for credit losses at end of year	**$ 266**	**$ 917**	**$ –**	**$1,183**	$ 487	$ 984	$ 541	$2,012	$3,500

[1] For the year ended October 31, 2004, there were $7 million write-offs related to restructured loans (2003 – $39 million; 2002 – $57 million).

[2] Includes foreign exchange rate changes and losses on loan sales booked to sectoral allowance.

NOTE 4 Loan Securitizations

The following table summarizes the Bank's securitization activity for the years ended October 31. In most cases the Bank retained the responsibility for servicing the assets securitized.

(millions of Canadian dollars)			**2004**					2003
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Gross proceeds from securitizations recorded during the year	**$5,605**	**$2,673**	**$5,600**	**$720**	$7,305	$2,886	$3,000	$902
Retained interest recorded during the year	**131**	**–**	**102**	**3**	157	–	53	11
Gain on sale, net of transaction fees and expenses[1]	**29**	**–**	**95**	**23**	–	–	43	28
Cash flows received on interests retained	**151**	**43**	**185**	**7**	91	53	117	2

[1] For term loans (residential mortgage and commercial mortgage loans), the gain on sale is before the effects of hedges on assets sold.

The key assumptions used to value the sold and retained interests are shown in the table below.

			2004					2003
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loan
Prepayment rate[1]	**20.0%**	**5.9%**	**40.0%**	**3.3%**	20.0%	5.9%	39.4%	5.0%
Excess spread[2]	**.7**	**1.1**	**12.4**	**–**	.8	1.2	12.0	–
Discount rate	**5.1**	**2.8**	**4.4**	**9.8**	6.7	3.3	4.4	4.8
Expected credit losses[3]	**–**	**–**	**3.0**	**.1**	–	–	3.2	.1

[1] Represents monthly payment rate for personal and credit card loans.

[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.

[3] There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During fiscal 2004, there were maturities of previously securitized loans and receivables of $6,361 million (2003 – $3,580 million). As a result, the net proceeds from loan securitizations were $5,564 million (2003 – $7,627 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31. The sensitivity analysis is hypothetical and should be used with caution.

(millions of Canadian dollars) 2004	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Fair value of retained interests	**$ 271**	**$ 2**	**$ 24**	**$ 7**
Discount rate	**5.2%**	**6.8%**	**4.4%**	**9.8%**
+10%	**$ (2)**	**$ –**	**$ (1)**	**$ –**
+20%	**(4)**	**–**	**(2)**	**(1)**
Prepayment rate	**20.0%**	**5.9%**	**41.9%**	**3.3%**
+10%	**$ (9)**	**$ –**	**$ (2)**	**$ –**
+20%	**(17)**	**–**	**(3)**	**–**
Expected credit losses	**–%**	**–%**	**2.7%**	**.1%**
+10%	**$ –**	**$ –**	**$ (1)**	**$ –**
+20%	**–**	**–**	**(1)**	**–**

(millions of Canadian dollars) 2003	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Fair value of retained interests	$268	$ 8	$ 27	$ 10
Discount rate	5.2%	6.7%	4.4%	4.1%
+10%	$ (2)	$ –	$ (1)	$ –
+20%	(4)	–	(2)	–
Prepayment rate	20.0%	5.8%	39.4%	5.0%
+10%	$ (10)	$ (1)	$ (2)	$ –
+20%	(19)	(1)	(4)	–
Expected credit losses	–%	–%	3.2%	.1%
+10%	$ –	$ –	$ (1)	$ –
+20%	–	–	(2)	–

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

(millions of Canadian dollars)	**2004**			2003		
	Loans (net of allowance for credit losses)	**Gross impaired loans**	**Net write offs**	Loans (net of allowance for credit losses)	Gross impaired loans	Net write offs
Type of loan						
Residential mortgage loans	**$ 64,445**	**$ 21**	**$ 5**	$ 63,834	$ 51	$ 4
Personal loans	**56,443**	**96**	**367**	48,988	125	380
Other loans	**23,249**	**426**	**84**	23,988	1,206	1,079
Total loans reported and securitized	**144,137**	**543**	**456**	136,810	1,382	1,463
Less: loans securitized	**20,213**	**6**	**42**	18,752	11	39
Loans held	**$123,924**	**$537**	**$414**	$118,058	$1,371	$1,424

NOTE 5 Goodwill and Intangible Assets

Goodwill

The changes in the Bank's carrying value of goodwill, by business segment and in total, are as follows:

(millions of Canadian dollars)	Personal and Commercial Banking	Wholesale Banking	Wealth Management	Total
2004				
Carrying value of goodwill at beginning of year	**$841**	**$ 146**	**$1,276**	**$2,263**
Goodwill acquired during the year	**43**	**–**	**–**	**43**
Foreign currency translation adjustments	**–**	**–**	**(81)**	**(81)**
Carrying value of goodwill at end of year	**$884**	**$ 146**	**$1,195**	**$ 2,225**
2003				
Carrying value of goodwill at beginning of year	$841	$526	$1,767	$3,134
Goodwill impairment	–	(350)	(274)	(624)
Foreign currency translation adjustments	–	(30)	(217)	(247)
Carrying value of goodwill at end of year	$841	$146	$1,276	$2,263

During the second quarter of fiscal 2003, the Bank reviewed the value of goodwill assigned to the international unit of its wealth management business and determined that an impairment in value existed in this business given that the Bank's ability to profitably run a global brokerage business had been impacted by declining volumes in the discount brokerage business worldwide. As a result, a goodwill impairment loss of $274 million was charged to the Consolidated Statement of Operations.

In addition, during the second quarter of fiscal 2003, the Bank reviewed the value of goodwill assigned to its U.S. equity options business in its Wholesale Banking segment and determined that impairment in value existed in this business given the dramatic volume and margin declines. The Bank determined that the benefits of the U.S. equity options acquisition in fiscal 2002 had not been realized. Consequently, a $350 million pre-tax goodwill impairment loss was charged to the Consolidated Statement of Operations and a related future income tax asset of $117 million was recorded for a net of tax charge of $233 million.

Intangible Assets

The table below presents details of the Bank's intangible assets as at October 31. Future income tax liabilities related to these intangible assets are disclosed in Note 14.

(millions of Canadian dollars)			2004	2003
	Carrying value	Accumulated amortization	Net carrying value	Net carrying value
Finite life intangible assets				
Core deposit intangible assets	$2,004	$1,227	$ 777	$ 987
Other intangible assets	3,828	2,461	1,367	1,750
Total intangible assets	$5,832	$3,688	$2,144	$2,737

Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years: 2005 – $491 million, 2006 – $387 million, 2007 – $302 million, 2008 – $238 million, 2009 – $164 million.

NOTE 6 Land, Buildings and Equipment

(millions of Canadian dollars)			2004	2003
	Cost	Accumulated depreciation	Net book value	Net book value
Land	$ 139	$ –	$ 139	$ 188
Buildings	402	162	240	303
Computer equipment and software	962	575	387	312
Furniture, fixtures and other equipment	562	305	257	294
Leasehold improvements	551	244	307	320
	$2,616	$1,286	$1,330	$1,417

Accumulated depreciation at the end of 2003 was $1,237 million. Depreciation for buildings and equipment amounted to $294 million for 2004 (2003 – $318 million; 2002 – $312 million).

NOTE 7 Deposits

(millions of Canadian dollars)				2004	2003
	Demand[1]	Notice[2]	Term[3]	Total	Total
Personal	$18,366	$41,075	$ 51,919	$111,360	$105,996
Banks	605	38	10,816	11,459	11,958
Business and government	15,640	16,159	52,275	84,074	64,926
Total	$34,611	$57,272	$115,010	$206,893	$182,880
Non-interest-bearing deposits included above					
In domestic offices				$ 6,121	$ 4,948
In foreign offices				3	35
Interest-bearing deposits included above					
In domestic offices				148,756	126,993
In foreign offices				51,306	50,541
U.S. federal funds deposited				707	363
Total				$206,893	$182,880

[1] Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

[2] Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

[3] Term deposits are those payable on a fixed date of maturity. These deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2004 were $70 million (2003 – $54 million).

Term Deposits

(millions of Canadian dollars)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	2004 Total	2003 Total
Personal	**$25,114**	**$12,068**	**$5,989**	**$5,217**	**$ 3,523**	**$ 8**	**$ 51,919**	$52,632
Banks	**10,526**	**14**	**19**	**35**	**221**	**1**	**10,816**	11,226
Business and government	**43,632**	**598**	**231**	**342**	**6,429**	**1,043**	**52,275**	35,927
Total	**$79,272**	**$12,680**	**$6,239**	**$5,594**	**$10,173**	**$1,052**	**$115,010**	$99,785

NOTE 8 Other Assets and Other Liabilities

(millions of Canadian dollars)	**2004**		2003	
	Other assets	**Other liabilities**	Other assets	Other liabilities
Amounts receivable from (payable to) brokers, dealers and clients	**$ 7,725**	**$ (6,815)**	$4,006	$ (2,883)
Accrued interest	**1,452**	**(1,532)**	1,421	(1,642)
Accounts receivable (payable), prepaid expenses (accrued expenses) and other items	**2,311**	**(3,853)**	2,353	(4,319)
Insurance related assets (liabilities), excluding investments	**1,037**	**(2,374)**	860	(1,325)
Prepaid pension expense (accrued benefit liability) **(Note 13)**	**469**	**(515)**	462	(473)
Accrued salaries and employee benefits	**–**	**(629)**	–	(649)
Cheques and other items in transit	**–**	**(647)**	–	(1,277)
	$12,994	**$(16,365)**	$9,102	$(12,568)

NOTE 9 Subordinated Notes and Debentures

The notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors of the Bank or its subsidiaries. In some cases, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks.

(millions of Canadian dollars)				Outstanding October 31	
Interest rate (%)	Maturity date	Redeemable at par by issuer beginning[1]	Foreign currency amount[2]	**2004**	2003
Various[3]	Jan. 2004 to Jan. 2007	–		**$ 8**	$ 12
8.00	Dec. 2003	–		**–**	150
6.50	Aug. 2008	–	US$149 million	**182**	198
6.15	Oct. 2008	–	US$146 million	**178**	198
6.13	Nov. 2008	–	US$100 million	**122**	131
6.45	Jan. 2009	–	US$149 million	**181**	198
6.60	Apr. 2010	Apr. 2005		**741**	750
8.40	Dec. 2010	Dec. 2005		**148**	150
6.00	July 2011	July 2006		**798**	800
6.55	July 2012	July 2007		**494**	500
5.20	Sept. 2012	Sept. 2007		**550**	550
4.54	Sept. 2013	Sept. 2008		**1,004**	1,000
10.05	Aug. 2014	–		**149**	150
5.69	June 2018	June 2013		**893**	900
9.15	May 2025	–		**196**	200
				$5,644	$5,887

[1] Subject to prior approval of the Superintendent of Financial Institutions Canada.
[2] Includes impact of subordinated notes and debentures acquired in Wholesale Banking for fiscal 2004.
[3] Interest is payable at various rates, from .13% to 2.95%.

Repayment Schedule
The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

(millions of Canadian dollars)	2004	2003
Within 1 year	$ 5	$ 157
Over 1 to 2 years	3	5
Over 3 to 4 years	360	–
Over 4 to 5 years	303	396
Over 5 years	4,973	5,329
	$5,644	$5,887

NOTE 10 Non-controlling Interest in Subsidiaries

(millions of Canadian dollars)	2004	2003
Trust units issued by TD Capital Trust 900,000 Capital Trust Securities – Series 2009	$ 900	$ 900
Trust units issued by TD Capital Trust II 350,000 Capital Trust Securities – Series 2012	350	350
	$1,250	$1,250

TD Capital Trust Securities – Series 2009
The TD Capital Trust Securities (TD CaTS) are issued by TD Capital Trust, whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per TD CaTS. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted.

Between June 30, 2005 and December 31, 2009, the trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to June 30, 2005, the trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one Non-cumulative Class A Redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

Each TD CaTS may be automatically exchanged into one Non-cumulative Class A Redeemable First Preferred Share, Series A1 of the Bank without consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a Total Capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

The distribution rate on the trust securities is 7.60% per annum. No Non-cumulative Class A Redeemable First Preferred Share, Series A1 have been issued as at October 31, 2004. If issued, these shares would have a dividend rate of 7.6%.

TD Capital Trust Securities – Series 2012
The TD Capital Trust Securities (TD CaTS II) are issued by TD Capital Trust II, whose voting securities are owned 100% by the Bank. Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted. The proceeds from the issuance were invested in Bank deposits.

Between December 31, 2007 and December 31, 2012, the trust has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to December 31, 2012, the trust may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

At any time, each TD CaTS II may, at the option of the holder, be converted into 40 Non-cumulative Class A Redeemable First Preferred Shares, Series A2 of the Bank. Prior to the conversion, provided the holder has not withheld consent, the Bank may find substitute purchasers at a purchase price not less than 90% of the closing price of the TD CaTS II.

Each TD CaTS II may be automatically exchanged into 40 Non-cumulative Class A Redeemable First Preferred Shares, Series A3 of the Bank without consent of the holder subject to events similar to those described for TD CaTS – (Series 2009).

The distribution rate on the trust securities is 6.792% per annum. No Non-cumulative Class A Redeemable First Preferred Shares, Series A2 or Series A3 have been issued as at October 31, 2004. If issued, these shares would have dividend rates of 4.40% and 5.15%, respectively.

Capital Stock

Share Capital
The share capital of the Bank consists of:

Authorized
An unlimited number of Class A First Preferred Shares, without par value, issuable in series.
An unlimited number of common shares, without par value.

(millions of Canadian dollars)	2004	2003
Issued and fully paid		
Preferred shares issued by the Bank (thousands of shares) Non-cumulative Redeemable Class A First Preferred Shares		
9,000 Series H	**$ –**	$ 225
16 Series I	**–**	–
16,384 Series J	**410**	410
14,000 Series M	**350**	350
8,000 Series N	**200**	200
	960	1,185
Preferred shares issued by TD Mortgage Investment Corporation 350,000 Non-cumulative Preferred Shares, Series A	**350**	350
Total preferred shares	**1,310**	1,535
Common shares[1]	**3,373**	3,179
	$ 4,683	$ 4,714

[1] 1.0 million common shares held by Bank subsidiaries have been acquired during the year and deducted from equity. Please see Note 1(a) for more details.

Preferred Shares
None of the outstanding preferred shares are redeemable at the option of the holder.

Redemptions and repurchases of all preferred shares are subject to the prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series G
On May 1, 2003, the Bank redeemed all the 7 million outstanding Class A First Preferred Shares, Series G at the price of US$25 per share.

Class A First Preferred Shares, Series H
On May 3, 2004, the Bank redeemed and cancelled all outstanding Class A First Preferred Shares, Series H at the price of $25.00 per share together with declared and unpaid dividends of $.014589 per share for the three day period ended May 3, 2004.

Class A First Preferred Shares, Series I
On or after November 1, 2004, the Bank has the option of redeeming the outstanding Series I shares for $6.25 per share together with declared and unpaid dividends to the date of redemption.

Class A First Preferred Shares, Series J
Between April 30, 2005 and October 30, 2005, the Bank has the option of redeeming the outstanding Series J shares for $26.00 per share. The redemption price, together with declared and unpaid dividends to the date of redemption, is reduced to $25.80 after October 30, 2005; $25.60 after October 30, 2006; $25.40 after October 30, 2007; $25.20 after October 30, 2008; and $25.00 after October 30, 2009.

On or after April 30, 2005, the Bank may convert the outstanding Series J shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series J share together with declared and unpaid dividends to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time. On or after January 29, 2010, each Series J share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series K
On February 3, 2003, the Bank redeemed all the 6 million outstanding Class A First Preferred Shares, Series K at a price of $25.00 per share.

Class A First Preferred Shares, Series L
On February 3, 2003, the Bank redeemed all the 2 million outstanding Class A First Preferred Shares, Series L at a price of US$25.00 per share.

Class A First Preferred Shares, Series M
On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million.

On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with the unpaid dividends to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid dividends to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series N
On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million.

On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with unpaid dividends to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid dividends to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividends to the date of conversion.

TD Mortgage Investment Corporation

Preferred Shares, Series A

Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000.00 per share.

Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by 95% of the average trading price of such common shares at that time.

Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000.00 plus the declared and unpaid dividends to the date of conversion.

Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay dividends on the Series A shares; (b) the Bank fails to pay dividends on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a Total Capital ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

Dividend Rates on Preferred Shares

(per share)		Rate
Series G (redeemed 2003)	Quarterly	US$.33750
Series H (redeemed 2004)	Quarterly	$.44375
Series I	Quarterly	$.01000
Series J	Quarterly	$.31875
Series K (redeemed 2003)	Quarterly	$.45940
Series L (redeemed 2003)	Quarterly	US$.40000
Series M	Quarterly	$.29375
Series N	Quarterly	$.28750
TDMIC, Series A	Semi-annually	$32.30

Common Shares

(millions of shares)	**2004**	2003
Number outstanding at beginning of year	**656.3**	645.4
Issued on exercise of options	**4.4**	2.9
Issued as a result of dividend reinvestment plan	**3.8**	8.0
Impact of shares acquired in Wholesale Banking	**(1.0)**	–
Repurchase of common shares	**(7.6)**	–
Number outstanding at end of year	**655.9**	656.3

On March 2, 2004, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to 10 million common shares, representing approximately 1.5% of the Bank's outstanding common shares. A copy of the notice of the bid may be obtained, without charge, by contacting the Shareholder Relations department as set out on page 109 of this Annual Report. During fiscal 2004, 7.6 million shares were repurchased at a cost of $350 million.

Dividend Reinvestment Plan

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment with a discount range of 0% to 5% at the Bank's discretion or from the open market at market price. During the year, a total of 3.8 million common shares have been issued from the Bank's treasury under the dividend reinvestment plan (3.4 million with a 1% discount and .4 million without a discount). In 2003, 8.0 million common shares were issued from the Bank's treasury at a discount of 2.5% of the average market price under the dividend reinvestment plan.

Dividend Restrictions

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Superintendent of Financial Institutions Canada administers a restriction under the Bank Act on the Bank's ability to pay dividends on common and preferred shares which assesses the ongoing maintenance by the Bank of satisfactory regulatory capital and liquidity. The Bank does not anticipate that these conditions will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either TD Capital Trust or TD Capital Trust II fails to pay semi-annual distributions in full to holders of TD Capital Trust Securities. In addition, the ability to pay dividends on its common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Stock Option Plan

Under the Bank's stock option plan, options on common shares are periodically granted to eligible employees and non-employee directors of the Bank for terms of 7 years (effective December 11, 2003), vesting over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 16.4 million common shares have been reserved for future issuance (2003 – 18.5 million). The outstanding options expire on various dates to March 2013. The Bank's predecessor plan, the 1993 stock option plan, expired in 2000 and there will be no further issuance of stock options from this plan. The outstanding options under the 1993 stock option plan expire on various dates to July 2010. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

(millions of shares)	**2004**	**Weighted average exercise price**	2003	Weighted average exercise price	2002	Weighted average exercise price
Number outstanding, beginning of year	**24.4**	**$32.28**	23.9	$30.35	22.2	$26.65
Granted	**2.4**	**40.95**	4.0	33.42	4.7	41.11
Exercised – cash	**–**	**–**	–	–	(1.7)	17.51
– shares	**(4.4)**	**22.12**	(2.9)	16.25	(.8)	15.84
Forfeited/cancelled	**(.3)**	**37.79**	(.6)	40.00	(.5)	36.06
Number outstanding, end of year	**22.1**	**$35.21**	24.4	$32.28	23.9	$30.35
Exercisable, end of year	**14.1**	**$33.44**	14.8	$28.87	13.2	$23.94

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2004.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding (millions of shares)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (millions of shares)	Weighted average exercise price
$10.13 – $11.81	.4	1.60	$11.14	.4	$11.14
$17.45 – $25.43	3.1	3.84	24.10	3.1	24.10
$29.80 – $40.55	9.4	6.09	33.78	6.5	33.95
$40.92 – $44.30	9.2	6.46	41.25	4.1	41.40

During fiscal 2004, the Bank recognized compensation expense of $11 million (2003 – $9 million) for the stock option awards granted in the Consolidated Statement of Operations. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.10% (2003 – 4.29%), (ii) expected option life of 5.0 years (2003 – 5.5 years), (iii) expected volatility of 27.6% (2003 – 27.7%), and (iv) expected dividend yield of 2.93% (2003 – 3.37%). During the year, 2.4 million (2003 – 4.1 million) of options were granted with a weighted average fair value of $9.37 per option (2003 – $7.60 per option).

Other Stock-based Compensation Plans

Restricted share unit plans are offered to certain employees of the Bank. The number of Bank restricted share units under these plans at October 31, 2004 is 7.9 million (2003 – 5.1 million; 2002 – 3.6 million). For the year ended October 31, 2004, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $74 million (2003 – $51 million; 2002 – $37 million).

A Senior Executive Deferred Share Unit Plan is offered to eligible executives of the Bank. As at October 31, 2004, a total of 1.8 million deferred share units were outstanding (2003 – 1.4 million; 2002 – 1.3 million).

Employee Savings Plan

Under the Bank's Employee Savings Plan (ESP), employees may contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of Bank common shares. The Bank matches 50% of the employee contribution amount. The Bank's contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2004, the Bank's contributions totaled $33 million (2003 – $32 million; 2002 – $18 million). As at October 31, 2004, an aggregate of 5.4 million common shares were held under the ESP (2003 – 5.2 million; 2002 – 4.5 million). The shares in the ESP are purchased in the open market and are considered outstanding for computing earnings per share. Dividends earned on Bank common shares held by the ESP are used to purchase additional common shares for the ESP in the open market.

NOTE 13 Employee Future Benefits

Pension Benefit Plan

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

The table on the following page presents the financial position of the Bank's principal pension plan. The pension plan assets and obligations are measured as at July 31.

The Bank's contributions to the principal pension plan during fiscal 2004 were $55 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2003 (2003 – October 31, 2002; 2002 – October 31, 2001). The next valuation for funding purposes must be as of a date no later than October 31, 2006.

To develop the expected long term rate of return on assets assumption for the Bank's principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of a long term rate of return on assets assumption of 6.75%.

The effect of a one percentage point increase or decrease in the weighted average expected long term rate of return on plan assets on the 2004 pension expense would be a $15 million decrease or increase, respectively.

The Bank's principal pension plan weighted average asset allocations at July 31, by asset category are as follows:

Asset Category

	Actual allocation at	
	2004	2003
Equity securities	**56%**	52%
Debt securities	**43**	48
Cash equivalents	**1**	–
Total	**100%**	100%

For 2004 the Bank's principal pension plan's net assets included funded investments in the Bank and its affiliates which had a market value of $3 million (2003 – $65 million; 2002 – $118 million).

The investments of the Bank's principal pension plan are managed with the primary objective of utilizing a balanced approach. Accordingly, the allowable asset mix range and target asset allocations are detailed in the following table:

Asset Category

	Acceptable Range
Equity securities	50%-60%
Debt securities	38%-48%
Cash equivalents	0-4%

The investment policy for the Bank's principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.

Futures contracts and options can be utilized provided they do not create additional financial leverage for the funds. Substantially, all assets must have readily ascertainable market values.

The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization "quality" companies with no holdings exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Debt investments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

(millions of Canadian dollars)	**2004**	2003	2002
Accumulated benefit obligation at end of period	**$1,446**	$1,331	$1,199
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$1,418**	$1,271	$1,257
Service cost – benefits earned	**38**	31	26
Interest cost on projected benefit obligation	**94**	90	86
Members' contributions	**26**	25	19
Benefits paid	**(95)**	(92)	(88)
Actuarial (gains) losses	**2**	7	9
Change in actuarial assumptions	**44**	86	(42)
Plan amendments	**8**	–	5
Other	**–**	–	(1)
Projected benefit obligation at end of period	**1,535**	1,418	1,271
Change in plan assets			
Plan assets at fair value at beginning of period	**1,507**	1,164	1,191
Actual income on plan assets	**61**	55	55
Gain (loss) on disposal of investments	**204**	80	(23)
Members' contributions	**26**	25	19
Employer's contributions	**46**	291	76
Increase (decrease) in unrealized gains on investments	**(86)**	(11)	(57)
Benefits paid	**(95)**	(92)	(88)
General and administrative expenses	**(14)**	(9)	(8)
Other	**1**	4	(1)
Plan assets at fair value at end of period	**1,650**	1,507	1,164
Excess (deficit) of plan assets over projected benefit obligation	**115**	89	(107)
Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	**265**	299	253
Unrecognized prior service costs	**14**	7	8
Employer's contributions in fourth quarter	**22**	13	152
Prepaid pension expense	**$ 416**	$ 408	$ 306
Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**$ 38**	$ 31	$ 26
Interest cost on projected benefit obligation	**94**	90	86
Actual return on plan assets	**(165)**	(115)	33
Actuarial (gains) losses	**46**	93	(33)
Plan amendments	**8**	–	5
Difference between costs arising in the period and costs recognized in the period in respect of:			
Return on plan assets[1]	**64**	30	(114)
Actuarial (gains) losses[2]	**(31)**	(80)	39
Plan amendments[3]	**(7)**	1	(4)
Pension expense	**$ 47**	$ 50	$ 38
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation	**6.50%**	7.00%	6.75%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long term rate of return on plan assets[4]	**6.75**	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**6.40%**	6.50%	7.00%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long term rate of return on plan assets[4]	**6.75**	6.75	6.75

[1] Includes expected return on plan assets of $101 million (2003 – $85 million; 2002 – $81 million) less actual return on plan assets of $165 million (2003 – $115 million; 2002 – $(33) million).

[2] Includes loss recognized in fiscal 2004 of $15 million (2003 – $13 million; 2002 – $6 million) less actuarial losses on projected benefit obligation in the year of $46 million (2003 – $93 million; 2002 – $(33) million).

[3] Includes amortization of costs for plan amendments in fiscal 2004 of $1 million (2003 – $1 million; 2002 – $1 million) less actual cost of plan amendments in the year of $8 million (2003 – nil; 2002 – $5 million).

[4] Net of fees and expenses.

Other Pension Plans

As a result of the acquisition of CT, the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank's principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. The following table presents the financial position of the defined benefit portion of CT's plan. The pension plan assets and obligations are measured as at July 31.

(millions of Canadian dollars)	**2004**	2003	2002
Projected benefit obligation at end of period	**$ 308**	$307	$289
Plan assets at fair value at end of period	**308**	309	271
Prepaid pension expense	**53**	54	17
Pension expense	**4**	3	3

The 2004 pension expense for the defined contribution portion was $.4 million (2003 – $.5 million; 2002 – $10 million).

The following table presents the financial position of the Bank's largest other benefit plans. These plans are supplemental employee retirement plans which are partially funded for eligible employees. The benefit plans assets and obligations are measured as at July 31.

(millions of Canadian dollars)	**2004**	2003	2002
Projected benefit obligation at end of period	**$289**	$267	$233
Plan assets at fair value at end of period	**9**	11	20
Accrued benefit liability	**205**	187	166
Pension expense	**28**	25	20

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Non-pension Post-retirement Benefit Plans

In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank's principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plans assets and obligations are measured as at July 31.

(millions of Canadian dollars)	**2004**	2003	2002
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$268**	$220	$213
Service cost – benefits earned	**9**	8	8
Interest cost on projected benefit obligation	**19**	16	15
Benefits paid	**(8)**	(5)	(4)
Change in actuarial assumptions	**14**	20	(9)
Actuarial (gains) losses	**–**	9	(3)
Projected benefit obligation at end of period	**302**	268	220
Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	**48**	34	5
Employer's contributions in fourth quarter	**2**	1	–
Accrued benefit liability	**$252**	$233	$215
Annual expense			
Net non-pension post-retirement benefit expense includes the following components:			
Service cost – benefits earned	**$ 9**	$ 8	$ 8
Interest cost on projected benefit obligation	**19**	16	15
Actuarial (gains) losses	**14**	29	(12)
Difference between costs arising in the period and costs recognized in the period in respect of:			
Actuarial (gains) losses[1]	**(14)**	(29)	12
Non-pension post-retirement benefit expense	**$ 28**	$ 24	$ 23
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation	**6.75%**	7.00%	6.75%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**6.60%**	6.75%	7.00%
Weighted average rate of compensation increase	**3.50**	3.50	3.50

[1] Includes loss recognized in fiscal 2004 of nil (2003 – nil; 2002 – nil) less actuarial gains (losses) on projected benefit obligation in the year of $14 million (2003 – $29 million; 2002 – $(12) million).

The assumed health care cost increase rate for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 6.0%. The rate is assumed to decrease gradually to 4.5% in the year 2012 and remain at that level thereafter. For 2004, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the benefit expense is a $5 million increase and a $4 million decrease, respectively, and on the benefit obligation, a $45 million increase and a $35 million decrease, respectively.

Cash Flows

Estimated contributions

In 2005, the Bank expects to contribute $56 million to the principal pension plan, $2 million to the CT defined benefit pension plan, $8 million to the Bank's supplemental employee retirement plans and $11 million for the principal non-pension post-retirement benefit plans.

Estimated future benefit payments

Estimated future benefit payments under the Bank's principal pension plan are $95 million for 2005; $95 million for 2006; $95 million for 2007; $96 million for 2008; $96 million for 2009; $505 million for 2010 to 2014.

Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $11 million for 2005; $11 million for 2006; $12 million for 2007; $13 million for 2008; $14 million for 2009; $87 million for 2010 to 2014.

NOTE 14 Provision for (Benefit of) Income Taxes

(millions of Canadian dollars)	**2004**	2003	2002
Provision for (benefit of) income taxes – Consolidated Statement of Operations			
Current income taxes	**$ 675**	$392	$ 571
Future income taxes	**128**	(70)	(1,016)
	803	322	(445)
Provision for (benefit of) income taxes – Consolidated Statement of Changes in Shareholders' Equity			
Current income taxes	**399**	481	46
Future income taxes	**–**	(4)	(1)
	399	477	45
Total provision for (benefit of) income taxes	**$1,202**	$799	$ (400)
Current income taxes			
Federal	**$ 586**	$582	$ 405
Provincial	**289**	229	160
Foreign	**199**	62	52
	1,074	873	617
Future income taxes			
Federal	**62**	(56)	(591)
Provincial	**35**	(16)	(184)
Foreign	**31**	(2)	(242)
	128	(74)	(1,017)
	$1,202	$799	$ (400)

The provision for (benefit of) income taxes shown in the Consolidated Statement of Operations differs from that obtained by applying statutory tax rates to the income (loss) before provision for (benefit of) income taxes for the following reasons:

(millions of Canadian dollars)	**2004**		2003		2002	
Income taxes at Canadian statutory income tax rate	**$1,125**	**35.1%**	$ 542	36.4%	$(172)	38.4%
Increase (decrease) resulting from:						
Goodwill amortization and impairment	**–**	**–**	114	7.7	–	–
Dividends received	**(205)**	**(6.4)**	(179)	(12.0)	(175)	39.1
Rate differentials on international operations	**(207)**	**(6.5)**	(146)	(9.8)	(84)	18.8
Future federal and provincial tax rate increases (reductions)	**52**	**1.7**	(3)	(.2)	(21)	4.7
Federal large corporations tax	**12**	**.4**	13	.9	16	(3.6)
Gains on sale of investment real estate	**–**	**–**	–	–	(1)	.2
Other – net	**26**	**.8**	(19)	(1.4)	(8)	1.7
Provision for (benefit of) income taxes and effective income tax rate	**$ 803**	**25.1%**	$ 322	21.6%	$(445)	99.3%

The net future tax asset which is reported in other assets is comprised of:

(millions of Canadian dollars)	**2004**	2003
Future income tax assets		
Allowance for credit losses	**$ 339**	$ 653
Premises and equipment	**267**	248
Deferred income	**28**	22
Securities	**185**	185
Goodwill	**109**	117
Employee benefits	**170**	149
Other	**275**	98
Total future income tax assets	**1,373**	1,472
Valuation allowance	**(68)**	(41)
Future income tax assets	**1,305**	1,431
Future income tax liabilities		
Intangible assets	**(701)**	(840)
Employee benefits	**(144)**	(122)
Other	**(202)**	(83)
Future income tax liabilities	**(1,047)**	(1,045)
Net future income tax asset[1]	**$ 258**	$ 386

[1] Included in the October 31, 2004 net future income tax asset are future income tax assets (liabilities) of $(72) million (2003 – $26 million) in Canada, $277 million (2003 – $347 million) in the United States and $53 million (2003 – $13 million) in International.

Earnings of certain subsidiaries would be taxed only upon repatriation. The Bank has not recognized a future income tax liability for these undistributed earnings since it does not currently plan to repatriate them. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated taxes payable would be $186 million at October 31, 2004 (2003 – $206 million).

Fair Value of Financial Instruments

(millions of Canadian dollars)	2004		2003	
Consolidated Balance Sheet	**Carrying value**	**Estimated fair value**	Carrying value	Estimated fair value
Assets				
Securities	**$ 98,280**	**$ 98,828**	$ 79,665	$ 80,226
Loans	**123,924**	**124,224**	118,058	118,658
Liabilities				
Deposits	**206,893**	**207,198**	182,880	183,397
Subordinated notes and debentures	**5,644**	**5,920**	5,887	6,246

Fair values are based on the following methods of valuation and assumptions:

For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed above.

Details of the estimated fair value of derivative financial instruments are provided in Note 17.

The estimated fair value of securities is determined as the estimated market values reported in Note 2.

The estimated fair value of loans reflects changes in general interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed rate loans, estimated fair value is determined by *discounting the expected future cash flows related to these* loans at market interest rates for loans with similar credit risks.

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

Interest Rate Risk

The Bank's management of interest rate risk is described in the Managing Risk section of the Management's Discussion and Analysis of this Annual Report. The Canadian Institute of Chartered Accountants' Handbook Section 3860, *Financial Instruments – Disclosure and Presentation*, requires disclosure of exposure to interest rate risk in a prescribed format, as set out in the following table.

Interest Rate Risk[1]

(billions of Canadian dollars) **2004**	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ –	$ 8.7	$ .1	$ 8.8	$ –	$ –	$ .2	$ 9.0
Effective yield		*1.9%*	*3.5%*					
Investment securities	$ .8	$ 5.6	$ 6.7	$ 13.1	$ 15.5	$ 1.0	$ 1.8	$ 31.4
Effective yield		*3.3%*	*3.8%*		*4.4%*	*9.2%*		
Trading securities	$ 66.9	$ –	$ –	$ 66.9	$ –	$ –	$ –	$ 66.9
Securities purchased under resale agreements	$ 2.6	$ 12.8	$ 1.1	$ 16.5	$ .2	$ 4.2	$ 1.0	$ 21.9
Effective yield		*2.3%*	*5.7%*		*4.1%*	*2.2%*		
Loans	$ 47.2	$ 21.1	$ 14.2	$ 82.5	$ 38.6	$ 2.2	$ .6	$ 123.9
Effective yield		*3.9%*	*5.0%*		*5.4%*	*5.9%*		
Other	$ 39.2	$ –	$ –	$ 39.2	$ –	$ –	$ 18.7	$ 57.9
Total assets	**$156.7**	**$ 48.2**	**$ 22.1**	**$ 227.0**	**$ 54.3**	**$ 7.4**	**$ 22.3**	**$ 311.0**
Liabilities and shareholders' equity								
Deposits	$ 42.1	$ 82.7	$ 25.0	$ 149.8	$ 28.0	$ .6	$ 28.5	$ 206.9
Effective yield		*1.9%*	*2.7%*		*3.1%*	*4.8%*		
Obligations related to securities sold short	$ 17.7	$ –	$ –	$ 17.7	$ –	$ –	$ –	$ 17.7
Obligations related to securities sold under repurchase agreements	$ .4	$ 5.9	$ 1.3	$ 7.6	$ –	$ 1.5	$ .7	$ 9.8
Effective yield		*2.4%*	*3.8%*			*1.9%*		
Subordinated notes and debentures	$ –	$ –	$ .7	$ .7	$ 3.7	$ 1.2	$ –	$ 5.6
Effective yield			*6.6%*		*5.6%*	*6.8%*		
Other	$ 39.3	$ –	$ –	$ 39.3	$ –	$ 1.3	$ 16.4	$ 57.0
Shareholders' equity	$ –	$ –	$ –	$ –	$ .4	$ 1.0	$ 12.6	$ 14.0
Total liabilities and shareholders' equity	**$ 99.5**	**$ 88.6**	**$ 27.0**	**$ 215.1**	**$ 32.1**	**$ 5.6**	**$ 58.2**	**$ 311.0**
On-balance sheet position	**$ 57.2**	**$ (40.4)**	**$ (4.9)**	**$ 11.9**	**$ 22.2**	**$ 1.8**	**$(35.9)**	**$ –**
Total pay side instruments[2]	$ –	$(113.8)	$(20.1)	$(133.9)	$(43.5)	$ (.5)	$ –	$(177.9)
Effective yield		*2.9%*	*4.2%*		*4.2%*	*4.8%*		
Total receive side instruments[2]	$ –	$ 95.4	$ 26.7	$ 122.1	$ 47.5	$ 8.3	$ –	$ 177.9
Effective yield		*2.1%*	*3.8%*		*4.0%*	*5.1%*		
Off-balance sheet position	**$ –**	**$ (18.4)**	**$ 6.6**	**$ (11.8)**	**$ 4.0**	**$ 7.8**	**$ –**	**$ –**
Net position	**$ 57.2**	**$ (58.8)**	**$ 1.7**	**$ .1**	**$ 26.2**	**$ 9.6**	**$(35.9)**	**$ –**

[1] The above table details the earlier of maturity or repricing date of interest sensitive instruments. Contractual repricing may be adjusted according to management estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include only transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

[2] Notional principal amounts.

Interest Rate Risk by Currency

(billions of Canadian dollars)								
2004	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency on-balance sheet position	$ 36.0	$ (9.8)	$ (3.8)	$ 22.4	$ 18.6	$ (1.1)	$ (38.1)	$ 1.8
Foreign currency on-balance sheet position	21.2	(30.6)	(1.1)	(10.5)	3.6	2.9	2.2	(1.8)
On-balance sheet position	**57.2**	**(40.4)**	**(4.9)**	**11.9**	**22.2**	**1.8**	**(35.9)**	**–**
Canadian currency off-balance sheet position	–	(17.8)	3.3	(14.5)	5.5	7.8	–	(1.2)
Foreign currency off-balance sheet position	–	(.6)	3.3	2.7	(1.5)	–	–	1.2
Off-balance sheet position	**–**	**(18.4)**	**6.6**	**(11.8)**	**4.0**	**7.8**	**–**	**–**
Net position	**$ 57.2**	**$ (58.8)**	**$ 1.7**	**$ .1**	**$26.2**	**$ 9.6**	**$ (35.9)**	**$ –**

Interest Rate Risk

(billions of Canadian dollars)								
2003	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$136.5	$ 42.1	$23.3	$201.9	$50.8	$3.8	$ 17.0	$273.5
Total liabilities and shareholders' equity	97.0	63.3	25.1	185.4	34.2	4.7	49.2	273.5
On-balance sheet position	39.5	(21.2)	(1.8)	16.5	16.6	(.9)	(32.2)	–
Off-balance sheet position	–	(13.1)	6.4	(6.7)	5.5	1.2	–	–
Net position	$ 39.5	$ (34.3)	$ 4.6	$ 9.8	$22.1	$ .3	$(32.2)	$ –

NOTE 17 Derivative Financial Instruments

The Bank enters into derivative financial instruments, as described below, for trading and for risk management purposes.

Interest rate swaps involve the exchange of fixed and floating interest payment obligations based on a predetermined notional amount. Foreign exchange swaps involve the exchange of the principal and fixed interest payments in different currencies. Cross-currency interest rate swaps involve the exchange of both the principal amount and fixed and floating interest payment obligations in two different currencies.

Forward rate agreements are contracts fixing an interest rate to be paid or received on a notional amount of specified maturity commencing at a specified future date.

Foreign exchange forward contracts are commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

Futures are future commitments to purchase or deliver a commodity or financial instrument on a specified future date at a specified price. Futures are traded in standardized amounts on organized exchanges and are subject to daily cash margining.

Options are agreements between two parties in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged. The writer receives a premium for selling this instrument.

The Bank also transacts equity, commodity and credit derivatives in both the exchange and over-the-counter markets.

Notional principal amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

Over-the-counter and Exchange Traded Derivative Financial Instruments

(billions of Canadian dollars)						
	Trading					
Notional principal	Over-the-counter	Exchange traded	Total	Non-trading	2004 Total	2003 Total
Interest rate contracts						
Futures	**$ –**	**$ 271.3**	**$ 271.3**	**$ –**	**$ 271.3**	$ 195.1
Forward rate agreements	**112.9**	**–**	**112.9**	**16.1**	**129.0**	217.8
Swaps	**780.5**	**–**	**780.5**	**85.7**	**866.2**	827.0
Options written	**72.7**	**–**	**72.7**	**–**	**72.7**	61.8
Options purchased	**64.8**	**–**	**64.8**	**12.1**	**76.9**	89.9
Total interest rate contracts	**1,030.9**	**271.3**	**1,302.2**	**113.9**	**1,416.1**	1,391.6
Foreign exchange contracts						
Forward contracts	**315.1**	**–**	**315.1**	**22.8**	**337.9**	349.1
Swaps	**10.7**	**–**	**10.7**	**–**	**10.7**	11.0
Cross-currency interest rate swaps	**121.8**	**–**	**121.8**	**5.3**	**127.1**	105.1
Options written	**45.0**	**–**	**45.0**	**–**	**45.0**	44.6
Options purchased	**44.2**	**–**	**44.2**	**–**	**44.2**	41.4
Total foreign exchange contracts	**536.8**	**–**	**536.8**	**28.1**	**564.9**	551.2
Credit derivatives	**78.9**	**–**	**78.9**	**4.7**	**83.6**	80.6
Other contracts[1]	**54.5**	**48.4**	**102.9**	**2.3**	**105.2**	39.9
Total	**$1,701.1**	**$319.7**	**$2,020.8**	**$149.0**	**$2,169.8**	$2,063.3

[1] Includes equity and commodity derivatives.

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)						
	Remaining term to maturity					
Notional principal	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	2004 Total	2003 Total
Interest rate contracts						
Futures	**$ 206.7**	**$ 64.5**	**$ .1**	**$ –**	**$ 271.3**	$ 195.1
Forward rate agreements	**112.8**	**16.0**	**.1**	**.1**	**129.0**	217.8
Swaps	**310.2**	**203.1**	**145.8**	**207.1**	**866.2**	827.0
Options written	**28.5**	**24.2**	**8.1**	**11.9**	**72.7**	61.8
Options purchased	**41.8**	**14.8**	**8.3**	**12.0**	**76.9**	89.9
Total interest rate contracts	**700.0**	**322.6**	**162.4**	**231.1**	**1,416.1**	1,391.6
Foreign exchange contracts						
Forward contracts	**303.3**	**31.2**	**3.3**	**.1**	**337.9**	349.1
Swaps	**.4**	**2.4**	**1.3**	**6.6**	**10.7**	11.0
Cross-currency interest rate swaps	**28.3**	**37.3**	**23.5**	**38.0**	**127.1**	105.1
Options written	**40.5**	**3.2**	**1.3**	**–**	**45.0**	44.6
Options purchased	**38.8**	**3.5**	**1.3**	**.6**	**44.2**	41.4
Total foreign exchange contracts	**411.3**	**77.6**	**30.7**	**45.3**	**564.9**	551.2
Credit derivatives	**12.1**	**23.3**	**34.3**	**13.9**	**83.6**	80.6
Other contracts[1]	**70.8**	**19.3**	**9.1**	**6.0**	**105.2**	39.9
Total	**$1,194.2**	**$442.8**	**$236.5**	**$296.3**	**$2,169.8**	$2,063.3

[1] Includes equity and commodity derivatives.

The Bank is exposed to market risk as a result of price volatility in the derivatives and cash markets relating to movements in interest rates, foreign exchange rates, equity prices and credit spreads. This risk is managed by senior officers responsible for the Bank's trading business and is monitored separately by the Bank's Risk Management Group.

The estimated fair value of exchange traded derivative financial instruments is based on quoted market rates plus or minus daily margin settlements. This results in minimal fair values as these instruments are effectively settled on a daily basis. The estimated fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics. The fair value of over-the-counter derivative financial instruments also reflects the impact of valuation adjustments which recognize the need to cover market, liquidity, model and credit risks.

Fair Value of Derivative Financial Instruments

(millions of Canadian dollars)				2004		2003
	Average[1] fair value for the year		Year end fair value		Year end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:						
Interest rate contracts						
Forward rate agreements	$ 51	$ 63	$ 33	$ 51	$ 47	$ 55
Swaps	13,374	13,577	13,563	13,990	13,581	13,581
Options written	–	1,138	–	1,196	–	1,084
Options purchased	820	–	798	–	859	–
Total interest rate contracts	14,245	14,778	14,394	15,237	14,487	14,720
Foreign exchange contracts						
Forward contracts	6,359	5,611	6,780	6,093	6,217	4,759
Swaps	1,120	303	1,653	356	928	281
Cross-currency interest rate swaps	4,612	4,590	5,771	5,803	3,571	4,318
Options written	–	519	–	1,025	–	487
Options purchased	517	–	908	–	407	–
Total foreign exchange contracts	12,608	11,023	15,112	13,277	11,123	9,845
Credit derivatives	667	687	719	581	713	572
Other contracts[2]	2,679	3,354	3,472	4,778	2,128	2,863
Fair value – trading	$30,199	$29,842	$33,697	$33,873	$28,451	$28,000
Derivative financial instruments held or issued for non-trading purposes:						
Interest rate contracts						
Forward rate agreements			$ 2	$ 1	$ 4	$ 9
Swaps			720	783	821	862
Options written			–	–	–	6
Options purchased			45	–	74	–
Total interest rate contracts			767	784	899	877
Foreign exchange contracts						
Forward contracts			546	301	1,444	2,090
Cross-currency interest rate swaps			–	779	771	760
Total foreign exchange contracts			546	1,080	2,215	2,850
Credit derivatives			4	63	29	21
Other contracts[2]			276	2	–	–
Fair value – non-trading			1,593	1,929	3,143	3,748
Total fair value			$35,290	$35,802	$31,594	$31,748

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2003 was: Positive $29,044 million and Negative $29,808 million. Averages are calculated on a monthly basis.
[2] Includes equity and commodity derivatives.

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures.

On the following table, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments at Year End

(millions of Canadian dollars)			**2004**			2003
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 34**	**$ 116**	**$ 24**	$ 51	$ 223	$ 45
Swaps	**14,283**	**19,294**	**4,787**	14,402	18,719	4,810
Options purchased	**797**	**1,092**	**222**	878	1,171	282
Total interest rate contracts	**15,114**	**20,502**	**5,033**	15,331	20,113	5,137
Foreign exchange contracts						
Forward contracts	**7,248**	**11,558**	**2,582**	7,366	11,437	2,579
Swaps	**1,653**	**2,336**	**665**	928	1,520	465
Cross-currency interest rate swaps	**5,772**	**11,952**	**2,682**	4,342	9,369	2,131
Options purchased	**908**	**1,580**	**341**	247	748	171
Total foreign exchange contracts	**15,581**	**27,426**	**6,270**	12,883	23,074	5,346
Credit derivatives	**719**	**7,396**	**1,327**	485	7,668	1,811
Other contracts[2]	**2,444**	**5,222**	**1,668**	1,002	2,550	945
Total derivative financial instruments	**$33,858**	**$ 60,546**	**$14,298**	$29,701	$53,405	$13,239
Less impact of master netting agreements and collateral	**21,849**	**32,439**	**8,030**	20,149	28,824	7,252
	$12,009	**$28,107**	**$ 6,268**	$ 9,552	$24,581	$ 5,987

[1] Exchange traded instruments and forward foreign exchange contracts with an original maturity of 14 days or less are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2004 was $1,432 million (2003 – $1,893 million).

[2] Includes equity and commodity derivatives.

Contingent Liabilities, Commitments and Guarantees

(a) In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the goods to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	**2004**	2003
Financial and performance standby letters of credit	**$ 5,429**	$ 6,275
Documentary and commercial letters of credit	**691**	754
Commitments to extend credit		
Original term to maturity of one year or less	**29,900**	32,357
Original term to maturity of more than one year	**11,232**	16,346
	$ 47,252	$55,732

In addition, the Bank is committed to fund $424 million of merchant banking investments as opportunities arise.

(b) During the year, the Bank entered into an agreement with an external party whereby the external party will operate the Bank's Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum capital lease commitments for ABMs will be $66 million for 2005, $66 million for 2006, $65 million for 2007, $59 million for 2008, $57 million for 2009, and $124 million for 2010 and thereafter.

During fiscal 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years at a total projected cost of $720 million. During 2004, the Bank incurred $129 million and due to additional services purchased, the remaining obligation is projected to be $118 million for 2005, $115 million for 2006, $110 million for 2007, $106 million for 2008, $102 million for 2009 and $101 million for 2010.

The premises and equipment net rental expense charged to net income for the year ended October 31, 2004 was $539 million (2003 – $552 million).

The Bank has obligations under long term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $299 million for 2005; $254 million for 2006; $214 million for 2007; $189 million for 2008; $157 million for 2009; $455 million for 2010 and thereafter.

(c) During fiscal 2004, the Bank added $354 million to its contingent litigation reserves. This includes reserves with respect to certain Enron related actions to which the Bank is a party. Several of these matters are in the early stages of litigation and given the size of the claims there is exposure to additional loss. The Bank will regularly assess its position as events progress.

In addition, the Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

(d) In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2004 securities and other assets with a carrying value of $26 billion (2003 – $20 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2004, assets with a carrying value of $4 billion (2003 – $3 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

(e) In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2004 amounted to $5 billion (2003 – $4 billion).

(f) As of February 1, 2003, the Bank prospectively adopted the accounting guideline on disclosure of guarantees. A guarantee is defined to be a contract that contingently requires the Bank to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another third party to pay its indebtedness when due.

Significant guarantees that the Bank has provided to third parties include the following:

Financial and Performance Standby Letters of Credit
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Generally, the terms of these letters of credit do not exceed four years.

Assets Sold with Recourse
In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. Generally, the term of these guarantees does not exceed three years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. The term of these credit facilities do not exceed 20 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell/buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are "guarantees" under the definition contained in the accounting guideline. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2004 is $139 billion (2003 – $114 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. The Bank also indemnifies directors and officers, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of the indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The table below summarizes at October 31, the maximum potential amount of future payments that could be made under the guarantee agreements without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

(millions of Canadian dollars)	**2004**	2003
Financial and performance standby letters of credit	**$ 5,429**	$6,275
Assets sold with recourse	**1,869**	1,887
Credit enhancements	**117**	130
	$ 7,415	$8,292

NOTE 19 Concentration of Credit Risk

Concentration of credit exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions.

(millions of Canadian dollars)	On-balance sheet assets[1]		Off-balance sheet financial instruments			
			Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2004	2003	**2004**	2003	**2004**	2003
Canada	**92%**	90%	**70%**	61%	**27%**	22%
United States	**6**	7	**24**	30	**26**	29
United Kingdom	**1**	1	**3**	6	**8**	9
Europe – excluding the United Kingdom	**–**	1	**–**	–	**29**	28
Other International	**1**	1	**3**	3	**10**	12
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$123,924	$118,058	**$ 47,252**	$55,732	**$ 33,858**	$29,701

[1] No single industry segment accounted for more than 5% of the total loans and customers' liability under acceptances.

[2] At October 31, 2004, the Bank had commitments and contingent liability contracts in the amount of $47,252 million (2003 – $55,732 million). Included are commitments to extend credit totaling $41,132 million (2003 – $48,703 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows at October 31, 2004: Financial institutions 53% (2003 – 44%); Oil and gas 5% (2003 – 5%); Automotive 5% (2003 – 5%).

[4] At October 31, 2004, the current replacement cost of derivative financial instruments amounted to $33,858 million (2003 – $29,701 million). Based on the location of ultimate counterparty, the credit risk was allocated as detailed in the table above.

[5] The largest concentration by counterparty type was with financial institutions, which accounted for 84% of the total (2003 – 87%). The second largest concentration was with governments which accounted for 7% of the total. No other industry segment exceeded 3% of the total.

NOTE 20 Segmented Information

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management.

The Personal and Commercial Banking segment provides financial products and services to personal, small business, insurance, and commercial customers. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers. The Wealth Management segment provides investment products and services to institutional and retail investors.

The Bank's other business activities are not considered reportable segments and are therefore grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses, and taxes.

Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenues, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds are generally applied at market rates. Inter-segment revenues are negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment

The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking and Wealth Management segments, as there are no intangibles allocated to the Wholesale Banking and Corporate segments.

Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted (increased) to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The taxable equivalent basis adjustment reflected in the Wholesale Banking segment's results is eliminated in the Corporate segment.

Results by Business Segment

(millions of Canadian dollars)					
2004	Personal and Commercial Banking	Wholesale Banking[1,2]	Wealth Management	Corporate[1,2]	Total
Net interest income	**$ 4,191**	**$ 1,600**	**$ 508**	**$ (356)**	**$ 5,943**
Provision for (reversal of) credit losses	**373**	**41**	**–**	**(800)**	**(386)**
Other income	**2,066**	**615**	**2,098**	**104**	**4,883**
Non-interest expenses before amortization of intangibles	**3,650**	**1,289**	**2,047**	**395**	**7,381**
Income before provision for (benefit of) income taxes and non-controlling interest	**2,234**	**885**	**559**	**153**	**3,831**
Provision for (benefit of) income taxes	**747**	**278**	**191**	**(264)**	**952**
Non-controlling interest in net income of subsidiaries	**–**	**–**	**–**	**92**	**92**
Net income – before amortization of intangibles	**$ 1,487**	**$ 607**	**$ 368**	**$ 325**	**$ 2,787**
Amortization of intangibles, net of income taxes					**477**
Net income – reported basis					**$ 2,310**
Total assets	**$123,200**	**$148,100**	**$24,900**	**$14,827**	**$311,027**
2003					
Net interest income	$ 4,086	$ 1,355	$ 431	$ (256)	$ 5,616
Provision for (reversal of) credit losses	460	15	–	(289)	186
Other income	1,803	701	1,873	47	4,424
Non-interest expenses before amortization of intangibles	3,463	1,689	2,234	206	7,592
Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,966	352	70	(126)	2,262
Provision for (benefit of) income taxes	689	92	145	(323)	603
Non-controlling interest in net income of subsidiaries	–	–	–	92	92
Net income (loss) – before amortization of intangibles	$ 1,277	$ 260	$ (75)	$ 105	$ 1,567
Amortization of intangibles, net of income taxes					491
Net income – reported basis					$ 1,076
Total assets	$115,700	$123,400	$21,100	$13,332	$273,532
2002					
Net interest income	$ 4,058	$ 1,505	$ 426	$ (689)	$ 5,300
Provision for credit losses	505	2,490	–	(70)	2,925
Other income	1,710	1,163	1,895	161	4,929
Non-interest expenses before amortization of intangibles	3,501	1,235	2,080	(62)	6,754
Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,762	(1,057)	241	(396)	550
Provision for (benefit of) income taxes	648	(400)	116	(445)	(81)
Non-controlling interest in net income of subsidiaries	–	–	–	64	64
Net income (loss) – before amortization of intangibles	$ 1,114	$ (657)	$ 125	$ (15)	$ 567
Amortization of intangibles, net of income taxes					634
Net loss – reported basis					$ (67)

[1] The Wholesale Banking and Corporate segment results have been restated to reflect the transfer of the non-core lending portfolio to the Corporate Segment.

[2] The taxable equivalent basis adjustment reflected in the Wholesale Banking segment's results is eliminated in the Corporate segment.

Results by Geographic Distribution

The Bank earns revenue in Canada and in international locations. Reporting is based on the geographic location of the unit responsible for recording the revenues or assets.

(millions of Canadian dollars)				
2004	Total revenue	*Income (loss) before provision for income taxes and non-controlling interest*	Net income (loss)	Total assets
Canada	**$ 8,137**	**$ 2,110**	**$1,446**	**$216,110**
United States	**1,559**	**434**	**259**	**41,506**
International	**1,130**	**661**	**605**	**53,411**
Total	**$10,826**	**$ 3,205**	**$2,310**	**$311,027**
2003				
Canada	$ 7,381	$ 1,094	$ 761	$191,817
United States	1,588	(11)	(23)	38,222
International	1,071	407	338	43,493
Total	$10,040	$ 1,490	$1,076	$273,532
2002				
Canada	$ 7,593	$ 1,072	$ 785	$171,562
United States	1,553	(1,720)	(1,137)	47,524
International	1,083	200	285	58,954
Total	$10,229	$ (448)	$ (67)	$278,040

NOTE 21 Acquisitions and Dispositions

(a) Acquisition of Banknorth Group, Inc.

On August 26, 2004, the Bank announced a definitive agreement to acquire a 51% interest in Banknorth Group, Inc. (Banknorth) for total consideration of approximately $5 billion. Consideration will be 60% cash and 40% common shares of the Bank. Banknorth is a public company with approximately $35 billion in assets. The acquisition is subject to approval by regulators and Banknorth shareholders, and if approved, is expected to close in February 2005. Between now and the close of the acquisition, the Bank is restricted from declaring or paying any extraordinary or special dividends on its capital stock or amending its by-laws in a manner that would materially and adversely affect the economic benefits of the acquisition to the holders of Banknorth common stock.

(b) Acquisition of insurance business from Liberty Mutual Group

On April 1, 2004, the Bank acquired the Canadian personal property and casualty operations of Boston-based Liberty Mutual Group. Goodwill arising from this acquisition was $43 million.

(c) Acquisition of Branches from Laurentian Bank of Canada

On October 31, 2003, the Bank completed the acquisition of 57 branches outside the Province of Quebec from the Laurentian Bank of Canada. The all-cash purchase price reflects the value of assets acquired, less liabilities assumed. Intangible assets arising from the acquisition of $126 million are being amortized on a straight-line basis over the expected period of benefit of five years.

(d) Sale of Mutual Fund Record Keeping and Custody Business

During fiscal 2002, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $40 million.

(e) Acquisition of Stafford and LETCO

On March 1, 2002, the Bank completed the acquisition of the securities and trading technology platform and listed equity options market-making businesses of the Stafford group of firms (Stafford) and the LETCO group (LETCO). The purchase price consisted of an initial cash payment of approximately $428 million. The acquisition was accounted for by the purchase method and the results of Stafford and LETCO's operations have been included in the Consolidated Statement of Operations from March 1, 2002. As discussed in Note 5, the goodwill arising from the acquisition was written off in the second quarter of fiscal 2003.

(f) Acquisition of TD Waterhouse Shares

On November 26, 2001, the Bank completed the acquisition of the outstanding common shares of TD Waterhouse Group, Inc. (TD Waterhouse) that it did not own for total consideration of approximately $605 million. Goodwill arising from the acquisition was $233 million. On November 1, 2001, the Bank issued approximately 11 million common shares for cash proceeds of $400 million to partially fund the transaction.

(g) Acquisition of R.J. Thompson Holdings, Inc.

On November 1, 2001, TD Waterhouse acquired R.J. Thompson Holdings, Inc. (RJT), a direct access brokerage firm, for total cash consideration of $122 million. Goodwill arising from the acquisition was $120 million. The results of RJT have been included in the Consolidated Statement of Operations from November 1, 2001. In addition, contingent purchase price payments of up to $24 million were payable upon achievement of certain results. In the fourth quarter of 2002, $8 million was paid relating to the contingent purchase price payments and in the first quarter of 2003 an additional $14 million was paid to satisfy the remaining contingent purchase price payments required under the purchase agreement. These payments relate to finite life intangible assets which are amortized on a straight-line basis over the expected period of benefit of three years.

NOTE 22 Restructuring Costs

During the second quarter of fiscal 2003, the Bank announced a restructuring of the international unit of its wealth management business. Declining volumes in the discount brokerage business worldwide resulted in excess capacity, which impacted the Bank's ability to profitably run a global brokerage model. The Bank recognized a total of $26 million of pre-tax restructuring costs, with $21 million recognized in the second quarter and $5 million recognized in the third quarter of fiscal 2003. The restructuring was completed by the end of the third quarter of fiscal 2003. Of the $26 million in pre-tax restructuring costs, $7 million related to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $19 million related to write downs of software and systems development costs.

During the second quarter of fiscal 2003, the Bank also announced a restructuring of its U.S. equity options business in Wholesale Banking. Dramatic volume and margin declines had a significantly negative impact on this business. Consequently, the Bank determined that it was necessary to shift its strategy and focus solely on the equity options group centered in Chicago. As a result, the Bank recognized a total of $72 million of pre-tax restructuring costs in the second quarter of fiscal 2003. Of the $72 million in pre-tax restructuring costs, $31 million related to severance and employee support costs, $10 million related to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $31 million related to other expenses and revenue reserves directly related to the restructuring. The $31 million in severance and employee support costs reflects the cost of eliminating approximately 104 positions in the U.S. and 24 positions in Europe. The Bank released $7 million of the restructuring costs and substantially completed the restructuring in fiscal 2004.

As at October 31, 2004, the total unutilized balance of restructuring costs of $7 million (2003 – $19 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

					2004	2003
(millions of Canadian dollars)	Human Resources	Real Estate	Technology	Other	Total	Total
Balance at beginning of year	**$ 3**	**$9**	**$1**	**$ 6**	**$19**	$36
Restructuring costs arising (reversed) during the year						
Wholesale Banking[1]	**(2)**	**–**	**–**	**(5)**	**(7)**	72
Wealth Management	**–**	**–**	**–**	**–**	**–**	26
Amount utilized during the year						
Personal and Commercial Banking	**–**	**–**	**–**	**–**	**–**	28
Wholesale Banking	**1**	**1**	**1**	**1**	**4**	62
Wealth Management	**–**	**1**	**–**	**–**	**1**	25
Balance at end of year	**$ –**	**$7**	**$–**	**$ –**	**$ 7**	$19

[1] Includes $6 million of revenue reserves directly related to the restructuring.

NOTE 23 Earnings (Loss) Per Common Share

Basic and diluted earnings (loss) per common share at October 31 are as follows:

(millions of Canadian dollars)	2004	2003	2002
Basic earnings (loss) per common share			
Net income (loss)	**$2,310**	$1,076	$ (67)
Preferred dividends	**78**	87	93
Net income (loss) applicable to common shares	**2,232**	989	(160)
Average number of common shares outstanding (millions)	**654.5**	649.8	641.0
Basic earnings (loss) per common share	**$ 3.41**	$ 1.52	$ (.25)
Diluted earnings (loss) per common share			
Net income (loss) applicable to common shares	**$2,232**	$ 989	$ (160)
Average number of common shares outstanding (millions)	**654.5**	649.8	641.0
Stock options potentially exercisable as determined under the treasury stock method[1] (millions)	**4.9**	4.1	5.9
Average number of common shares outstanding – diluted (millions)	**659.4**	653.9	646.9
Diluted earnings (loss) per common share[2]	**$ 3.39**	$ 1.51	$ (.25)

[1] For 2004, all options outstanding were included in the computation of diluted earnings per common share as the options' exercise prices were less than the average market prices of the Bank's common shares. For 2003, the computation of diluted earnings (loss) per common share excluded weighted average options outstanding of 10,908,010 with a weighted exercise price of $39.40 (2002 – 7,944,584 at $40.14) as the options' exercise price was greater than the average market price of the Bank's common shares.

[2] For 2002, the effect of stock options potentially exercisable on earnings (loss) per common share was anti-dilutive, therefore basic and diluted earnings (loss) per common share are the same.

The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (GAAP).

Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net Income (Loss)
For the years ended October 31

(millions of Canadian dollars)	2004	2003	2002
Net income (loss) based on Canadian GAAP	**$2,310**	$1,076	$ (67)
Stock-based compensation[a]	**–**	–	98
Employee future benefits[b]	**(3)**	(11)	(14)
Restructuring costs[c]	**–**	(28)	(165)
Variable interest entities[d]	**(17)**	(16)	(25)
Available for sale securities[e]	**2**	128	(119)
Derivative instruments and hedging activities[f]	**(475)**	142	192
Guarantees[g]	**(13)**	(20)	–
Asset retirement obligations[h]	**(6)**	(30)	–
Other	**(10)**	–	–
Income taxes and net change in income taxes due to the above items[i]	**118**	(56)	28
Non-controlling interest in TD Mortgage Investment Corporation[j]	**(25)**	(23)	(23)
Net income (loss) based on U.S. GAAP	**1,881**	1,162	(95)
Preferred dividends	**53**	64	70
Net income (loss) applicable to common shares based on U.S. GAAP	**$1,828**	$1,098	$ (165)
Average number of common shares outstanding (millions)			
Basic – U.S. GAAP	**654.5**	649.8	641.0
– Canadian GAAP	**654.5**	649.8	641.0
Diluted – U.S. GAAP	**659.4**	653.9	646.9
– Canadian GAAP	**659.4**	653.9	646.9
Basic earnings (loss) per common share – U.S. GAAP	**$ 2.79**	$ 1.69	$ (.26)
– Canadian GAAP	**3.41**	1.52	(.25)
Diluted earnings (loss) per common share – U.S. GAAP	**$ 2.77**	$ 1.68	$ (.26)
– Canadian GAAP	**3.39**	1.51	(.25)

Consolidated Statement of Comprehensive Income (Loss)
For the years ended October 31

(millions of Canadian dollars)	2004	2003	2002
Net income (loss) based on U.S. GAAP	**$1,881**	$1,162	$ (95)
Other comprehensive income (loss), net of income taxes			
Net change in unrealized gains and losses on available for sale securities[1]	**16**	16	(226)
Reclassification to earnings in respect of available for sale securities[2]	**5**	(78)	75
Change in unrealized foreign currency translation gains and losses[3,7]	**(91)**	(548)	(32)
Change in gains and losses on derivative instruments designated as cash flow hedges[4]	**141**	126	180
Reclassification to earnings of gains and losses on cash flow hedges[5]	**40**	46	21
Minimum pension liability adjustment[6]	**(5)**	114	(114)
Comprehensive income (loss)	**$1,987**	$ 838	$(191)

[1] Net of income taxes (benefit) of $31 million (2003 – $7 million; 2002 – $(157) million).
[2] Net of income taxes (benefit) of $2 million (2003 – $(45) million; 2002 – $48 million).
[3] Net of income taxes (benefit) of $400 million (2003 – $481 million; 2002 – $65 million).
[4] Net of income taxes (benefit) of $76 million (2003 – $72 million; 2002 – $114 million).
[5] Net of income taxes (benefit) of $21 million (2003 – $27 million; 2002 – $15 million).
[6] Net of income taxes (benefit) of $(2) million (2003 – $72 million; 2002 – $(72) million).
[7] Fiscal 2004 includes $659 million (2003 – $971 million; 2002 – $90 million) of after-tax gains arising from hedges of the Bank's investment positions in foreign operations.

Condensed Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars)	2004			2003		
	Canadian GAAP	**Adjustments**	**U.S. GAAP**	Canadian GAAP	Adjustments	U.S. GAAP
Assets						
Cash resources and other[d]	**$ 9,038**	**$ 297**	**$ 9,335**	$ 7,719	$ –	$ 7,719
Securities						
Investment[e]	**31,387**	**3,917**	**35,304**	24,775	1,844	26,619
Trading[d]	**66,893**	**216**	**67,109**	54,890	195	55,085
Securities purchased under resale agreements	**21,888**	**–**	**21,888**	17,475	–	17,475
Loans (net)[d]	**123,924**	**46**	**123,970**	118,058	3,996	122,054
Derivatives' market revaluation[f]	**33,697**	**1,827**	**35,524**	28,451	3,732	32,183
Goodwill[b,c]	**2,225**	**64**	**2,289**	2,263	64	2,327
Intangible assets[b]	**2,144**	**33**	**2,177**	2,737	34	2,771
Other assets[b,d,f,h]	**19,831**	**67**	**19,898**	17,164	42	17,206
Total assets	**$311,027**	**$ 6,467**	**$317,494**	$273,532	$9,907	$283,439
Liabilities						
Deposits[d]	**$206,893**	**$ 350**	**$207,243**	$182,880	$ –	$182,880
Derivatives' market revaluation[f]	**33,873**	**1,138**	**35,011**	28,000	4,006	32,006
Other liabilities[b,c,d,e,f,g,h]	**49,389**	**4,662**	**54,051**	42,404	1,003	43,407
Subordinated notes, debentures and other debt[d]	**5,644**	**82**	**5,726**	5,887	4,224	10,111
Non-controlling interest in subsidiaries[d,j]	**1,250**	**118**	**1,368**	1,250	350	1,600
Total liabilities	**297,049**	**6,350**	**303,399**	260,421	9,583	270,004
Shareholders' equity						
Preferred shares[j]	**1,310**	**(350)**	**960**	1,535	(350)	1,185
Common shares[a]	**3,373**	**37**	**3,410**	3,179	17	3,196
Contributed surplus[a]	**20**	**2**	**22**	9	22	31
Foreign currency translation adjustments[k]	**(265)**	**265**	**–**	(130)	174	44
Retained earnings[a,b,c,d,e,f,g,h]	**9,540**	**(155)**	**9,385**	8,518	249	8,767
Accumulated other comprehensive income						
Net unrealized gains on available for sale securities[e]	**–**	**327**	**327**	–	306	306
Foreign currency translation adjustments[k]	**–**	**(265)**	**(265)**	–	(174)	(174)
Derivative instruments[f]	**–**	**261**	**261**	–	80	80
Minimum pension liability adjustment[b]	**–**	**(5)**	**(5)**	–	–	–
Total shareholders' equity	**13,978**	**117**	**14,095**	13,111	324	13,435
Total liabilities and shareholders'equity	**$311,027**	**$ 6,467**	**$ 317,494**	$273,532	$9,907	$283,439

(a) Stock-based Compensation
Until October 5, 2002, under the Bank's stock option plan, option holders could elect to receive cash for the options equal to their intrinsic value, being the excess of the market value of the share over the option exercise price at the date of exercise. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under the then current Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, income for U.S. GAAP purposes was increased for 2002 by $60 million as a result of decreases in intrinsic value during the period.

Effective October 6, 2002, the plan was amended so that new grants of options and all outstanding options can only be settled for shares. As a result, for the purposes of U.S. GAAP the accrued liability for stock options of $39 million after-tax was reclassified to capital as at October 6, 2002. Beginning in fiscal 2003, the Bank has expensed stock option awards for both Canadian and U.S. GAAP purposes using the fair value method of accounting for stock options. The only continuing Canadian and U.S. GAAP difference relates to the reversal of the accrued liability reclassified to capital for exercises and forfeitures of stock options that existed at October 6, 2002.

(b) Employee Future Benefits
Under Canadian GAAP, the Bank adopted the employee future benefits standard in fiscal 2001 on a retroactive basis without restatement. The Canadian standard requires the accrual of employee future benefits. Previous Canadian GAAP permitted non-pension benefits to be expensed as paid. U.S. GAAP similarly requires the accrual of employee future benefits. For purposes of U.S. GAAP, the Bank adopted the employee future benefits standard on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts will be amortized over the expected average remaining service life of the employee group for U.S. GAAP.

U.S. GAAP also requires an additional minimum liability to be recorded if the accumulated benefit obligation is greater than the fair value of plan assets. Canadian GAAP has no such requirement. For U.S. GAAP purposes, the Bank recognized the amounts noted in the table below in the Consolidated Balance Sheet.

(millions of Canadian dollars)	**2004**	2003
Prepaid pension expense (accrued benefit liability)	**$180**	$187
Intangible assets	**33**	34
Accumulated other comprehensive income before income taxes	**7**	–
Net amount recognized	**$220**	$221

(c) Restructuring Costs
Under previous Canadian GAAP, restructuring costs incurred by the Bank could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP and current Canadian GAAP also require that all restructuring costs be incurred within one year of a restructuring plan's approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement. There were no restructuring costs in fiscal 2004, however in accordance with U.S. GAAP, restructuring costs of $126 million before-tax were recognized in fiscal 2003 and $165 million before-tax in fiscal 2002. Restructuring costs recognized under Canadian GAAP were $98 million before-tax in fiscal 2003 and nil in fiscal 2002.

(d) Variable Interest Entities
U.S. GAAP and current Canadian GAAP require gains on loan securitizations to be recognized in income immediately. Under previous Canadian GAAP, gains were recognized only when received in cash by the Bank.

As of January 31, 2004, the Bank prospectively adopted the new U.S. interpretation on the consolidation of variable interest entities (VIEs). The interpretation required the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. Beginning in fiscal 2001, the Bank adopted the U.S. accounting standard for transfers and servicing of financial assets and extinguishments of liabilities. The principal impact of this U.S. standard was to require consolidation of certain entities in circumstances where the entity was considered a single-seller and either its activities were not sufficiently limited or it did not have a minimum 3% external equity investment. Current Canadian GAAP requires consolidation of such entities only when the Bank retains substantially all the residual risks and rewards of the entity.

In fiscal 2003, under U.S. GAAP, the Bank was required to consolidate loans of $4 billion and subordinated notes, debentures and other debt of $4 billion. No such adjustment was required under U.S. GAAP in fiscal 2004 because the Bank was not considered the primary beneficiary for any significant VIEs. However, as at October 31, 2004 the Bank held significant variable interests in certain VIEs where it is not considered the primary beneficiary. The first of these are multi-seller conduits which the Bank created in fiscal 1993, 1998, 1999 and 2000 with a total of $8 billion of assets. While probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits is $8 billion as of October 31, 2004 (through sole provision of liquidity facilities only available in the event of a general market disruption).

The second is a single-seller conduit which the Bank created in fiscal 2000 with $3 billion of assets. The Bank's maximum potential exposure to loss for this conduit is $3 billion as of October 31, 2004 (through sole provision of liquidity facilities only available in the event of a general market disruption), however, the probability of loss is negligible.

The Bank also enters into structured transactions on behalf of clients. Beginning in fiscal 2001, the Bank sold trading assets to certain third party managed multi-seller conduits as a source of cost effective funding as well as to manage regulatory capital. As part of the transactions, the Bank maintained its exposure to the assets through derivative contracts executed with the conduits. The Bank's maximum exposure to the entity is limited to the $3 billion notional value of the specified assets sold.

(e) Available for Sale Securities
U.S. GAAP requires that investment securities be classified as either "available for sale" or "held to maturity", and requires available for sale securities to be reported on the Consolidated Balance Sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from other comprehensive income to the Consolidated Statement of Operations. For U.S. GAAP, the Bank accounts for the majority of investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

In addition, under U.S. GAAP certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for obligations to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet.

(f) Derivative Instruments and Hedging Activities
U.S. GAAP requires all derivative instruments be reported on the Consolidated Balance Sheet at their fair values, with changes in the fair value for derivatives that are not hedges reported through the Consolidated Statement of Operations. U.S. GAAP provides specific guidance on hedge accounting including the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. For fiscal 2004, deferred net gains (losses) on derivative instruments of $90 million (2003 – $(27) million; 2002 – $(68) million) included in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 21 years, although a substantial majority is under two years. The ineffective portion of hedging derivative instruments' changes in fair values are immediately recognized in income. For fiscal 2004, under U.S. GAAP, the Bank recognized pre-tax gains (losses) of nil (2003 – $(19) million; 2002 – $3 million) for the ineffective portion of cash flow hedges.

Under previous Canadian GAAP, the Bank recognized only derivatives used in trading activities at fair value on the Consolidated Balance Sheet, with changes in fair value included in income. However, as discussed in Note 1, as of November 1, 2003 the Bank prospectively adopted a CICA accounting guideline on hedging relationships. This guideline resulted in non-trading derivatives that are in ineffective hedging relationships or that are hedges not designated in a hedging relationship being carried at fair value.

In fiscal 2004, the majority of the net income adjustment for derivative instruments and hedging activities resulted from the Bank entering into a hedge for the cash portion of the purchase price for the proposed acquisition of Banknorth. Under U.S. GAAP, the hedge of the proposed Banknorth acquisition is not eligible for designation as a hedged transaction in a cash flow hedge given that the forecasted transaction involves a business combination. As a result, changes in the fair value of the derivative have been reported through U.S. GAAP net income. However, under Canadian GAAP, the forecasted transaction is eligible for hedge accounting, given that it is a hedge of foreign exchange risk.

(g) Guarantees
During fiscal 2003, the Bank adopted the U.S. interpretation on guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. As a result, for U.S. GAAP purposes, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the Consolidated Balance Sheet at fair value. The total amount of the current liabilities recorded on the Consolidated Balance Sheet is $33 million for U.S. GAAP purposes in 2004 (2003 – $20 million). Under Canadian GAAP, a liability is not recognized at the inception of a guarantee.

(h) Asset Retirement Obligations
During fiscal 2003, the Bank prospectively adopted the U.S. standard relating to accounting for asset retirement obligations. This standard requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. There are no similar requirements under current Canadian GAAP. The cumulative effect of the change in accounting policy on prior years was a charge to income of $15 million after-tax in fiscal 2003, two cents per share on a basic and fully diluted basis and the effect of the standard for fiscal 2003 was a charge of $4 million after-tax. The charge for fiscal 2004 was $4 million after-tax. As at October 31, 2004, the Bank has recognized a liability for asset retirement obligations related to capitalized leasehold improvements of $57 million (2003 – $53 million) for U.S. GAAP reporting purposes.

(i) Future Income Taxes
Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

(j) Non-controlling Interest
Under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, are presented as a non-controlling interest on the Consolidated Balance Sheet, and the net income applicable to the non-controlling interest is presented separately on the Consolidated Statement of Operations. Under Canadian GAAP, these preferred shares are included within the total preferred shares presented on the Consolidated Balance Sheet.

(k) Foreign Currency Translation Adjustments
U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income. Under Canadian GAAP, the Bank presents foreign currency translation adjustments as a separate component of shareholders' equity.

NOTE 25 Related Party Transactions

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and certain officers are on market terms. The amounts outstanding are as follows:

(millions of Canadian dollars)	**2004**	2003
Residential mortgages	**$ 2**	$ 3
Consumer instalment and other personal	**5**	9
Business	**280**	378
Total	**$ 287**	$ 390

NOTE 26 Future Accounting Changes

Consolidation of Variable Interest Entities
The Canadian Accounting Standards Board issued a revised guideline on the consolidation of variable interest entities (VIEs) in order to harmonize with the revised U.S. Financial Accounting Standards Board interpretation. The revised guideline is effective for the Bank in fiscal 2005. The primary impact of adopting the revised guideline is that the Bank will no longer consolidate one of its innovative capital structures – TD Capital Trust Securities – Series 2012, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIEs rules. For regulatory capital purposes, the Bank's innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected. Note 24, the Reconciliation of Canadian and U.S. generally accepted accounting principles provides details of the adoption of the U.S. interpretation.

Liabilities and Equity
The Canadian Institute of Chartered Accountants (CICA) issued amendments to its accounting standard on financial instruments – disclosure and presentation which are effective for the Bank in fiscal 2005. As a result of these amendments, the Bank will be required to classify its existing preferred shares and innovative Tier 1 capital as liabilities. The Bank's preferred dividends will therefore be reported as interest expense and earnings attributable to common shares will be unaffected. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

Asset Retirement Obligations
In fiscal 2003, the CICA issued an accounting standard on asset retirement obligations that is applicable to the Bank in fiscal 2005. The standard harmonizes Canadian GAAP with current U.S. GAAP and requires that a liability for an asset retirement

obligation related to a long-lived asset to be recognized in the period in which it is incurred and recorded at fair value.

Merchant Banking Accounting

During 2003, the Canadian Accounting Standards Board amended its accounting standard on subsidiaries to disallow an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, beginning in fiscal 2005, the Bank will commence equity accounting for investments held within the merchant banking portfolio where it has significant influence. The Bank currently does not expect this change in accounting to result in a significant net income impact.

Financial Instruments, Hedges and Comprehensive Income

The CICA has issued two proposed accounting standards – *Financial Instruments – Recognition and Measurement* and *Hedges* and one new accounting standard – *Comprehensive Income*. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning with the first quarter of fiscal 2007. The principal impact of the standards are detailed below.

Comprehensive income will be a new component of shareholder's equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary financial statements. Comprehensive income includes unrealized gains and losses on available for sale securities, foreign currency translation and derivative instruments designated as cash flow hedges, net of income taxes.

Financial assets will be required to be classified as available for sale, held to maturity or trading. Held to maturity assets will be limited to fixed maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through comprehensive income.

For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the value of derivatives and hedged items will be recorded through income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through comprehensive income until the hedged items are recognized in income.

Investment Companies

The CICA issued an accounting guideline on investment companies which requires the Bank's investment companies to account for all its investments at fair value. The guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this accounting guideline is not significant for the Bank.

PRINCIPAL SUBSIDIARIES

(millions of Canadian dollars)		As at October 31, 2004
Canadian	Head office	Book value of shares owned by the Bank
Commercial Mortgage Operations Company of Canada	Toronto, Canada	$ 50
CT Financial Assurance Company	Toronto, Canada	12
First Nations Bank of Canada (89%)	Walpole Island, Canada	8
Meloche Monnex Inc.	Montreal, Canada	331
Security National Insurance Company	Montreal, Canada	
Primmum Insurance Company	Toronto, Canada	
TD General Insurance Company	Toronto, Canada	
TD Asset Finance Corp.	Toronto, Canada	16
TD MarketSite Inc.	Toronto, Canada	
TD Asset Management Inc.	Toronto, Canada	169
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Canada	–
TD Capital Funds Management Ltd.	Toronto, Canada	–
TD Capital Group Limited	Toronto, Canada	147
TD Capital Trust	Toronto, Canada	360
TD Capital Trust II	Toronto, Canada	2
TD Investment Management Inc.	Toronto, Canada	–
TD Investment Services Inc.	Toronto, Canada	223
TD Life Insurance Company	Toronto, Canada	18
TD Mortgage Corporation	Toronto, Canada	7,098
Canada Trustco Mortgage Company	London, Canada	
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	
Canada Trustco International Limited	Bridgetown, Barbados	
The Canada Trust Company	Toronto, Canada	
Truscan Property Corporation	Toronto, Canada	
TD Pacific Mortgage Corporation	Toronto, Canada	
TD Mortgage Investment Corporation	Calgary, Canada	88
TD Nordique Inc.	Vancouver, Canada	1,087
TD Parallel Private Equity Investors Ltd.	Toronto, Canada	58
TD Realty Limited	Toronto, Canada	24
TD Securities Inc.	Toronto, Canada	129
TD Timberlane Investments Limited	Vancouver, Canada	587
1390018 Ontario Limited	Toronto, Ontario	49

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, TD Capital Trust II, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located.

(millions of Canadian dollars)		As at October 31, 2004
United States	Head Office	Book value of shares owned by the Bank
TD North America Limited Partnership	Delaware, U.S.A.	$ 556
TD Waterhouse Group, Inc.	New York, U.S.A.	2,325
CTUSA, Inc.	New Jersey, U.S.A.	
TD Bank USA, F.S.B.	New Jersey, U.S.A.	
Drewmark, Inc.	New York, U.S.A.	
R.J. Thompson Holdings, Inc.	New York, U.S.A.	
National Investor Services Corp.	New York, U.S.A.	
TD Waterhouse Asset Management, Inc.	New York, U.S.A.	
TD Waterhouse Bank, N.A.	New Jersey, U.S.A.	
Waterhouse Mortgage Services, Inc.	New Jersey, U.S.A.	
TD Waterhouse Canada Inc.	Toronto, Canada	
TD Waterhouse Capital Markets, Inc.	New Jersey, U.S.A.	
TD Waterhouse European Acquisition Corporation	New York, U.S.A.	
TD Waterhouse Investor Services, Inc.	New York, U.S.A	
TD Waterhouse Canadian Call Center Inc.	Toronto, Canada	
TD Waterhouse Technology Services, Inc.	New Jersey, U.S.A.	
Toronto Dominion Holdings (U.S.A.), Inc.	Houston, U.S.A.	783
TD Equity Options, Inc.	Chicago, U.S.A.	
TD Options LLC	Chicago, U.S.A.	
Edge Trading Systems LLC	Chicago, U.S.A.	
TD Securities (USA) Inc.	New York, U.S.A.	
TD Professional Execution, Inc.	Chicago, U.S.A.	
Toronto Dominion (New York), Inc.	New York, U.S.A.	
Toronto Dominion (Texas), Inc.	Houston, U.S.A.	
Other foreign		
Carysforth Investments Limited (70%)	Grand Cayman, Cayman Islands	609
Haddington Investments Limited (70%)	Grand Cayman, Cayman Islands	609
NatWest Personal Financial Management Limited (50%)	London, England	72
NatWest Stockbrokers Limited	London, England	
TD Financial International Ltd.	Hamilton, Bermuda	3,000
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Haddington Services B.V.	Amsterdam, The Netherlands	914
Belgravia Securities Investments Limited (66.7%)	Grand Cayman, Cayman Islands	
TD Ireland	Dublin, Ireland	122
TD Global Finance	Dublin, Ireland	
TD Securities (Japan) Inc.	St. Michael, Barbados	58
TD Waterhouse Investor Services (UK) Limited	Leeds, England	382
TD Waterhouse Investor Services (Europe) Limited	Leeds, England	
Toronto Dominion Australia Limited	Sydney, Australia	51
Toronto Dominion International Inc.	St. Michael, Barbados	358
TD Capital Limited	London, England	
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	799
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion International Limited	London, England	
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey CI	1,296
TD Guernsey Services Limited	St. Peter Port, Guernsey CI	
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey CI	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	459

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, TD Capital Trust II, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located.

Acceptances: A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. Acceptances constitute a guarantee of payment by the Bank.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Average Earning Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Basis Point: A measurement unit defined as one hundredth of one percent.

Capital Asset Pricing Model: A model that describes the relationship between risk and expected return for securities. The model states that the expected return of a security or portfolio equals the rate on a risk-free security plus a risk premium related to the volatility of the security relative to a representative market portfolio.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Commitments to Extend Credit: Represent unutilized portions of authorizations to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

Current Replacement Cost: The estimated amount that would be paid or received by the Bank if the rights and obligations under contract were assigned to another counterparty.

Derivative Financial Instruments: Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credits spreads, commodity prices, equities and other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Documentary and Commercial Letters of Credit: Instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions.

Earnings per Share, Basic[1]**:** Net income less preferred share dividends divided by the average number of common shares outstanding.

Earnings per Share, Diluted[1]**:** Net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and other common stock equivalents.

Economic Profit: Economic profit is a tool to measure shareholder value creation. Economic profit is the Bank's net income before amortization of intangibles less preferred dividends and a charge for average invested capital.

Efficiency Ratio[1]**:** Non-interest expenses as a percentage of total revenue. The efficiency ratio measures the efficiency of the Bank's operations.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Foreign Exchange Forwards: Contracts to buy or sell foreign currencies on a specified future date at a predetermined fixed rate.

Forward Rate Agreements: Contracts fixing an interest rate to be paid or received on a notional principal of specified maturity commencing on a specified future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date. Each contract is between the Bank and the organized exchange on which the contract is traded.

Guarantees and Standby Letters of Credit: Irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Location of Ultimate Risk: The location of residence of the customer or, if guaranteed, the guarantor. However, where the customer or guarantor is a branch office, the location of residence of the head office is used, and where most of the customer's or guarantor's assets or the security for the asset are situated in a different country, that country is deemed to be the location of ultimate risk. Foreign currency assets are not necessarily utilized in or repaid from the geographic areas in which they are included.

Mark-to-Market: The valuation at market rates, as at the balance sheet date, of securities and derivatives held for trading purposes.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net Interest Income: The difference between the interest and dividends earned from loans and securities, and the interest paid on deposits and other liabilities.

Net Interest Rate Margin: Net interest income as a percentage of average earning assets.

Notional Principal: A reference amount on which payments for derivative financial instruments are based.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date.

Provision for Credit Losses: Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income applicable to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Risk-weighted Assets: Assets calculated by applying a regulatory predetermined risk-weight factor to the face amount of each asset. The face amount of off-balance sheet instruments are converted to balance sheet (or credit) equivalents, using specified conversion factors, before the appropriate risk-weights are applied. The risk-weight factors are established by the Superintendent of Financial Institutions Canada to convert assets and off-balance sheet exposures to a comparable risk level.

Securities Purchased under Resale Agreements: The purchase of a security, normally a government bond, with the commitment by the buyer to resell the security to the original seller at a specified price.

Securities Sold under Repurchase Agreements: The sale of a security with the commitment by the seller to repurchase the security at a specified price.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and/or currencies on a notional principal for a specified period of time.

Total Market Return: The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Variable Interest Entities (VIEs): VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

[1] These measures may be calculated on a reported basis and based on earnings before amortization of intangibles. Earnings before amortization of intangibles are explained in the "How the Bank Reports" section on page 13 of this Annual Report.

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2004	2003	2002
Assets			
Cash resources and other	**$ 9,038**	$ 7,719	$ 6,538
Securities	**98,280**	79,665	82,197
Securities purchased under resale agreements	**21,888**	17,475	13,060
Loans (net)	**123,924**	118,058	122,627
Other	**57,897**	50,615	53,618
Total	**311,027**	$273,532	$278,040
Liabilities			
Deposits	**$206,893**	$182,880	$189,190
Other	**83,262**	70,404	70,216
Subordinated notes and debentures	**5,644**	5,887	4,343
Non-controlling interest in subsidiaries	**1,250**	1,250	1,250
	297,049	260,421	264,999
Shareholders' equity			
Capital stock – preferred	**1,310**	1,535	1,485
– common	**3,373**	3,179	2,846
Contributed surplus	**20**	9	–
Foreign currency translation adjustments	**(265)**	(130)	418
Retained earnings	**9,540**	8,518	8,292
	13,978	13,111	13,041
Total	**$311,027**	$273,532	$278,040

Condensed Consolidated Statement of Operations – Reported Basis

(millions of Canadian dollars)	2004	2003	2002
Net interest income	**$ 5,943**	$ 5,616	$ 5,300
Provision for (reversal of) credit losses	**(386)**	186	2,925
Net interest income after provision for (reversal of) credit losses	**6,329**	5,430	2,375
Other income	**4,883**	4,424	4,929
Net interest and other income	**11,212**	9,854	7,304
Non-interest expenses	**8,007**	8,364	7,752
Income (loss) before provision for (benefit of) income taxes and non-controlling interest in net income of subsidiaries	**3,205**	1,490	(448)
Provision for (benefit of) income taxes	**803**	322	(445)
Non-controlling interest in net income of subsidiaries	**92**	92	64
Net income (loss)	**2,310**	1,076	(67)
Preferred dividends	**78**	87	93
Net income (loss) applicable to common shares	**$ 2,232**	$ 989	$ (160)

Condensed Consolidated Statement of Operations – Before Amortization of Intangibles[1]

(millions of Canadian dollars)	2004	2003	2002
Net interest income	**$ 5,943**	$ 5,616	$ 5,300
Provision for (reversal of) credit losses	**(386)**	186	2,925
Net interest income after provision for (reversal of) credit losses	**6,329**	5,430	2,375
Other income	**4,883**	4,424	4,929
Net interest and other income	**11,212**	9,854	7,304
Non-interest expenses	**7,381**	7,592	6,754
Income before provision for (benefit of) income taxes and non-controlling interest in net income of subsidiaries	**3,831**	2,262	550
Provision for (benefit of) income taxes	**952**	603	(81)
Non-controlling interest in net income of subsidiaries	**92**	92	64
Net income	**2,787**	1,567	567
Preferred dividends	**78**	87	93
Net income applicable to common shares	**$ 2,709**	$ 1,480	$ 474

2001	2000	1999	1998	1997	1996	1995
$ 5,945	$ 4,187	$ 6,226	$ 3,079	$ 7,587	$ 5,216	$ 4,351
97,194	85,387	69,093	49,719	33,422	24,224	22,128
20,205	13,974	25,708	12,291	23,321	13,063	6,363
119,673	120,721	87,485	84,926	79,702	72,391	66,295
44,821	40,549	25,905	31,816	19,820	15,403	16,208
$287,838	$264,818	$214,417	$181,831	$163,852	$130,297	$ 115,345
$193,914	$185,808	$140,386	$120,677	$110,626	$ 87,563	$ 81,131
74,356	60,121	58,946	49,015	42,532	33,720	25,757
4,892	4,883	3,217	3,606	3,391	2,335	2,404
1,272	1,656	335	–	–	–	–
274,434	252,468	202,884	173,298	156,549	123,618	109,292
1,492	1,251	833	845	546	534	535
2,259	2,060	2,006	1,301	1,297	1,305	882
–	–	–	–	–	–	–
450	279	277	426	156	36	44
9,203	8,760	8,417	5,961	5,304	4,804	4,592
13,404	12,350	11,533	8,533	7,303	6,679	6,053
$287,838	$264,818	$214,417	$181,831	$163,852	$130,297	$115,345

2001	2000	1999	1998	1997	1996	1995
$ 4,391	$ 3,605	$ 2,981	$ 2,941	$ 2,822	$ 2,467	$ 2,378
920	480	275	450	360	152	180
3,471	3,125	2,706	2,491	2,462	2,315	2,198
6,447	6,400	5,932	3,197	2,650	1,749	1,461
9,918	9,525	8,638	5,688	5,112	4,064	3,659
8,654	8,127	4,561	3,957	3,383	2,654	2,413
1,264	1,398	4,077	1,731	1,729	1,410	1,246
(206)	266	1,081	601	641	496	452
78	97	5	–	–	–	–
1,392	1,035	2,991	1,130	1,088	914	794
92	66	53	54	31	32	38
$ 1,300	$ 969	$ 2,938	$ 1,076	$ 1,057	$ 882	$ 756

2001	2000	1999	1998	1997	1996	1995
$ 4,391	$ 3,605	$ 2,981	$ 2,941	$ 2,822	$ 2,467	$ 2,378
920	480	275	450	360	152	180
3,471	3,125	2,706	2,491	2,462	2,315	2,198
6,447	6,400	5,932	3,197	2,650	1,749	1,461
9,918	9,525	8,638	5,688	5,112	4,064	3,659
7,362	6,924	4,559	3,957	3,383	2,654	2,413
2,556	2,601	4,079	1,731	1,729	1,410	1,246
646	880	1,081	601	641	496	452
78	97	5	–	–	–	–
1,832	1,624	2,993	1,130	1,088	914	794
92	66	53	54	31	32	38
$ 1,740	$ 1,558	$ 2,940	$ 1,076	$ 1,057	$ 882	$ 756

[1] Earnings before amortization of intangibles is explained in the "How the Bank reports" section on page 13 of this Annual Report.

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2004	2003	2002
Preferred shares	**$ 1,310**	$ 1,535	$ 1,485
Common shares	**3,373**	3,179	2,846
Contributed surplus	**20**	9	–
Foreign currency translation adjustments	**(265)**	(130)	418
Retained earnings	**9,540**	8,518	8,292
Total common equity	**12,668**	11,576	11,556
Total shareholders' equity	**$ 13,978**	$ 13,111	$ 13,041

Other Statistics – Reported Basis

			2004	2003	2002
Per common share[1]	1	Basic net income	**$ 3.41**	$ 1.52	$ (.25)
	2	Diluted net income[2]	**3.39**	1.51	(.25)
	3	Dividends	**1.36**	1.16	1.12
	4	Book value	**19.31**	17.64	17.91
	5	Closing market price	**48.98**	43.86	29.35
	6	Closing market price to book value	**2.54**	2.49	1.64
	7	Closing market price appreciation	**11.7%**	49.4%	(18.3)%
	8	Total shareholder return	**14.8**	53.4	(15.2)
Performance ratios	9	Return on total common equity	**18.5%**	8.7%	(1.3)%
	10	Return on risk-weighted assets	**2.22**	.92	(.05)
	11	Efficiency ratio	**74.0**	83.3	75.8
	12	Net interest rate margin	**2.33**	2.23	2.07
	13	Common dividend payout ratio	**39.9**	76.2	–
	14	Dividend yield[3]	**3.0**	3.2	3.2
	15	Price earnings ratio[4]	**14.5**	29.2	–
Asset quality	16	Net impaired loans as a % of net loans[5]	**(.5)%**	(.5)%	(.7)%
	17	Net impaired loans as a % of common equity	**(5.1)**	(5.5)	(8.4)
	18	Provision for credit losses as a % of net average loans[5]	**(.30)**	.15	2.24
Capital ratios	19	Tier 1 capital to risk-weighted assets	**12.6%**	10.5%	8.1%
	20	Total capital to risk-weighted assets	**16.9**	15.6	11.6
	21	Common equity to total assets	**4.1**	4.2	4.2
Other	22	Number of common shares outstanding (thousands)[1]	**655,902**	656,261	645,399
	23	Market capitalization (millions of Canadian dollars)	**$ 32,126**	$ 28,784	$ 18,942
	24	Average number of employees[6]	**42,843**	42,538	44,470
	25	Number of domestic retail outlets[7]	**1,034**	1,093	1,178
	26	Number of retail brokerage offices	**256**	270	283
	27	Number of Automated Banking Machines	**2,407**	2,638	2,608

Other Statistics – Before Amortization of Intangibles[8]

			2004	2003	2002
Per common share[1]	1	Basic net income	**$ 4.14**	$ 2.28	$ .74
	2	Diluted net income[2]	**4.11**	2.26	.73
Performance ratios	3	Return on total common equity	**22.5%**	13.0%	3.9%
	4	Return on risk-weighted assets	**2.68**	1.35	.45
	5	Efficiency ratio	**68.2**	75.6	66.0
	6	Common dividend payout ratio	**32.9**	50.9	151.5
	7	Price earnings ratio[4]	**11.9**	19.5	40.8

	2001	2000	1999	1998	1997	1996	1995
	$ 1,492	$ 1,251	$ 833	$ 845	$ 546	$ 534	$ 535
	2,259	2,060	2,006	1,301	1,297	1,305	882
	–	–	–	–	–	–	–
	450	279	277	426	156	36	44
	9,203	8,760	8,417	5,961	5,304	4,804	4,592
	11,912	11,099	10,700	7,688	6,757	6,145	5,518
	$ 13,404	$ 12,350	$ 11,533	$ 8,533	$ 7,303	$ 6,679	$ 6,053

	2001	2000	1999	1998	1997	1996	1995
	$ 2.07	$ 1.56	$ 4.90	$ 1.81	$ 1.77	$ 1.48	$ 1.25
	2.05	1.53	4.81	–	–	–	–
	1.09	.92	.72	.66	.56	.50	.44
	18.97	17.83	17.25	12.94	11.38	10.15	9.16
	35.94	41.95	33.75	22.95	25.83	15.68	11.88
	1.89	2.35	1.96	1.77	2.27	1.54	1.30
	(14.3)%	24.3%	47.1%	(11.1)%	64.8%	32.0%	15.9%
	(11.7)	27.0	50.2	(8.6)	68.3	36.2	20.1
	11.3%	8.9%	34.3%	15.0%	16.6%	15.4%	14.3%
	1.08	.86	2.74	1.10	1.13	1.06	.99
	79.8	81.2	51.2	64.5	61.8	62.9	62.9
	1.75	1.54	1.60	1.82	2.22	2.40	2.52
	52.6	59.0	14.7	36.4	31.7	34.3	35.1
	2.7	2.3	2.1	2.4	2.7	3.7	4.0
	17.5	27.4	7.0	12.7	14.6	10.6	9.5
	–%	(.1)%	(.3)%	(.3)%	(.1)%	.4%	1.0%
	(.4)	(1.4)	(2.4)	(3.4)	(1.2)	5.6	12.8
	.71	.39	.28	.48	.43	.20	.23
	8.4%	7.2%	10.1%	7.2%	6.6%	6.8%	7.4%
	11.9	10.8	13.3	11.0	10.2	9.3	10.3
	4.1	4.2	5.0	4.2	4.1	4.7	4.8
	628,451	622,616	620,343	594,238	593,892	605,406	602,806
	$ 22,587	$ 26,119	$ 20,937	$ 13,638	$ 15,337	$ 9,490	$ 7,158
	45,565	45,026	30,636	29,236	28,001	26,815	25,413
	1,294	1,355	904	916	913	947	952
	284	292	269	254	198	157	54
	2,777	2,836	2,164	2,124	2,038	1,991	1,966

	2001	2000	1999	1998	1997	1996	1995
	$ 2.77	$ 2.51	$ 4.90	$ 1.81	$ 1.77	$ 1.48	$ 1.25
	2.74	2.46	4.81	–	–	–	–
	15.1%	14.3%	34.3%	15.0%	16.6%	15.4%	14.3%
	1.42	1.35	2.74	1.10	1.13	1.06	.99
	67.9	69.2	51.2	64.5	61.8	62.9	62.9
	39.3	36.7	14.7	36.4	31.7	34.3	35.1
	13.1	17.1	7.0	12.7	14.6	10.6	9.5

1 Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.
2 As the information is not reasonably determinable, amounts for years prior to 1999 have not been calculated to give effect to dilution under the treasury stock method.
3 Dividends paid during the year divided by average of high and low common share prices for the year.
4 Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio is computed using basic net income per common share.
5 Includes customers' liability under acceptances.
6 Reflects the number of employees on an average full-time equivalent basis. Prior to 2002, the number of employees is on an "as at" full-time equivalent basis.
7 Includes retail bank outlets, private client centre branches, and estates and trusts branches.
8 Earnings before amortization of intangibles is explained in the "How the Bank reports" section on page 13 of this Annual Report.

Quarterly Results – Reported Basis

	2004				2003			
	Quarter ended				Quarter ended			
(millions of Canadian dollars)	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
Net interest income	**$1,475**	**$1,494**	**$1,485**	**$1,489**	$1,379	$1,402	$1,445	$1,390
Provision for (reversal of) credit losses	**(73)**	**(17)**	**(192)**	**(104)**	(83)	59	98	112
Net interest income after provision for (reversal of) credit losses	**1,548**	**1,511**	**1,677**	**1,593**	1,462	1,343	1,347	1,278
Other income	**1,118**	**1,181**	**1,284**	**1,300**	1,094	1,193	968	1,169
Net interest and other income	**2,666**	**2,692**	**2,961**	**2,893**	2,556	2,536	2,315	2,447
Non-interest expenses	**1,904**	**1,907**	**2,271**	**1,925**	1,960	1,883	2,564	1,957
Income (loss) before provision for income taxes and non-controlling interest in net income of subsidiaries	**762**	**785**	**690**	**968**	596	653	(249)	490
Provision for income taxes	**127**	**178**	**156**	**342**	72	129	1	120
Non-controlling interest in net income of subsidiaries	**23**	**23**	**23**	**23**	23	23	23	23
Net income (loss)	**612**	**584**	**511**	**603**	501	501	(273)	347
Preferred dividends	**17**	**19**	**21**	**21**	21	21	22	23
Net income (loss) applicable to common shares	**$ 595**	**$ 565**	**$ 490**	**$ 582**	$ 480	$ 480	$ (295)	$ 324
(Canadian dollars)								
Basic net income (loss) per common share	**$ .91**	**$ .87**	**$ .74**	**$ .89**	$ .74	$ .74	$ (.46)	$ .50
Diluted net income (loss) per common share	**.90**	**.86**	**.74**	**.88**	.73	.73	(.46)	.50
Return on common shareholders' equity	**19.1%**	**18.4%**	**16.5%**	**19.8%**	16.7%	17.1%	(10.5)%	11.1%
(billions of Canadian dollars)								
Average earning assets	**$ 257**	**$ 258**	**$ 258**	**$ 248**	$ 242	$ 259	$ 259	$ 248
Net interest income as a % of average earning assets	**2.28%**	**2.30%**	**2.34%**	**2.39%**	2.26%	2.15%	2.29%	2.22%

Quarterly Results – Before Amortization of Intangibles[1]

	2004				2003			
	Quarter ended				Quarter ended			
(millions of Canadian dollars)	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
Net interest income	**$1,475**	**$1,494**	**$1,485**	**$1,489**	$1,379	$1,402	$1,445	$1,390
Provision for (reversal of) credit losses	**(73)**	**(17)**	**(192)**	**(104)**	(83)	59	98	112
Net interest income after provision for (reversal of) credit losses	**1,548**	**1,511**	**1,677**	**1,593**	1,462	1,343	1,347	1,278
Other income	**1,118**	**1,181**	**1,284**	**1,300**	1,094	1,193	968	1,169
Net interest and other income	**2,666**	**2,692**	**2,961**	**2,893**	2,556	2,536	2,315	2,447
Non-interest expenses	**1,762**	**1,755**	**2,109**	**1,755**	1,785	1,697	2,365	1,745
Income (loss) before provision for income taxes, non-controlling interest in net income of subsidiaries	**904**	**937**	**852**	**1,138**	771	839	(50)	702
Provision for income taxes	**177**	**231**	**211**	**333**	135	196	73	199
Non-controlling interest in net income of subsidiaries	**23**	**23**	**23**	**23**	23	23	23	23
Net income (loss)	**704**	**683**	**618**	**782**	613	620	(146)	480
Preferred dividends	**17**	**19**	**21**	**21**	21	21	22	23
Net income (loss) applicable to common shares	**$ 687**	**$ 664**	**$ 597**	**$ 761**	$ 592	$ 599	$ (168)	$ 457
(Canadian dollars)								
Basic net income (loss) per common share	**$ 1.05**	**$ 1.02**	**$ .91**	**$ 1.16**	$ .91	$ .92	$ (.26)	$ .71
Diluted net income (loss) per common share	**1.04**	**1.01**	**.90**	**1.15**	.90	.91	(.26)	.70
Return on common shareholders' equity	**22.1%**	**21.7%**	**20.1%**	**26.0%**	20.6%	21.4%	(6.0)%	15.6%

[1] Earning before amortization of intangibles is defined in the "How the Bank reports" section on page 13 of this Annual Report.

SHAREHOLDER AND INVESTOR INFORMATION

Market Listings

The Toronto-Dominion Bank common shares are listed on:
the Toronto Stock Exchange
the New York Stock Exchange
the Tokyo Stock Exchange

The Toronto-Dominion Bank preferred shares with a ticker symbol are listed on the Toronto Stock Exchange.

The Preferred Shares, Series A ("HYBRIDS") of TD Mortgage Investment Corporation are listed on the Toronto Stock Exchange.

The Capital Trust Securities – Series 2009 of TD Capital Trust are listed on the Toronto Stock Exchange.

A number of deposit notes issued by the Bank are listed on one of:
the London Stock Exchange
the Irish Stock Exchange

Auditors

Ernst & Young LLP
PricewaterhouseCoopers LLP

Dividends

Direct dividend depositing: All shareholders may have their dividends deposited directly to any bank account in Canada or the United States. For this service, please write to the Bank's transfer agent.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by writing to the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after record date, or as otherwise advised by the Bank.

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
1-800-387-0825
416-643-5500
www.cibcmellon.com or inquiries@cibcmellon.com

Please contact our transfer agent for shareholder inquires relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program.

Shareholder Relations Department

For all other shareholder inquiries, please contact the Shareholder Relations department at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

Dividend Reinvestment Plan

For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our web site at www.td.com under Investor Relations/Shareholder Information.

Debenture Services

Trustee for debentures:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1

Dividend Dates[1] for 2005

Date Payable	Common Share Record Date
January 31, 2005	December 16, 2004
April 30, 2005	March 17, 2005
July 31, 2005	June 16, 2005
October 31, 2005	September 15, 2005

[1] Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

Securities Information[2]	Ticker Symbol	Cusip No.
Common Shares	TD	891160 50 9
Non-cumulative Redeemable Class A First Preferred Shares, Series I		891160 77 2
Non-cumulative Redeemable Class A First Preferred Shares, Series J	TD.PR.J	891160 79 8
Non-cumulative Redeemable Class A First Preferred Shares, Series M	TD.PR.M	891160 71 5
Non-cumulative Redeemable Class A First Preferred Shares, Series N	TD.PR.N	891160 69 9
TD Mortgage Investment Corporation HYBRIDS	TDB.M	871949 AA 1
TD Capital Trust Capital Trust Securities – Series 2009	TDD.M	87807M AA 1
TD Capital Trust II TD Capital Trust II Securities – Series 2012-1		87807T AA 6

[2] Further information is available on our web site at www.td.com under Investor Relations/Shareholder Information.

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1
Toronto-Dominion Centre
Toronto (Ontario)
M5K 1A2

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〒105-0001
東京都港区虎ノ門
４丁目３番地２０号
神谷町ＭＴビル１６階
トロント・ドミニオン
銀行東京支店
(Tel. 03-5473-1610)

SENIOR OFFICERS



W. Edmund Clark[1]
North York
President and
Chief Executive Officer

Corporate Office



Fredric J. Tomczyk[1]
Toronto
Vice Chair
Corporate Operations



Colleen M. Johnston[1]
Toronto
Executive Vice President
Finance



J. David Livingston
Toronto
Executive Vice President
Corporate Development



Daniel A. Marinangeli
Toronto
Executive Vice President
and Chief Financial Officer



Bharat B. Masrani
Toronto
Executive Vice President
Risk Management



Christopher A. Montague
Oakville
Executive Vice President
and General Counsel

Corporate Office Senior Vice Presidents:

Riaz E. Ahmed
Oakville
Corporate Development

Robert M. Aziz[1]
Oakville
Legal

Mark R. Chauvin
Burlington
Credit Risk Management

Barbara I. Cromb
Etobicoke
Corporate Development

Theresa L. Currie[1]
Oakville
Human Resources

John T. Davies
Mississauga
Enterprise Technology
Solutions

D. Suzanne Deuel
Toronto
Operational Risk and
Insurance Management
Risk Management

Donald E. Drummond[1]
Toronto
TD Economics

David M. Fisher
Burlington
Office of the Ombudsman

William R. Gazzard[1]
Toronto
Compliance

Philip D. Ginn
Richmond Hill
Computing Services

Alan J. Jette[1]
Toronto
Treasury and Balance
Sheet Management

Damian McNamee
Pickering
Finance

Nico Meijer
Toronto
Trading Risk

Dominic J. Mercuri[1]
Burlington
Marketing

Kerry A. Peacock[1]
Toronto
Corporate and Public
Affairs

S. Kenneth Pustai[1]
Ancaster
Human Resources

J. David Sloan
Toronto
Audit

Steven L. Tennyson
Toronto
Enterprise Technology
Solutions

Alan E. Wheable[1]
Oakville
Taxation

Personal and Commercial Banking



Andrea S. Rosen
Toronto
Vice Chair and
President,
TD Canada Trust



Bernard T. Dorval[1]
Toronto
Executive Vice President
Business Banking and
Insurance
Deputy Chair
TD Canada Trust



Timothy D. Hockey[1]
Mississauga
Executive Vice President
Retail Distribution and
e.Bank

Personal and Commercial Banking Senior Vice Presidents:

Cathy L. Backman
Etobicoke
e.Bank
Retail Distribution

Joan D. Beckett[1]
Toronto
Greater Toronto Area
Suburban Region
Retail Distribution

Richard C. Campbell
Oakville
Human Resources

John A. Capozzolo[1]
Etobicoke
Ontario Central Region
Retail Distribution

Paul M. Clark
Halifax
Atlantic Region
Retail Distribution

James E. Coccimiglio
Pickering
Greater Toronto Area
Commercial Banking

Alan H. Desnoyers
Kirkland
Quebec District
Commercial Banking

Paul C. Douglas
Burlington
Commercial Banking

Alexandra P. Dousmanis-Curtis
London
Ontario South
West Region
Retail Distribution

Thomas J. Dyck[1]
Oakville
Small Business Banking
and Merchant Services

Christopher D. Dyrda
Calgary
Western District
Commercial Banking

Gary B. Flowers
Mississauga
Commercial National
Accounts
Commercial Banking

Brian J. Haier
Toronto
Retail Sales and Service
Retail Distribution

Charles A. Hounsell[1]
Oakville
Retail Transformation

Paul W. Huyer
Toronto
Finance

Sean E. Kilburn[1]
Toronto
TD Life Group

Christine Marchildon[1]
Pointe Claire
Québec Region
Retail Distribution

Margo M. McConvey
Mississauga
Core Banking and Term
Products

Ronald J. McInnis
Gloucester
Ontario North and East
Region
Retail Distribution

David I. Morton
Oakville
Sales and Service
Commercial Banking

Dwight P. O'Neill[1]
Toronto
Personal Lending and Risk

Suzanne E. Poole
Vancouver
Pacific Region
Retail Distribution

Bruce M. Shirreff
Etobicoke
Real Estate Secured
Lending

R. Iain Strump
Calgary
Prairie Region
Retail Distribution

Ian B. Struthers
Toronto
Financial Restructuring
Group
Commercial Banking

Alain P. Thibault[1]
Outremont
TD Meloche Monnex Inc.

Paul I. Verwymeren
Burlington
Commercial Credit Risk
Management
Commercial Banking

Michael F. Walzak
Oakville
Ontario District
Commercial Banking

M. Suellen Wiles[1]
Mississauga
Greater Toronto Area
Central Region
Retail Distribution

Wealth Management



William H. Hatanaka[1]
Toronto
Executive Vice President
Wealth Management



Michael A. Foulkes
Leeds, United Kingdom
Executive Vice President
TD U.K. Brokerage

Wealth Management Senior Vice Presidents:

William R. Fulton[1]
Toronto
Private Client Services

Karen Ganzlin
Mississauga
Human Resources

Stephen J. Geist
Etobicoke
TD Mutual Funds

Robert A. Hamilton
Edinburgh, Scotland
NatWest Stockbrokers

Steven Mantle[1]
Oakville
Managed Products, Services and Solutions

Gerard J. O'Mahoney
Oakville
TD Waterhouse Operations

David P. Pickett[1]
Toronto
Practice Management

Michael E. Reilly[1]
Oakville
TD Waterhouse Investment Advice

Rudy J. Sankovic[1]
Pickering
Finance

John G. See
Oakville
TD Waterhouse Discount Brokerage and Financial Planning

Kevin J. Whyte[1]
Oakville
Solutions Delivery Services

Wealth Management – USA



Timothy P. Pinnington[1]
Purchase, New York
President and Chief Executive Officer
TD Waterhouse USA



T. Christian Armstrong[1]
New York, New York
Executive Vice President and Vice Chair
Sales & Marketing
TD Waterhouse USA



Diane E. Walker[1]
New York, New York
Executive Vice President
Chief Administrative Officer
TD Waterhouse USA

Wealth Management – USA Senior Vice Presidents:

Joseph N. Barra
Dix Hills, New York
Customer Care
TD Waterhouse USA

J. Thomas Bradley Jr.
Essex Fells, New Jersey
Institutional Services
TD Waterhouse USA

Janet M. Hawkins[1]
New York, New York
Marketing
TD Waterhouse USA

Richard J. Rzasa
Hoboken, New Jersey
Technology Solutions
TD Waterhouse USA

Wholesale Banking



Robert E. Dorrance[1]
Toronto
Vice Chair
Chairman and Chief Executive Officer
TD Securities



Michael W. MacBain
Toronto
Executive Vice President and President
TD Securities

Wholesale Banking Senior Vice Presidents:

Sinan O. Akdeniz
London, United Kingdom
Credit Products Group

Rod F. Ashtaryeh
New York, New York
U.S. Media Communications

Warren W. Bell
Oakville
Human Resources

John F. Coombs
Toronto
Credit Management

Marcus J. Fedder[1]
London, United Kingdom
Region Head
Europe and Asia Pacific

Martine M. Irman
Toronto
Global Foreign Exchange and Money Markets

Paul N. Langill[1]
Etobicoke
Finance

Jason A. Marks
Toronto
Energy Trading and International Proprietary Equity Trading

Patrick B. Meneley
North York
Investment Banking

Brendan O'Halloran
New Canaan, Connecticut
TD Securities USA

Michel J. Paradis[1]
Toronto
Operations

Robbie J. Pryde[1]
Toronto
Institutional Equities

Lisa A. Reikman
Toronto
Credit Risk Management

Investment Management



Robert F. MacLellan
Toronto
Executive Vice President
Chief Investment Officer

Investment Management Senior Vice Presidents:

Barbara F. Palk
Toronto
TD Asset Management

John R. Pepperell
Toronto
TD Asset Management

Satish C. Rai
Pickering
TD Asset Management

All of the senior officers listed have held management or senior management positions with the Bank for the past five years. The list of senior officers above includes their municipality of residence. This listing is as of November 26, 2004.

[1] These senior officers have not been with the Bank for the past five years. Each has previously held management or senior management positions with another financial institution, investment counsellor, public relations firm or law firm during the past five years.

THE FUTURE MATTERS

We invite you to obtain a copy of our 2004 Corporate Responsibility Report*, an account of our social and environmental performance and the things that matter to ...

All Canadians

Each year TDBFG makes an important contribution to Canada's economic, social and civic development. Through our roles as purchaser, employer, lender, taxpayer and community partner, we try to make a positive impact on the economic life of every region and the country's long-term growth. We also make constructive contributions by participating in public discussions on crucial national issues, by investing our resources in community economic development, and by sharing our skills and expertise with others outside our organization.

Our Communities

TDBFG is one of the largest corporate contributors to charities, committed to giving at least 1% of our annual domestic pre-tax profits on an operating cash basis. To ensure we can make a lasting, positive impact, our charitable giving program places a priority on three key areas closest to our hearts: children's health, education and literacy, and the environment. The enthusiastic volunteerism of our employees, who organize an incredible array of fundraising activities and give their time represents a significant part of our contribution to communities.

Our Environment

Taking action to protect our planet is a shared responsibility, and at TDBFG we've made our commitment to the environment an integral part of how we operate. We promote and encourage energy efficiency, waste reduction, and other sound environmental management processes and practices. Also, through the TD Friends of the Environment Foundation, each year we provide support to over 1,000 community-based initiatives and organizations that help protect and build awareness of the Canadian environment.

Our Customers

TDBFG is dedicated to making financial services a truly comfortable experience for our more than 13 million customers. For us, that means a continual process of listening to their needs, measuring satisfaction with our customer service, providing helpful advice and information, and creating diverse, flexible products that are accessible to all. We also know that building a comfortable experience is about ensuring we have the highest level of safeguards and conduct in place to protect customer interests.

Our Employees

Employees are a critical part of our competitive advantage, so we're focused on building a supportive, healthy and rewarding workplace that allows them to perform at their best and achieve career satisfaction. We invest roughly $50 million per year on training and development, offer a wide range of benefits and work/life options, and have made workforce diversity a priority at TDBFG. We're continually trying to improve the employee experience by listening and responding to their preferences through channels such as our organization-wide TD Pulse Survey.

Our Shareholders

We are focused on maximizing long-term shareholder value and are committed to leadership in corporate governance. TDBFG has a strong and independent Board of Directors, led by a Chairman who is not an executive or former executive of TDBFG. We work constantly to meet new corporate governance requirements and evolving best practices while ensuring our activities are clearly communicated to shareholders.

*Our 2004 Corporate Responsibility Report will be available after March 1, 2005. Visit td.com or email crreport@td.com.

TD BANK FINANCIAL GROUP HAS BEEN KEEPING COMMITMENTS TO OUR STAKEHOLDERS FOR THE PAST 149 YEARS. IN OUR EFFORTS TO BUILD LONG-TERM RELATIONSHIPS AND SHAPE POSITIVE FUTURES FOR ALL OUR STAKEHOLDERS, WE CONTINUALLY STRIVE TO SUPPORT EACH OF THEIR NEEDS AND ACTIVELY PROMOTE THE SOCIAL, ECONOMIC AND ENVIRONMENTAL ENRICHMENT OF OUR SHARED SOCIETY.

Below: Sherrida Nasir, Administrative Assistant, TD Bank Financial Group.



Bank Financial Group

www.td.com

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; and Wholesale Banking including TD Securities, operating in key financial centres around the globe. On October 31, 2004, TD was the third largest bank in Canada in terms of market capitalization.

The Bank is a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada. It was formed on February 1, 1955 through the amalgamation of The Bank of Toronto, chartered in 1855, and The Dominion Bank, chartered in 1869. The Bank is headquartered in Toronto, Canada.

Our common stock is listed on the Toronto Stock Exchange and on the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

Head Office
Address:
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario
M5K 1A2
416-982-8222

Fax:
416-982-5671

Products and services:
Contact TD Canada Trust, 24 hours a day, seven days a week
1-866-222-3456

French:
1-866-233-2323

Cantonese/Mandarin:
1-800-328-3698

Telephone device for the deaf:
1-800-361-1180

General information:
Contact Corporate and Public Affairs,
416-982-8578

Internet web site:
www.td.com

Internet e-mail:
customer.service@td.com

Annual Meeting
March 23, 2005
9:30 a.m.
Fairmont Chateau Laurier
Ottawa, Ontario

Shareholder Services
For shareholder inquiries relating to:
missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
1-800-387-0825
416-643-5500
www.cibcmellon.com or
inquiries@cibcmellon.com

Co-transfer agent and registrar:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
or
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-370-1163
TDD for hearing impaired:
1-800-231-5469
Foreign shareholders:
201-329-8660
TDD foreign shareholders:
201-329-8354
www.melloninvestor.com

Shareholder service agent in Japan:
Mizuho Trust & Banking Co., Ltd.
1-17-7, Saga, Koto-ku
Tokyo, Japan
135-8722

For all other shareholder inquiries, please contact the Shareholder Relations department at
416-944-6367 or 1-866-756-8936 or
email tdshinfo@td.com

Shareholder information is also available by calling toll-free in Canada or the United States
1-800-4NEWS-TD (1-800-463-9783);
in Toronto, call
416-982-NEWS (416-982-6397) or
416-944-6367 or 1-866-756-8936

Shareholders may communicate directly with non-management directors through the Chairman of the Board, by writing to:
John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontatio
M5K 1A2

Financial mailing list:
The Bank maintains a mailing list so shareholders and other interested parties can receive quarterly financial statements and annual reports. To add your name to this list, please write the Bank's transfer agent.

Common Share Repurchase
The Bank is engaged in a normal *course issuer bid through the* facilities of the Toronto Stock Exchange. A copy of the notice of the bid may be obtained, without charge, by contacting the Shareholder Relations department.

Further information regarding the bid is available on our web site at www.td.com under Investor Relations/Shareholder Information/Common Shares.

Printed on recycled paper containing a minimum of 15% post-consumer waste. Only vegetable-based, low solvent inks have been used.

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